SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Financial report 1st quarter results, 2012

2	Financial statements 1st quarter results, 2012

Financial report 2012

January February March April May June July August September October November December

Santander

www.santander.com

3

Gross income

EUR Million

+ 8.3% Q1’12 - Q1’11

Attributable profit

EUR Million

-23.9% Q1’12 - Q1’11

Efficiency ratio

%

-0.4 p.p. Q1’12 - Q1’11

Pre-provision profit

EUR Million

+9.2% Q1’12 - Q1’11

Earnings per share

Euros

-28.5% Q1’12 - Q1’11

Core capital

%

+ 0.4 p,p, Q1’12 - Q1’11

4	JANUARY - MARCH / FINANCIAL REPORT 2012

KEY CONSOLIDATED DATA

Balance sheet (EUR Million)	Q1’12	Q1’11	Amount	(%)	2011

Total assets	1,283,349	1,208,563	74,786	6.2	1,251,525
Net customer loans	746,382	713,871	32,511	4.6	750,100
Customer deposits	642,786	620,774	22,013	3.5	632,533
Customer funds under management	1,007,804	984,668	23,136	2.3	984,353
Shareholders’ equity (1)	80,695	77,590	3,105	4.0	80,629
Total managed funds	1,418,528	1,350,922	67,606	5.0	1,382,980

Income statement (EUR Million)	Q1’12	Q1’11	Amount	(%)	2011

Net interest income	7,821	7,075	746	10.6	29,110
Gross income	11,354	10,482	872	8.3	42,754
Pre-provision profit	6,280	5,750	530	9.2	23,195
Profit from continuing operations	1,829	2,332	(504)	(21.6)	7,812
Attributable profit to the Group	1,604	2,108	(504)	(23.9)	5,351

EPS, profitability and efficiency (%)	Q1’12	Q1’11	Amount	(%)	2011

EPS (euro)	0.17	0.24	(0.07)	(28.5)	0.60
Diluted EPS (euro)	0.17	0.24	(0.07)	(28.5)	0.60
ROE	8.13	11.37			7.14
ROTE	11.99	16.90			10.81
ROA	0.57	0.77			0.50
RoRWA	1.28	1.58			1.06
Efficiency ratio (with amortisations)	44.7	45.1			45.7

BIS II ratios and NPL ratios (%)	Q1’12	Q1’11			2011

Core capital	10.10	9.66			10.02
Tier I	11.05	10.93			11.01
BIS II ratio	13.50	13.74			13.56
NPL ratio	3.98	3.61			3.89
NPL coverage	62	71			61

Market capitalisation and shares	Q1’12	Q1’11	Amount	(%)	2011

Shares (2) (millions at period-end)	9,077	8,440	637	7.5	8,909
Share price (euros)	5.770	8.192	(2.422)	(29.6)	5.870
Market capitalisation (EUR million)	52,373	69,143	(16,769)	(24.3)	50,290
Book value (1) (euro)	8.45	8.72			8.62
Price / Book value (X)	0.68	0.94			0.68
P/E ratio (X)	8.47	8.60			9.75

Other data	Q1’12	Q1’11	Amount	(%)	2011

Number of shareholders	3,269,996	3,149,422	120,574	3.8	3,293,537
Number of employees	189,613	177,648	11,965	6.7	189,766
Continental Europe	58,506	49,702	8,804	17.7	59,297
o/w: Spain	31,809	32,192	(383)	(1.2)	31,889
United Kingdom	27,381	26,902	479	1.8	27,072
Latin America	92,244	89,866	2,378	2.6	91,913
USA	9,151	8,928	223	2.5	9,187
Corporate Activities	2,331	2,250	81	3.6	2,297
Number of branches	14,696	14,179	517	3.6	14,756
Continental Europe	6,558	6,151	407	6.6	6,608
o/w: Spain	4,763	4,794	(31)	(0.6)	4,781
United Kingdom	1,363	1,412	(49)	(3.5)	1,379
Latin America	6,053	5,895	158	2.7	6,046
USA	722	721	1	0.1	723

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 24 2012, following a favourable report from the Audit and Compliance Committee on April, 18 2012. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In December 2011, estimated data of May 2012 scrip dividend
(2)	In December 2011, includes shares issued to cover the exchange of preferred shares of December 2011

FINANCIAL REPORT 2012 / JANUARY - MARCH	5

HIGHLIGHTS OF THE QUARTER

Income statement: (pages 9-12)

•

In a quarter characterised by a difficult economic and financial environment, the Group posted an attributable profit of EUR 1,604 million (EPS of EUR 0.17), 23.9% less than in the first quarter of 2011. This was largely due to still high provisions in some units, higher minority interests in Brazil and Chile, and the reduced stake in Santander Consumer USA and more taxes.

•

The Group continued to show its capacity to generate high operating profits. Pre-provision profit set a new quarterly record of EUR 6,280 million, 9.2% more year-on-year and 13.4% above the fourth quarter.

•	The income statement reflects the main focuses of management during the quarter:

•	Good performance of basic revenues (+8.9% y-o-y) thanks to net interest income (+10.6%) and fee income (+4.1%), Trading gains were also good, chiefly due to wholesale businesses.

•

Year-on-year growth in expenses (+7.2%) slightly below the growth in gross income and with a better trend: zero growth in the first quarter over the fourth quarter of 2011 compared to a 7% rise in gross income.

•	Higher provisions for loan losses because of specific ones and consumption of the generic ones in Spain in 2011 (release of EUR 356 million in the first quarter of last year).

•

Better trend over the fourth quarter. Pre-provision profit was up 13.4%, spurred by a 6.8% rise in gross income and flat costs. This absorbed the higher provisions and increased profit before tax by 4.4%.

Strong balance sheet: (pages 13-22)

•

Core capital ratio of 10.10% under BIS II criteria at the end of March (+ 8 b.p. since the end of 2011). In accordance with the requirements established by the European Banking Authority (EBA), the ratio is 9.11%.

•	Better financing structure (deposits plus medium- and long- term funding to loans ratio of 116% compared to 113% at the end of 2011).

•

The liquidity ratio (loans-to-deposits) was 115% (117% at the end of 2011). The preference for deposits throughout the Group and a conservative policy of issues was maintained, taking advantage of market opportunities and guaranteeing comfortable coverage of liquidity.

•

The Group’s non-performing loan and coverage ratios were 3.98% and 62%, respectively, at the end of March. The NPL ratio in Spain was 5.75% and coverage 46%. In each case, the NPL ratios rose in the quarter and coverage was 1 p.p. higher.

Significant event in the quarter and subsequent ones: (more detail on page 57)

•

Banco Santander and KBC Bank agreed to merge their subsidiaries in Poland (Bank Zachodni WBK and Kredyt Bank), consolidating the combined bank as the third largest in the country. After the operation Santander will control between 76.5% and 81.5% of the bank.

•

The operation is in line with the Group’s strategy of growing in high potential core markets and will improve the critical mass and generate synergies in business in addition to those already announced at the time of the acquisition of Bank Zachodni WBK. It will have a positive impact on EPS and a ROI higher than the cost of capital in the third year.

6	JANUARY - MARCH / FINANCIAL REPORT 2012

HIGHLIGHTS OF THE QUARTER

The Santander share: (page 23)

•	The Santander share stood at EUR 5.770 on March 30, 1.7% lower than at the end of 2011 and 29.6% lower year- on-year.

•

Banco Santander has already paid the first interim dividend of EUR 0.135 in cash per share charged to 2011’s profits. The second and third dividends of EUR 0.126 and EUR 0.119 per share respectively were paid under the Santander Dividendo Elección (scrip dividend) scheme. In addition, the AGM on March 30 approved a final dividend of EUR 0.22 per share, also under the programme, to be paid in May.

•	The total remuneration per share for 2011 was EUR 0.60 for the third year running (a total of EUR 5,260 million).

Business Areas: (more detail on pages 24-55)

•

Continental Europe: attributable profit of EUR 584 million, 33.5% less year-on-year because of the fall in the units in Spain and Portugal, which in the first quarter of 2011 consumed EUR 350 million of generic provisions. Net operating income before provisions, was 10.6% higher. The profit was two times higher than in the fourth quarter of 2011 and also clearly above that of the third quarter, due to higher gross income and lower costs and provisions.

•

United Kingdom: attributable profit of £255 million, 40.8% less year-on-year, hard hit by the higher cost of funding and the impact of low interest rates on the spreads of products. Costs remained stable and provisions increased.

•

Latin America: attributable profit of EUR 1,218 million in the first quarter of 2012. In local currency, profit was 4.1% lower because of the perimeter impact, higher provisions and taxes. On a like-for-like basis, profit was 4.0% higher and net operating income increased 17.5%. In relation to the fourth quarter, higher gross income and lower costs produced positive growth in net operating income and profits.

•

United States: attributable profit of $314 million, 20.6% less than in the first quarter of 2011 because of the perimeter impact. Sovereign Bank, which was not affected by the perimeter, produced attributable profit 8.9% higher year-on-year and 7.7% more than the fourth quarter of 2011.

Distribution of attributable profit

by geographic segments. Q1’12

Distribution of attributable profit

by business segments. Q1’12

FINANCIAL REPORT 2012 / JANUARY - MARCH	7

CONSOLIDATED FINANCIAL REPORT

General background

Grupo Santander conducted its business in the first quarter of 2012 against a global economic backdrop that showed some signs of greater stability following approval of the new rescue package for Greece, higher growth in the US and the recovery of Latin American economies.

Yet the situation is not free of risks, which still emanate from Europe’s sovereign debt crisis, despite the extraordinary support measures taken by the European Central Bank, the surge in oil prices and signs of a downturn in the Chinese economy.

In the US, the upward revision in fourth quarter GDP growth (+3.0% quarter-on-quarter annualized), together with improvements in employment, consumption and the housing sector, should make it possible to continue this growth in the first quarter of 2012 at significant rates (above 2% according to the IMF). With inflation expected to continue to fall to around 2%, the Fed has leeway to maintain a monetary policy that supports growth and calms sovereign and financial tensions in Europe. Its official interest rate will remain at around zero beyond 2013.

Latin America’s indicators since the end of 2011 point to more solid growth than envisaged. This cooled expectations of lower official interest rates in the coming months and appreciated currencies.

Brazil’s GDP rose 2.7% in 2011 after growing 0.3% in the fourth quarter over the third. Domestic demand, which looks like accelerating in 2012 to an average 3.5%, was the engine of growth. Lower inflation (5.2% in March) enabled the central bank to cut interest rates again (to 9.0% from 11% in 2011). In this environment, the real strengthened notably and ended March at BRL 1.82/US$1 after the central bank’s measures and interventions.

Mexico grew 3.8% in 2011, after lower growth in the fourth quarter (0.4% quarter-on-quarter) due to services and agriculture. The low unemployment rate (5.2% in February) combined with strong growth in lending will help to boost domestic demand and public investment in 2012, key elements for maintaining GDP growth of around 3.5%, according to the IMF.

In this context and with inflation under control, the Bank of Mexico held its benchmark rate at 4.5% in a strategy that does not look like changing. The peso appreciated in the first quarter to MXN 12.7/US$1.

Chile’s growth accelerated in the fourth quarter (+2% over the third quarter; +0.3% third quarter over second quarter) to end the year at 5.9%. This pace continued in the first quarter of 2012. The spurt in inflation (3.8% in March) and the stronger growth led the central bank to change the bias of its monetary policy, initially focused on cutting its official rate (-0.25% in January to 5%) and now closer to a possible rise. The peso strengthened by almost 7% in the first quarter to CLP 486/US$1.

The euro zone economy shrank 0.3% in the fourth quarter, reducing growth for the year to 1.5%, due to the sharp deterioration in the confidence of markets, households and companies, and the tougher lending conditions due to the sovereign crisis.

With inflation (2.7% in March) expected to decline, the ECB carried out a second auction of long-term liquidity which, together with the first one, brought to EUR 1,021 million the three-year funding granted to European banks at 1%. The ECB seems to be adopting a strategy of wait and see in order to assess the impact of the unconventional measures. The euro remained stable against the dollar and ended the quarter at US$1.34/EUR.

The situation by countries reflects the very varied performance. The impact of sovereign debt tensions on the peripheral countries intensified in the fourth quarter (Italy’s GDP shrank 0.7% and Portugal’s 1.3%), while France grew 0.2%.

Germany, after the contraction in the fourth quarter (0.2%) began 2012 with greater signs of upturn than the rest of the euro zone and a robust labour market (lowest unemployment rate since 1991), which should gradually boost the contribution of domestic demand.

Spain’s economy shrank 0.3% in the fourth quarter over the third. Despite a solid external sector, the adjustment process (debt, real estate and the current account) and the substantial fiscal consolidation effort, will result in negative growth for the whole year. Inflation dropped to 1.9% in March.

The UK economy contracted 0.3% in the fourth quarter over the third. Inflation continued to fall (3.5% in March). The Bank of England held its base rate at 0.5% and increased the objective for acquiring bonds by £50,000 million (to £325,000 million), which it aims to complete in May. Sterling remained stable against the euro and ended March at EUR 1.20/£1.

Poland, after growing 4.3% in 2011, began 2012 with lower growth but still more than 2.5% according to the IMF. External demand and private consumption were weaker, while investment remained strong. With inflation lower in March at 3.8%, the central bank held its key rate at 4.5% (since June) while the zloty appreciated 7% against the euro during the first quarter to PLN 4.15/EUR 1.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1’12	Q1’11	31.03.12	31.12.11	31.03.11

US$	1.3105	1.3672	1.3356	1.2939	1.4207
Pound	0.8344	0.8537	0.8339	0.8353	0.8837
Brazilian real	2.3156	2.2789	2.4323	2.4159	2.3058
New Mexican peso	17.0138	16.4943	17.0222	18.0512	16.9276
Chilean peso	640.4469	658.8955	649.3019	671.3400	683.1436
Argentine peso	5.6878	5.4932	5.8366	5.5686	5.7528
Polish zloty	4.2297	3.9450	4.1522	4.4580	4.0106

8	JANUARY - MARCH / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Grupo Santander. Income statement

New quarterly record for pre-provision profit of EUR 6,280 million, 9.2% more year-on-year and 13.4% above that of the fourth quarter of 2011.

Basic revenues increased 8.9% year-on-year thanks to the good evolution of net interest income (+10.6%), fee income (+4.1%) and insurance activity (+10.0%). The increase over the fourth quarter was 5.3%.

The quarter was also good for trading gains (+20.1%), general improvement over recent quarters.

Year-on-year growth in expenses slightly below that of gross income and with a better trend in the last quarter: (gross income: +6.8%; expenses: -0.4%).

Higher loan-loss provisions due to the rise in specific ones and release of EUR 356 million in the first quarter of 2011).

Negative impact on attributable profit from a higher tax charge and perimeter (mainly in minority interests).

Attributable profit was EUR 1,604 million, 23.9% less than in the first quarter of 2011 and due to three factors that affected the year-on-year comparison:

•	Generic provisions instead of the release made in 2011.

•

A net negative perimeter effect of 3 p.p. This was due, on the one hand, to the difference between a positive impact from the entry in April 2011 of Bank Zachodni WBK and, to a lesser extent, of the business acquired from SEB in Germany as of February 2011, and, on the other hand, a negative impact from the lower contribution of income by the equity accounted method (because of the entry of new partners into the capital of Santander Consumer Finance and the partial disposal of insurance business in Latin America, which means that the Group has reduced its equity stakes in both cases) and the rise in minority interests after the placement of part of the capital of the subsidiaries in Chile and Brazil.

•	The larger impact of taxes.

These effects absorbed the good evolution of pre-provision profit, which set a new quarterly record of EUR 6,280 million (+9.2% y-o-y), spurred by sound basic revenues (+8.9%).

Attributable profit was 6.6% lower than recurring profit in the fourth quarter, also affected by minority interests and taxes as profit before tax was 4.4% higher, due to gross income and operating expenses.

Income statement

EUR Million

	Q1’12	Q1’11	Variation Amount	(%)	Q4’11	Variation Amount	(%)

Net interest income	7,821	7,075	746	10.6	7,536	285	3.8
Dividends	61	40	21	52.6	101	(39)	(39.1)
Income from equity-accounted method	136	225	(90)	(39.9)	176	(41)	(23.2)
Net fees	2,622	2,518	104	4.1	2,387	235	9.9
Gains (losses) on financial transactions	797	664	134	20.1	474	323	68.1
Other operating income/expenses	(83)	(40)	(43)	107.8	(45)	(38)	83.9
Gross income	11,354	10,482	872	8.3	10,629	725	6.8
Operating expenses	(5,074)	(4,731)	(343)	7.2	(5,093)	19	(0.4)
General administrative expenses	(4,549)	(4,227)	(322)	7.6	(4,563)	14	(0.3)
Personnel	(2,637)	(2,474)	(163)	6.6	(2,601)	(36)	1.4
Other general administrative expenses	(1,911)	(1,752)	(159)	9.1	(1,961)	50	(2.5)
Depreciation and amortisation	(525)	(505)	(21)	4.1	(530)	5	(0.9)
Net operating income	6,280	5,750	530	9.2	5,536	744	13.4
Net loan-loss provisions	(3,127)	(2,065)	(1,061)	51.4	(2,577)	(549)	21.3
Impairment losses on other assets	(83)	(48)	(35)	74.2	11	(94)	—
Other income	(526)	(546)	20	(3.7)	(531)	5	(1.0)
Profit before taxes (w/o capital gains)	2,545	3,092	(547)	(17.7)	2,439	106	4.4
Tax on profit	(716)	(759)	43	(5.6)	(545)	(171)	31.4
Profit from continuing operations (w/o capital gains)	1,829	2,332	(504)	(21.6)	1,894	(65)	(3.4)
Net profit from discontinued operations	1	(6)	7	—	(3)	4	—
Consolidated profit (w/o capital gains)	1,829	2,327	(497)	(21.4)	1,890	(61)	(3.2)
Minority interests	226	218	7	3.3	173	53	30.4
Attributable profit to the Group (w/o capital gains)	1,604	2,108	(504)	(23.9)	1,717	(114)	(6.6)
Net extraordinary capital gains and provisions	—	—	—	—	(1,670)	1,670	(100.0)
Attributable profit to the Group	1,604	2,108	(504)	(23.9)	47	1,556	—

EPS (euros)	0.17	0.24	(0.07)	(28.5)	0.00	0.17	—
Diluted EPS (euros)	0.17	0.24	(0.07)	(28.5)	0.00	0.16	—

Pro memoria:
Average total assets	1,275,368	1,210,814	64,554	5.3	1,243,254	32,114	2.6
Average shareholders’ equity	78,894	74,152	4,742	6.4	75,458	3,436	4.6

FINANCIAL REPORT 2012 / JANUARY - MARCH	9

CONSOLIDATED FINANCIAL REPORT

Quarterly

EUR Million

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12

Net interest income	7,075	7,225	7,275	7,536	7,821
Dividends	40	193	60	101	61
Income from equity-accounted method	225	204	169	176	136
Net fees	2,518	2,667	2,636	2,387	2,622
Gains (losses) on financial transactions	664	722	639	474	797
Other operating income/expenses	(40)	(90)	(57)	(45)	(83)
Gross income	10,482	10,921	10,722	10,629	11,354
Operating expenses	(4,731)	(4,826)	(4,909)	(5,093)	(5,074)
General administrative expenses	(4,227)	(4,303)	(4,376)	(4,563)	(4,549)
Personnel	(2,474)	(2,511)	(2,569)	(2,601)	(2,637)
Other general administrative expenses	(1,752)	(1,791)	(1,807)	(1,961)	(1,911)
Depreciation and amortisation	(505)	(523)	(533)	(530)	(525)
Net operating income	5,750	6,095	5,813	5,536	6,280
Net loan-loss provisions	(2,065)	(2,546)	(2,711)	(2,577)	(3,127)
Impairment losses on other assets	(48)	(52)	(84)	11	(83)
Other income	(546)	(1,378)	(357)	(531)	(526)
Profit before taxes (w/o capital gains)	3,092	2,119	2,661	2,439	2,545
Tax on profit	(759)	(512)	(683)	(545)	(716)
Profit from continuing operations (w/o capital gains)	2,332	1,607	1,978	1,894	1,829
Net profit from discontinued operations	(6)	(0)	(15)	(3)	1
Consolidated profit (w/o capital gains)	2,327	1,607	1,963	1,890	1,829
Minority interests	218	214	161	173	226
Attributable profit to the Group (w/o capital gains)	2,108	1,393	1,803	1,717	1,604
Net extraordinary capital gains and provisions	—	—	—	(1,670)	—
Attributable profit to the Group	2,108	1,393	1,803	47	1,604

EPS (euros)	0.24	0.16	0.20	0.00	0.17
Diluted EPS (euros)	0.24	0.16	0.20	0.00	0.17

Net interest income

EUR Million

Basic revenues*

EUR Million

(*)	Including net interest income, fees and insurance activities

Other aspects to be taken into account before looking at the results are:

•

The impact of exchange rates against the euro was virtually zero (less than one negative percentage point) when comparing gross income and operating expenses with the first quarter of 2011. The impact in the UK and the US was positive (2 and 4 p.p., respectively) and in Latin America the effect was negative (1 p.p.).

•

The profit for the quarter still does not reflect the capital gain from the sale of the business in Colombia (EUR 615 million net of tax), which is expected to occur in the second quarter and will be fully assigned, as announced, to strengthening the balance sheet.

The performance of the income statement and comparison between the first quarter 2012 and the same period of 2011 was as follows:

Gross income was EUR 11,354 million, 8.3% higher year-on-year (+6.8% excluding the perimeter and exchange rate impacts).

•	Net interest income rose 10.6% to EUR 7,821 million. This was due to the net impact of several factors.

•	There was a positive effect from the moderate increase in volumes and the improvement in the spreads on loans for the whole Group (from 3.59% to 3.89%).

•	The spread on deposits was 0.24% in the first quarter of 2012, the same as in the first quarter of 2011.

10	JANUARY - MARCH / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Net fees

EUR Million

			Variation
	Q1’12	Q1’11	Amount	(%)

Fees from services	1,499	1,412	87	6.2
Mutual & pension funds	302	307	(5)	(1.5)
Securities and custody	184	162	22	13.5
Insurance	637	637	(0)	(0.0)
Net fee income	2,622	2,518	104	4.1

•	Negative effect from the higher cost of funding and from higher liquidity requirements in some countries such as the UK.

•

Net fee income increased 4.1%, with a favourable performance of those from services (+6.2%) and from almost all concepts. Fee income from securities rose 13.5% while those originated by mutual funds were 1.6% lower.

•

Gains on financial transactions increased 20.1% year-on-year, largely due to the businesses contribution, with very good performance of GBM, as well as to Corporate Activities. The latter made a loss of EUR 74 million in the first quarter of 2011 (due to the negative effect of the foreing exchange rates variations in the payment of dividends and valuation of portfolios) and in the first quarter of 2012 was EUR 46 million positive.

•

Income by the equity accounted method was 39.9% lower at EUR 136 million (down from EUR 225 million), largely due to the perimeter impact from the Group’s reduced stake in Santander Consumer USA and insurance business in Latin America, which make up most of this concept.

•

Lastly, other operating results were EUR 83 million negative in the first quarter of 2012 (EUR 40 million also negative in the same period of 2011) because of the EUR 47 million increase in the contribution to the deposit guarantee funds, mainly in Spain.

Better trend of gross income over the fourth quarter of 2011, as it was 6.8% higher (+27% annualised) and 3.5% excluding the perimeter and exchange rate effects. This reflected the good performance of basic revenues and trading gains.

Operating expenses rose 7.2% year-on-year and 4.4% excluding the perimeter and exchange rate effects. The year-on-year performance varied throughout the Group.

In Europe, both the large retail units as well as the UK followed the same trend as in 2011 and registered negative growth in real terms or growth of around zero. Of note was the 3.8% fall in Portugal.

The increase in costs was due to the incorporations in Poland and Germany, Latin America (rise in commercial capacity and revision of the wage agreements made in 2011 in an environment of higher inflation) and the US, which reflects the greater level of investments in technology and structures.

Compared to the fourth quarter, operating expenses were basically flat for the whole Group and 3.0% lower excluding the exchange rate effect. Almost all of the main units registered negative growth.

Operating expenses

EUR Million

	Q1’12	Q1’11	Variation Amount	(%)

Personnel expenses	2,637	2,474	163	6.6
General expenses	1,911	1,752	159	9.1
Information technology	249	237	12	5.2
Communications	166	169	(2)	(1.4)
Advertising	162	142	20	14.1
Buildings and premises	436	401	35	8.6
Printed and office material	45	41	4	9.6
Taxes (other than profit tax)	97	92	6	6.1
Other expenses	756	671	85	12.7
Personnel and gen. expenses	4,549	4,227	322	7.6
Depreciation and amortisation	525	505	21	4.1
Total operating expenses	5,074	4,731	343	7.2

Operating expenses

EUR Million

As a result, net operating income (pre-provision profit) was EUR 6,280 million in the first quarter, 9.2% more year-on-year and 13.4% above that of the fourth quarter. This performance underscored once again in a difficult environment like today’s, the Group’s capacity to continue to generate recurring revenues and absorb the higher provisions and writedowns required by the phase of the cycle.

Net operating income

EUR Million

FINANCIAL REPORT 2012 / JANUARY - MARCH	11

CONSOLIDATED FINANCIAL REPORT

Net loans-loss provisions

EUR Million

			Variation
	Q1’12	Q1’11	Amount	(%)

Non performing loans	3,401	2,343	1,058	45.1
Country-risk	2	3	(1)	(21.6)
Recovery of written-off assets	(277)	(281)	4	(1.4)
Total	3,127	2,065	1,061	51.4

Provisions for loan losses were EUR 3,127 million (+51.4% y-o-y). This was due to higher specific provisions because of larger volumes in emerging countries and because the moment of the cycle is still very demanding in provisions in some units. In 2011, EUR 356 million were released in the first quarter and EUR 80 million in the third and fourth quarters compared to a provision of EUR 99 million in the first quarter of 2012.

Net operating income after provisions was EUR 3,153 million, 14.4% lower year-on-year, but 6.6% more than in the fourth quarter due to growth in gross income and stable costs, which absorbed the increase in provisions.

Asset impairment losses and other results were EUR 608 million negative, virtually unchanged from the first quarter of 2011.

Profit before tax was 17.7% lower year-on-year at EUR 2,545 million (-18.1% excluding the perimeter and exchange rate effects), but 4.4% more than the fourth quarter.

The impact (on the first and fourth quarters of 2011) of higher taxes and minority interests made attributable profit 23.9% lower year-on-year at EUR 1,604 million (-21.1% excluding the exchange rate and perimeter effects) and 6.6% less than in the fourth quarter.

Earnings per share in the first quarter were EUR 0.17, 28.5% less than in the same period of 2011. They were slightly affected by the capital increases in 2011 and the beginning of 2012 to repurchase preferred shares and meet the dividend payment in shares for shareholders who chose the scrip dividend option.

The Group’s ROE was 8.1% and return on tangible equity (ROTE) (attributable profit/shareholders’ equity less goodwill) was 12.0%.

Attributable profit to the Group

EUR Million

Earnings per share

Euros

12	JANUARY - MARCH / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Balance sheet

EUR Million

	31.03.12	31.03.11	Variation Amount	(%)	31.12.11
Assets
Cash on hand and deposits at central banks	111,943	86,006	25,937	30.2	96,524
Trading portfolio	174,223	148,138	26,085	17.6	172,637
Debt securities	53,235	55,426	(2,191)	(4.0)	52,704
Customer loans	13,300	2,080	11,220	539.3	8,056
Equities	5,304	8,146	(2,842)	(34.9)	4,744
Trading derivatives	95,495	62,509	32,986	52.8	102,498
Deposits from credit institutions	6,889	19,976	(13,087)	(65.5)	4,636
Other financial assets at fair value	20,358	41,907	(21,548)	(51.4)	19,563
Customer loans	12,116	6,892	5,224	75.8	11,748
Other (deposits at credit institutions, debt securities and equities)	8,242	35,014	(26,773)	(76.5)	7,815
Available-for-sale financial assets	99,165	85,125	14,040	16.5	86,612
Debt securities	94,349	78,741	15,608	19.8	81,589
Equities	4,816	6,384	(1,568)	(24.6)	5,024
Loans	780,763	760,084	20,679	2.7	779,525
Deposits at credit institutions	52,924	47,414	5,510	11.6	42,389
Customer loans	720,965	704,898	16,067	2.3	730,296
Debt securities	6,874	7,772	(898)	(11.6)	6,840
Investments	4,685	275	4,411	—	4,154
Intangible assets and property and equipment	16,816	17,041	(225)	(1.3)	16,840
Goodwill	25,200	23,856	1,344	5.6	25,089
Other	50,195	46,132	4,063	8.8	50,580
Total assets	1,283,349	1,208,563	74,786	6.2	1,251,525

Liabilities and shareholders’ equity
Trading portfolio	149,125	130,191	18,935	14.5	146,949
Customer deposits	16,085	7,838	8,247	105.2	16,574
Marketable debt securities	74	1,207	(1,133)	(93.9)	77
Trading derivatives	96,889	63,746	33,144	52.0	103,083
Other	36,077	57,400	(21,323)	(37.1)	27,214
Other financial liabilities at fair value	47,490	52,786	(5,297)	(10.0)	44,908
Customer deposits	32,068	30,836	1,233	4.0	26,982
Marketable debt securities	5,247	5,203	44	0.8	8,185
Due to central banks and credit institutions	10,174	16,747	(6,573)	(39.2)	9,741
Financial liabilities at amortized cost	964,252	898,476	65,776	7.3	935,669
Due to central banks and credit institutions	124,780	80,790	43,990	54.4	116,368
Customer deposits	594,633	582,100	12,533	2.2	588,977
Marketable debt securities	201,697	187,861	13,836	7.4	189,110
Subordinated debt	22,821	26,431	(3,611)	(13.7)	22,992
Other financial liabilities	20,321	21,293	(972)	(4.6)	18,221
Insurance liabilities	717	10,453	(9,736)	(93.1)	517
Provisions	15,486	15,142	344	2.3	15,571
Other liability accounts	22,123	21,762	361	1.7	25,052
Total liabilities	1,199,194	1,128,810	70,383	6.2	1,168,666
Shareholders’ equity	80,695	77,590	3,105	4.0	80,895
Capital stock	4,538	4,220	318	7.5	4,455
Reserves	74,552	74,592	(39)	(0.1)	72,660
Attributable profit to the Group	1,604	2,108	(504)	(23.9)	5,351
Less: dividends	—	(3,330)	3,330	(100.0)	(1,570)
Equity adjustments by valuation	(4,900)	(3,813)	(1,087)	28.5	(4,482)
Minority interests	8,361	5,976	2,385	39.9	6,445
Total equity	84,155	79,753	4,402	5.5	82,859
Total liabilities and equity	1,283,349	1,208,563	74,786	6.2	1,251,525

FINANCIAL REPORT 2012 / JANUARY - MARCH	13

CONSOLIDATED FINANCIAL REPORT

Grupo Santander. Balance sheet

Activity continued to reflect the market context:

•	Lower demand for loans in Europe, especially in Spain and Portugal, and double-digit growth in Latin America (+15%).

•	In funds, preference for deposits across the Group and conservative policy in issues.

•	The loan-to-deposit ratio improved again in the quarter to 115%.

Core capital ratio (BIS II) of 10.10%, very solid as befits the Group’s business model and low risk profile.

The European Banking Authority’s target has already been reached: core capital ratio of 9.11%, above that required by June.

Distribution of total assets by geographic segments

March 2012

Total managed funds at the end of March amounted to EUR 1,418,528 million, of which EUR 1,283,349 million (90%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

Two factors need to be taken into account in the year-on-year comparisons:

•	A slightly positive perimeter impact from the net effect of the following changes in the Group’s composition:

•	positive impact from the consolidation of Banco Zachodni WBK in Poland and the acquisition of the mortgage business of GE Capital Corporation (Mexico) and Creditel (Uruguay).

•

negative impact of Santander Consumer USA, which stopped consolidating by global integration and moved to consolidation by the equity accounted method and of bancassurance business incorporated to the holding in Latin America. Also impact of changes of the units that consolidated by the proportional method, mainly in Spain, to integration by the equity accounted method.

•

The second effect came from the appreciation/depreciation of various currencies against the euro (end of period rates). On the one hand, the dollar and sterling appreciated by 6% each and the Chilean peso by 5% and, on the other, the rest of the main Latin American currencies depreciated: the Brazilian real by 5% and the Mexican and Argentine pesos by 1% each. The net impact of both effects is 2 p.p. positive.

The joint impact of the two effects on changes on customer balances was 3 p.p., positive both on lending as well as customer funds.

Lending

The Group’s gross lending amounted to EUR 765,619 million, 4% higher than in March 2011. Eliminating the exchange rate and perimeter effects lending was 1% higher.

The geographic distribution (principal segments) was also very different by markets.

Customer loans

EUR Million

	31.03.12	31.03.11	Variation Amount	(%)	31.12.11

Public sector	12,801	12,340	461	3.7	12,147
Other residents	193,462	210,430	(16,969)	(8.1)	202,411
Commercial bills	8,790	9,320	(530)	(5.7)	9,679
Secured loans	110,731	124,610	(13,879)	(11.1)	117,946
Other loans	73,940	76,500	(2,560)	(3.3)	74,785
Non-resident sector	559,356	510,246	49,111	9.6	554,478
Secured loans	343,492	309,769	33,723	10.9	342,676
Other loans	215,865	200,476	15,388	7.7	211,802
Gross customer loans	765,619	733,016	32,603	4.4	769,036
Loan-loss allowances	19,237	19,145	92	0.5	18,936
Net customer loans	746,382	713,871	32,511	4.6	750,100
Pro memoria: Doubtful loans	31,838	27,871	3,968	14.2	31,287
Public sector	139	44	95	212.7	102
Other residents	14,613	12,539	2,075	16.5	14,745
Non-resident sector	17,086	15,287	1,799	11.8	16,439

14	JANUARY - MARCH / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

In Continental Europe, Spain’s and Portugal’s lending fell by 4% and 6%, respectively, due to deleveraging, while Santander Consumer Finance’s balances remained stable (-1). The incorporation of Bank Zachodni WBK increased the Group’s net lending by EUR 9,106 million.

•	Gross lending in Spain amounted to EUR 215,376 million, with the following structure:

Loans to the public sector amounted to EUR 12,801 million, (+4% year-on-year).

Loans to individuals amounted to EUR 75,902 million, of which EUR 56,948 million were mortgages for homes. These are the healthiest part and with the least risk of further deterioration of the portfolio in Spain because of the different features of this product compared to similar ones in other countries. For example, the principle is amortised as of the first day, the borrowers' responsibility extends to all their assets and almost all loans are for residences in ownership, with a very low expected loss.

In the specific case of Grupo Santander, the portfolio is mostly composed of mortgages that are for the first residence, with a large concentration of loans in the lowest tranches of loan-to-value (87% with an LTV lower than 80%) and a very low NPL ratio (2.5%).

Loans to SMEs and companies without real estate purposes amounted to EUR 105,166 million and were the main part (49% of the total). In the last 12 months, and in an environment of a cut in lending throughout the financial system, the volume of loans to SMEs and companies increased by 2%.

Loans with real estate purposes (with the greatest risk) stood at EUR 21,507 million, after falling again in the first quarter of 2012 (-EUR 1,935 million). The strategy begun in previous years of reducing exposure to this segment continued. The total reduction since December 2008 was EUR 16,181 million (-43%).

•

In Portugal, the fall in lending (6%) came from all segments: -15% to SMEs, -10% to companies and -4% to individuals. In addition, balances in construction and real estate, which represent only 3.4% of lending in Portugal, declined 17.4% in the year to March 2012.

•	Santander Consumer Finance’s lending remained stable. Germany, which accounts for 51% of the area’s credit, increased lending 1%, while other countries declined except for the Nordic nations (+12%).

New loans in the first quarter of 2012 rose 6% year-on-year. Those for auto financing were well above new loans for cars sales in Europe.

In the United Kingdom, the balance of customer loans was 6% higher. In local criteria, residential mortgages, in a still depressed market, were very stable, while loans to SMEs increased 21%, gaining further market share. Personal loans, reflecting the policy in the last few years of reducing them, declined 13% year-on-year.

Gross customer loans

EUR Billion

+ 4.4% Q1’12 - Q1’11

*	Excluding exchange rate impact: +2.5%

Gross customer loans

% o/ operating areas. March 2012

Loans portfolio in Spain

EUR Billion

FINANCIAL REPORT 2012 / JANUARY - MARCH	15

CONSOLIDATED FINANCIAL REPORT

Customer funds under managament

EUR Million

	31.03.12	31.03.11	Variation Amount	(%)	31.12.11

Resident public sector	10,925	8,640	2,285	26.5	6,528
Other residents	137,134	163,246	(26,112)	(16.0)	144,131
Demand deposits	67,382	71,018	(3,635)	(5.1)	68,389
Time deposits	60,511	78,500	(17,989)	(22.9)	61,185
Other	9,241	13,729	(4,488)	(32.7)	14,557
Non-resident sector	494,727	448,888	45,839	10.2	481,875
Demand deposits	224,318	211,861	12,456	5.9	220,299
Time deposits	194,764	197,313	(2,549)	(1.3)	197,249
Other	75,645	39,713	35,932	90.5	64,328
Customer deposits	642,786	620,774	22,013	3.5	632,533
Debt securities*	207,018	194,271	12,747	6.6	197,372
Subordinated debt	22,821	26,431	(3,611)	(13.7)	22,992
On-balance-sheet customer funds	872,625	841,476	31,149	3.7	852,898
Mutual funds	105,914	112,817	(6,903)	(6.1)	102,611
Pension funds	9,765	10,916	(1,151)	(10.5)	9,645
Managed portfolios	19,500	18,626	875	4.7	19,199
Savings-insurance policies	—	833	(833)	(100.0)	—
Other customer funds under management	135,179	143,192	(8,013)	(5.6)	131,456
Customer funds under management	1,007,804	984,668	23,136	2.3	984,353

*	Including retail commercial paper. EUR 8,346 million in March 2012

Lending in Latin America (excluding the balances in the New York branch) increased 16% excluding the exchange rate impact, due to organic growth and the acquisition of the mortgage business in Mexico of GE Capital Corporation and of Creditel in Uruguay. Brazil’s lending, in local currency, rose 19%, Chile’s 5% and Mexico’s 21% (+14% excluding the perimeter impact).

Lastly, lending in the US increased 5% in dollars due to the rise to companies other than real estate ones.

Lending in the first quarter, excluding the exchange rate impact, dropped 0.6%: that in Continental Europe fell 1.5%, (Spain: -1.7%); while in the UK, Latin America and the US it increased 1.9%, 0.4% and 2.8%, respectively.

In March, Continental Europe accounted for 41% of the Group’s total lending (28% Spain), the UK 35%, Latin America 19% (11% Brazil) and the US 5%.

Customer funds under management

Total managed funds surpassed EUR 1 trillion for the first time (EUR 1,007,804 million), 2% more than in March 2011, slightly lower after deducting the perimeter and forex effects (-1%).

Customer deposits increased 6% including retail commercial paper in Spain and Brazil’s letras financeiras. Mutual and pension funds declined 7%, affected by the greater focus on capturing on-balance sheet funds.

Deposits and retail commercial paper in Continental Europe remained virtually unchanged (+0.2%) from March 2011 to March 2012, as follows:

•

Spain’s dropped 3%, reflecting the strategy followed for the renewal of funds captured in the 2010 campaign of giving priority to improved costs over volumes (mainly in the second quarter of 2011), and in the marketing of retail commercial paper in Spain in the fourth quarter of 2011 and in the first quarter of 2012.

•

Santander Consumer Finance’s deposits increased 5% year-on-year due to Germany which, through the campaign of welcome to Grupo Santander by Santander Retail Germany (SEB), increased its balances by EUR 2,500 million.

•	Portugal increased its customer deposits by 6% and significantly improved its liquidity position.

•	The incorporation of Bank Zachodni WBK contributed EUR 12,376 million of funds to the Group, of which EUR 10,028 million were deposits.

In the UK, customer deposits remained unchanged in sterling, while mutual funds rose 4%.

Mutual funds

EUR Million

	31.03.12	31.03.11	Var (%)

Spain	27,292	31,974	(14.6)
Portugal	1,809	3,051	(40.7)
Poland	2,059
United Kingdom	15,674	14,204	10.3
Latin America	59,080	63,588	(7.1)
Total	105,914	112,817	(6.1)

16	JANUARY - MARCH / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Pension funds

EUR Million

	31.03.12	31.03.11	Var (%)

Spain	8,983	9,602	(6.4)
Portugal	782	1,314	(40.5)
Total	9,765	10,916	(10.5)

In Latin America (excluding the balances in the New York branch, which are more volatile), customer deposits without repos increased 7% excluding the exchange rate impact. Good evolution of the three main countries: Brazil (+12%, including the letras financeiras), Mexico (+22%) and Chile (+6%), with increases in both time and demand deposits except for Brazil (in demand deposits). Mutual funds dropped 7% in Brazil, 1% in Chile and rose 3% in Mexico. The overall reduction for the whole region was 4%.

Lastly, US customer deposits increased 7% in dollars in the last 12 months.

Continental Europe accounted for 37% of managed customer funds (27% Spain), the UK 32%, Latin America 27% (Brazil 16%) and the US 4%.

In the first quarter, and eliminating the exchange rate impact, managed customer funds increased 2.4%. Continental Europe’s rose 1.9% (Spain: +2.8%), the UK’s 0.1%, Latin America’s 5.9% (Brazil: +6.9%) and the US’s 2.7%.

As well as capturing large volumes of funds in the Group, for strategic reasons, maintained an active policy of issuing securities in the international fixed income markets.

The Group issued in the first quarter of 2012 EUR 12,185 million of medium- and long-term issues, as follows: EUR 6,651 million of senior debt and EUR 5,534 million of covered bonds.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander, and the main subsidiaries of the countries where it operates: Banesto, Santander Totta, Santander UK/Chile/Brazil/Mexico, Sovereign Bank and the units of Santander Consumer Finance. In all cases, issues were at higher prices than in 2011 because of the greater tensions and volatility in the markets.

As regards securitisations, the Group’s subsidiaries placed in the market in the first quarter of 2012 a total of EUR 3,845 million, mainly in the UK.

Maturities of medium and long-term debt amounted to EUR 11,289 million, of which EUR 8,617 million was senior debt, EUR 2,557 million covered bonds, EUR 112 million subordinated debt and EUR 3 million preferred shares.

This capturing of stable funds, via deposits, retail commercial paper and issues, combined with the trend of moderate growth in lending, improved the loan-to-deposit ratio to 115% (117% in December 2011), and put the ratio of deposits plus medium and long-term funding to the Group’s loans at 116%, underscoring the appropriate funding structure of the Group’s lending.

Customer funds under management

EUR Billion

+ 2.3% Q1’12 - Q1’11

(*)	Excluding exchange rate impact: +1.0%

Customer funds under management

% o/ operating areas. March 2012

Loans / deposits. Total Group*

%

(*)	Including retail commercial paper

FINANCIAL REPORT 2012 / JANUARY - MARCH	17

CONSOLIDATED FINANCIAL REPORT

The Group’s access to wholesale funding markets, as well as the cost of issues, depend to some extent on the ratings accorded by rating agencies.

Rating agencies

	Long	Short	Stand-
	term	term	alone	Outlook

Standard & Poor’s	A+	A-1	a	Negative
Fitch Ratings	A	F1	a	Negative
Moody’s	Aa3	P1	B-	Negative
DBRS	AA(low)	R1(medium)		Negative

Rating agencies regularly review the Group’s ratings. Classification of long-term debt depends on a series of internal factors (solvency, business model, capacity to generate profits, etc) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which we operate.

Since the autumn, the difficulties in resolving the problems of European countries that required financial assistance, combined with a deterioration in the euro zone’s growth expectations, eroded confidence and intensified tensions on European sovereign debt. This situation led to a widespread and significant downgrading of the sovereign ratings of many European countries, and hence hit the ratings of banks.

Between October 2011 and April 2012, the rating of the Kingdom of Spain was reduced a notch by DBRS (from AA to AA low), three notches by Standard & Poor’s (from AA to A) and four by Moody’s (from Aa2 to A3) and Fitch (from AA+ to A), maintaining the negative outlook in all of them.

These downgradings led to a revision of Banco Santander’s ratings, which in March 2012 were as shown in the table.

Other items of the balance sheet

Total goodwill was EUR 25,200 million, EUR 1,344 million more than in March 2011, due to the net impact between the increase from the incorporations of BZ WBK, the Mexican mortgage business of GE Capital Corporation and Creditel in Uruguay and the reductions resulting from the amortisation of EUR 601 million of goodwill of Santander Totta in Portugal and the consolidation of Santander Consumer USA by the equity accounted method.

Trading derivatives rose strongly, both in assets and liabilities (+EUR 32,986 million and +EUR 33,144 million, respectively), due to the evolution of the market value, mainly interest rate swaps. The balance at the end of March was EUR 95,495 million in assets and EUR 96,889 million in liabilities.

The balances with central banks increased for both funds and loans, following the injections of liquidity by central banks in the countries where we operate and, particularly, in the euro zone. The European Central Bank implemented extraordinary monetary policy measures including larger guarantees and three-year liquidity auctions.

The Group followed the practice of recourse to these auctions and deposited most of the funds captured in the ECB, which boosted significantly its liquidity buffer while improving its structure by replacing short-term maturities with longer ones. The only Group bank that is still a net structural borrower from the ECB is Santander Totta (close to EUR 5 billion).

The balance of financial assets available for sale rose by EUR 14,040 million, from EUR 85,125 million in March 2011 to EUR 99,165 million in the same month of 2012, due to the rise in both private and public debt (the latter linked to hedging of interest rates).

Total equity and capital with the nature of financial liabilities

EUR Million

			Variation
	31.03.12	31.03.11	Amount	(%)	31.12.11

Capital stock	4,538	4,220	318	7.5	4,455
Additional paid-in surplus	31,172	29,446	1,726	5.9	31,223
Reserves	43,558	45,228	(1,669)	(3.7)	41,688
Treasury stock	(178)	(82)	(96)	116.6	(251)
Shareholders’ equity (before profit and dividends)	79,091	78,812	279	0.4	77,115
Attributable profit	1,604	2,108	(504)	(23.9)	5,351
Interim dividend distributed	—	(1,399)	1,399	(100.0)	(1,429)
Interim dividend not distributed (1)	—	(1,931)	1,931	(100.0)	(408)
Shareholders’ equity (after retained profit)	80,695	77,590	3,105	4.0	80,629
Valuation adjustments	(4,900)	(3,813)	(1,087)	28.5	(4,482)
Minority interests	8,361	5,976	2,385	39.9	6,445
Total equity (after retained profit)	84,155	79,753	4,402	5.5	82,592
Preferred shares and securities in subordinated debt	5,639	6,917	(1,279)	(18.5)	5,896
Total equity and capital with the nature of financial liabilities	89,794	86,671	3,123	3.6	88,488

(1)	In December 2011, estimated data of May 2012 scrip dividend

18	JANUARY - MARCH / FINANCIAL REPORT 2012

CONSOLIDATED FINANCIAL REPORT

Shareholders’ equity and solvency ratios

Total shareholders’ equity, after retained profits, increased 4% (EUR 3,105) in the year to March to EUR 80,695 million.

Shareholders’ equity per share was EUR 8.45, a decline of EUR 0.17 in the first quarter due to the increase in shares resulting from the scrip dividend in February and the transfer of 4.41% of Santander Brazil to an international financial institution in January, which reduced reserves and increased minority interests by an equivalent amount.

Total equity at the end of March was EUR 85,155 million, an increase of EUR 4,402 million (+6% y-o-y).

Grupo Santander’s eligible equity applying the BIS II criteria amounted to EUR 76,999 million, EUR 31,380 million above the minimum requirement (+69%).

The core capital ratio (BIS II) was 10.10% (+8 b.p. in the first quarter, with a positive impact from organic generation of capital and a negative one from exchange rate differences). The core capital is of very high quality, very solid and adjusted to the business model, the balance sheet structure and the Group’s risk profile.

As regards the requirement of the European Banking Authority to have a core capital ratio of at least 9% by June, in accordance with the EBA’s criteria, Grupo Santander announced in January that it had already reached this figure (9.11%).

Capital ratio (BIS II)

%

Book value per share*

Euros

*	(capital + reserves - own shares + profit - dividends) / (shares + Valores Santander)

Computable capital and BIS II ratio

EUR Million

	31.03.12	31.03.11	Variation Amount	(%)	31.12.11

Core capital	57,567	55,478	2,089	3.8	56,694
Basic capital	63,031	62,730	301	0.5	62,294
Supplementary capital	15,173	18,513	(3,340)	(18.0)	15,568
Deductions	(1,205)	(2,398)	1,193	(49.7)	(1,090)
Computable capital	76,999	78,845	(1,846)	(2.3)	76,772
Risk-weighted assets	570,239	574,036	(3,797)	(0.7)	565,958

BIS II ratio	13.50	13.74	(0.24 p. )		13.56
Tier I (before deductions)	11.05	10.93	0.12 p.		11.01
Core capital	10.10	9.66	0.44 p.		10.02

Shareholders’ equity surplus (BIS II ratio)	31,380	32,922	(1,542)	(4.7)	31,495

FINANCIAL REPORT 2012 / JANUARY - MARCH	19

RISK MANAGEMENT

Risk management

Risk management mitigates the impact of the deterioration of the economic environment in some markets.

Net NPL entries in the quarter are lower than those of the three previous quarters.

The Group’s NPL ratio was 3.98% (+0.09 p.p. in the quarter) and coverage 62% (+1 p.p. in the quarter).

The NPL ratio improved in the US, the UK, Mexico and Poland and continued to rise in Spain.

Very active management of the exposure with real estate purpose in Spain. Total loans and foreclosures decreased by EUR 1,898 million in the first quarter.

Group’s NPL ratio %	Group’s NPL coverage %

[

NPLs and loans-loss allowances

EUR Million. March 2012

Credit risk

The active risk management is reflected in a good evolution of NPL entries. The Group’s total in the first quarter, on a like-for-like basis and excluding the exchange rate impact, amounted to EUR 3,638 million, lower than that in the three previous quarters.

The Group’s annual risk premium was 1.72% in February, well below the peak of 2.47% in the third quarter of 2009.

The still weak situation in some markets, however, continues to push up NPLs due to the rise in bad and doubtful loans and the slower growth, or reductions in some cases, in lending volumes.

The Group’s NPL ratio was 3.98%, 9 b.p. more than at the end of 2011 (+37 b.p. since March 2011). Bad and doubtful loans amounted to EUR 32,560 million at the end of March, EUR 4,066 million more than a year earlier (+14%).

Total loan loss provisions were EUR 20,035 million. NPL coverage in March was 62% (+ 1 p.p. since the end of 2011).

To qualify this number, one must bear in mind that the ratio, mainly in the UK and in Spain, is affected by the balances of mortgage loans, which required lower on-balance sheet provisions, as they have guarantees not recorded here.

Residential balances, both in Spain and the UK, have an average LTV of 53%.

Net specific provisions, after deducting recovered write-offs, totalled EUR 3,025 million, 1.44% of the average credit risk (last 12 months) compared to EUR 2,418 million (1.51% in the equivalent period of 2011).

The NPL ratios by units and countries are set out below.

•	The NPL ratio in Spain of 5.75% is well below that of the banking sector as a whole, and coverage is 46%.

The ratio for mortgages for homes is 2.6%, while the remainder of the portfolio, (public sector, individual customers and companies without real estate purposes) has a ratio of 3.7%. In both cases, the ratios were moderately higher than 12 months ago.

The increase in the total ratio was due to loans with a real estate purpose (ratio of 32.8%) and reflects, on the one hand, the higher NPLs in this segment and, on the other, the Group’s anticipative policy of sharply reducing the balances in this segment.

Doubtful loans with real estate purpose amounted to EUR 7,047 million, and coverage is 33% (+2 p.p. since March 2011). There is also EUR 3,852 million of substandard loans, all of which are up-to-date with payments, and have a coverage of 16% (11% in March 2011).

20	JANUARY - MARCH / FINANCIAL REPORT 2012

RISK MANAGEMENT

The gross balance of foreclosures was EUR 8,590 million, virtually the same as in December 2011. For the second quarter running, net entries were almost zero, compared to entries of about EUR 400 million in the first three quarters of 2011. This trend indicates that the Group will be able to start reducing the stock in the coming quarters.

Foreclosed real estate, following the effort made in the fourth quarter of 2011, has a coverage level of 48% compared to 32% in March 2011.

•	In Portugal, the NPL ratio increased again in the quarter (+53 b.p.) to 4.59% (+156 b.p. year-on-year). Coverage is 58%.

•	Santander Consumer Finance’s NPL ratio was 4.05% and coverage 108% (+94 b.p. and 10 p.p. respectively) on a like-for-like basis. The figures in March 2011 were 4.99% and 98% respectively.

•	Poland’s BZ WBK has a NPL ratio of 4.74%, 15 b.p. lower than at the end of 2011, and well below the 6.43% recorded last June when it was integrated into the Group. Coverage is 66%.

•	In the UK, the NPL ratio is 1.82% (1.73% in March 2011), 2 b.p. better than at the end of 2011. Coverage is 40%, virtually unchanged since the end of 2011.

Of note in the Group’s total lending are residential mortgages in the UK (£166,114 million), consisting of operations on properties in the UK which are first mortgages, as there are no second or further loans on the mortgaged properties.

This portfolio had a NPL ratio at the end of March of 1.51% compared to 1.43% a year earlier. This improvement was due to constant monitoring and control, as well as strict credit policies that include, among other measures, maximum loan-to-value criteria in relation to the properties in guarantee. At the end of March, the average LTV was 53%.

Another indicator of this portfolio’s good performance is the reduced volume of foreclosed properties, which amounted to EUR 171 million in March 2012 and accounted for only 0.08% of the total real estate exposure. Efficient management of these cases and the existence of a dynamic market for this type of home, which enables a quick sale, contributed to the good results.

NPL ratio in Spain

%

Credit risk management*

EUR Million

			Variation
	31.03.12	31.03.11	Amount		(%)	31.12.11

Non-performing loans	32,560	28,494	4,066		14.3	32,036
NPL ratio (%)	3.98	3.61	0.37 p.			3.89
Loan-loss allowances	20,035	20,124	(89)		(0.4)	19,661
Specific	15,808	14,992	816		5.4	15,474
Generic	4,227	5,132	(905)		(17.6)	4,187
NPL coverage (%)	62	71	(9 p.	)		61
Credit cost (%) **	1.44	1.51	(0.07 p.	)		1.41

Ordinary non-performing and doubtful loans ***	19,213	17,987	1,225		6.8	18,318
NPL ratio (%) ***	2.39	2.31	0.08 p.			2.26
NPL coverage (%) ***	104	112	(8 p.	)		107

*	Excluding country-risk
**	Net specific allowance / computable assets
***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

FINANCIAL REPORT 2012 / JANUARY - MARCH	21

RISK MANAGEMENT

•

Brazil’s NPL ratio is 5.76%, 91 b.p. more than a year earlier and up 38 b.p. since the end of 2011. This increase was affected by a moderate increase in NPLs in individual customers segment. Coverage is 90%.

•

Latin America ex–Brazil’s NPL ratio is 3.24% and coverage 95%. Mexico improved its ratio in the first quarter, Argentina’s was stable and Chile’s was higher because of a marginal worsening of the quality in the market.

•	Lastly, the US’s NPL ratio improved for the ninth straight quarter to 2.46%, while coverage surpassed 100% for the first time (107%).

Non-performing loans by quarter

EUR Million

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12

Balance at beginning of period	28,522	28,494	30,186	30,910	32,036
Net additions	3,112	4,015	4,206	4,048	3,638
Increase in scope of consolidation	186	739	(0)	—	(602)
Exchange differences	(558)	(31)	(444)	671	37
Write-offs	(2,767)	(3,031)	(3,037)	(3,594)	(2,549)
Balance at period-end	28,494	30,186	30,910	32,036	32,560

Market risk

The risk of trading activity, measured in daily VaR terms at 99%, averaged around EUR 14.6 million in the first quarter. It fluctuated between EUR 10.5 and EUR 19.1 million.

After reaching a high for the quarter of EUR 19.1 million on February 7, the VaR declined as a result of the risk reduction in Madrid and active credit portfolio management (ACPM), due to the lower credit spread exposure.

Trading portfolios*. VaR performance

EUR Million

*	Trading activity

Trading portfolios*. VaR by region

*	Trading activity

First quarter	2012		2011
EUR Million	Average	Latest	Average

Total	14.6	12.8	25.7
Europe	10.5	10.3	16.1
USA and Asia	1.2	1.2	1.3
Latin America	8.4	10.1	13.4
Global activities	6.3	0.9	10.4

Trading portfolios*. VaR by market factor

*	Trading activity

First quarter 2012
EUR Million	Min	Avg	Max	Latest

VaR total	10.5	14.6	19.1	12.8
Diversification effect	(11.1)	(17.8)	(25.2)	(15.8)
Interest rate VaR	8.0	10.9	16.9	8.1
Equity VaR	5.3	7.9	11.1	8.8
FX VaR	2.3	5.1	10.1	3.4
Credit spreads VaR	3.4	8.1	13.0	8.1
Commodities VaR	0.3	0.4	0.7	0.3

22	JANUARY - MARCH / FINANCIAL REPORT 2012

THE SANTANDER SHARE

The Santander share

Shareholder remuneration

Total shareholder remuneration for the year 2011 was EUR 0.60 per share, as follows: in August, a first interim dividend of EUR 0.135 in cash per share charged to 2011’s results was paid; in November a second one of EUR 0.126 and in February 2012 a third one of EUR 0.119. The second and third dividends were paid under the Santander Dividendo Elección (scrip dividend) scheme. The AGM on March 30 approved a fourth dividend of EUR 0.22 per share, also under this scheme, which will be paid in May.

The scheme enables shareholders to choose to receive the amount equivalent to the fourth dividend in cash or in shares. Every shareholder received a free allotment right of new shares for each share owned. Shareholders can sell the rights to the Bank at a set price (EUR 0.22 gross per right), on the stock market between April 13 and 27 at the market price, or receive new shares in the proportion of one new share for every 24 rights, and in the last two cases without withholding tax(*).

In order to meet this, a rights issue will be carried out for a maximum of EUR 189,101,112.50, represented by 378,202,225 shares. Shareholders are due to receive on May 3 the amount in cash if they opted to sell their rights to the Bank, and on May 9 the new shares those who chose this option.

Share price performance

The international stock markets ended higher in a first quarter marked by the green light given by the Eurogroup to the second rescue package for Greece and the EUR 500,000 million injection of liquidity by the European Central Bank into the financial system, despite the fact that several of the main rating agencies downgraded the rating of several European countries. In the last part of the first quarter and in April, the investors’ lack of confidence intensified volatility in the markets.

The Santander share ended March at EUR 5.770, 1.7% lower than at the end of 2011 and a smaller fall than the Ibex-35 (-6.5%) but below the DJ Stoxx Banks (+12.7%) and the DJ Stoxx 50 (+3.8%).

Market capitalisation

At March 30, Santander was the largest bank in the euro zone by market capitalisation and the 15th in the world among financial entities (EUR 52,373 million). The share’s weighting in the DJ Stoxx 50 index was 2.0%, 8.6% in the DJ Stoxx Banks and 17.1% in the Ibex-35.

Comparative performance of share prices

December 30, 2011 to March 30, 2012

Trading

Santander’s share was the most liquid of the Eurostoxx. A total of 5,719 million shares were traded in the first quarter for an effective value of EUR 34,665 million. The average daily turnover was 88 million shares for an effective value of EUR 533 million.

Shareholders

There were 3,269,996 shareholders at March 30, of which 3,008,383 were European (87.20% of the capital stock) and 245,857 were from the Americas (12.47%).

Excluding the Board of Banco Santander, which holds 2.15% of the Bank’s capital, individual shareholders held 37.55% of the capital and institutional ones 60.30%.

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed.

The Santander share. March 2012

Shareholders and trading data
Shareholders (number)		3,269,996
Shares (number)		9,076,853,400
Average daily turnover (no. of shares)		87,981,502
Share liquidity (%)		63
(Number of shares traded during the year / number of shares)

Remuneration per share	euros	% (1)
Fourth interim dividend 2010 (01.05.11)	0.229	3.1
First interim dividend 2011 (01.08.11)	0.135	0.0
Santander Dividendo Elección (03.11.11)	0.126	5.9
Santander Dividendo Elección (03.02.12)	0.119	1.7
Santander Dividendo Elección (01.05.12)	0.220	(3.9)

Price movements during the year
Beginning (30.12.11)		5.870
Highest		6.648
Lowest		5.387
Last (30.03.12)		5.770
Market capitalisation (millions) (30.03.12)		52,373

Stock market indicators
Price / Book value (2) (X)		0.68
P/E ratio (X)		8.47
Yield (3) (%)		9.83

(1)	Variation o/ equivalent previous year
(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”
(3)	Total dividend 2011 / Q1’12 average share price

Capital stock ownership

March 2012	Shares	%
The Board of Directors	195,233,372	2.15
Institutional investors	5,473,769,064	60.30
Individuals	3,407,850,964	37.55
Total	9,076,853,400	100.00

FINANCIAL REPORT 2012 / JANUARY - MARCH	23

INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2012 the general criteria used in 2011, with the following exceptions:

•

The geographic areas of Continental Europe, the UK and Latin America are maintained and one for the US is created which includes Sovereign Bank and Santander Consumer USA, which exits Continental Europe and, within it, SCF in which it was integrated.

Furthermore, and given that Santander Consumer USA began to consolidate by the equity accounted method in December 2011, all the quarters of 2011 of the income statement have been incorporated on this basis, and a pro-forma balance sheet restated, also using this criteria.

•	The consumer business in the UK has been incorporated into Santander UK and exits Continental Europe (and within it, SCF in which it was integrated). The figures for 2011 have been restated.

•

Following the operation with Zurich Seguros, the insurance business in Latin America included in this deal now consolidates by the equity accounted method. In order to facilitate like-for-like comparisons, the income statements for all the quarters in 2011 have been reformulated for the whole of Latin America and the countries affected, as well as the area of Asset Management and Insurance.

•

In order to facilitate like-for-like comparisons, a pro-forma balance sheet has been reformulated for all the quarters of 2011 in Spain, in order to consolidate by the equity accounted method companies that consolidated on a proportional basis.

•

The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 36 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group as a whole.

The basic operating units have been drawn up by aggregating the financial statements of each business segment. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the IFRS, the business areas are structured into two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:

•

Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in this region. Given the importance of some of these units, detailed financial information of the Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Banco Zachodni BWK is also provided.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•

Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Sovereign Bank and Santander Consumer USA (consolidated by the equity accounted method).

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:

•

Retail Banking. This covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US) and the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•

Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas) except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with these criteria and therefore do not match those published by each institution individually.

24	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Income statement

EUR Million

	Net operating income			Attributable profit			Efficiency ratio (%)		ROE (%)
	Q1’12	Q1’11	(%)	Q1’12	Q1’11	(%)	Q1’12	Q1’11	Q1’12	Q1’11

Continental Europe	2,019	1,826	10.6	584	878	(33.5)	43.9	44.4	7.43	12.25
o/w: Santander Branch Network	606	588	3.2	75	274	(72.8)	45.8	46.6	4.57	15.70
Banesto	335	273	22.6	41	101	(59.1)	43.1	48.2	3.43	8.70
Portugal	192	151	27.3	33	90	(63.8)	39.6	46.4	5.09	14.92
Santander Consumer Finance	473	486	(2.7)	206	183	12.7	41.6	38.8	7.75	8.05
Retail Poland (BZ WBK)	114			73			47.9		17.05
United Kingdom	698	888	(21.4)	306	505	(39.5)	49.1	42.7	9.45	15.93
Latin America	3,876	3,367	15.1	1,218	1,270	(4.1)	37.2	38.7	20.89	22.61
o/w: Brazil	2,825	2,445	15.5	647	732	(11.6)	35.1	37.1	20.45	24.91
Mexico	428	379	13.1	296	256	15.6	36.7	37.7	27.03	22.45
Chile	352	321	9.7	133	162	(18.1)	37.6	37.3	21.62	23.97
USA	387	471	(17.8)	240	290	(17.2)	41.6	33.8	19.29	29.85
Operating areas	6,980	6,551	6.6	2,348	2,943	(20.2)	40.9	40.6	12.92	17.39
Corporate Activities	(700)	(801)	(12.6)	(744)	(835)	(10.9)
Total Group	6,280	5,750	9.2	1,604	2,108	(23.9)	44.7	45.1	8.13	11.37

Activity

EUR Million

	Net customer loans			Customer deposits			NPL ratio* (%)		NPL cover.* (%)
	Q1’12	Q1’11	(%)	Q1’12	Q1’11	(%)	Q1’12	Q1’11	Q1’12	Q1’11

Continental Europe	301,654	303,460	(0.6)	252,781	260,719	(3.0)	5.42	4.53	55	62
o/w: Santander Branch Network *	100,487	110,051	(8.7)	80,355	84,656	(5.1)	8.90	5.99	40	50
Banesto	67,196	73,326	(8.4)	53,875	59,660	(9.7)	5.07	4.31	51	52
Portugal	27,808	29,744	(6.5)	23,321	21,929	6.3	4.59	3.03	58	62
Santander Consumer Finance	56,306	56,524	(0.4)	33,180	31,618	4.9	4.05	4.99	108	98
Retail Poland (BZ WBK)	9,106			10,028			4.74		66
United Kingdom	261,070	232,186	12.4	191,727	180,382	6.3	1.82	1.73	40	47
Latin America	141,411	124,691	13.4	143,065	135,034	5.9	4.67	4.01	92	107
o/w: Brazil	78,083	69,447	12.4	76,352	75,605	1.0	5.76	4.85	90	104
Mexico	19,146	15,907	20.4	26,120	20,528	27.2	1.61	1.58	195	234
Chile	27,257	24,562	11.0	20,547	18,353	12.0	4.52	3.80	68	89
USA	40,030	35,850	11.7	37,828	33,190	14.0	2.46	4.15	107	82
Operating areas	744,164	696,187	6.9	625,401	609,325	2.6	3.95	3.54	63	71
Total Group	746,382	713,871	4.6	642,786	620,774	3.5	3.98	3.61	62	71

(*).-

Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2012 stood at 6.33% (4.68% in March 2011) and NPL coverage was 41% (49% in March 2011).

Operating means

	Employees		Branches
	Q1’12	Q1’11	Q1’12	Q1’11

Continental Europe	58,506	49,702	6,558	6,151
o/w: Santander Branch Network	17,964	18,234	2,915	2,912
Banesto	9,426	9,541	1,702	1,727
Portugal	5,753	5,934	694	758
Santander Consumer Finance	11,904	11,815	637	662
Retail Poland (BZ WBK)	9,200		526
United Kingdom	27,381	26,902	1,363	1,412
Latin America	92,244	89,866	6,053	5,895
o/w: Brazil	54,848	54,144	3,776	3,703
Mexico	13,032	12,337	1,125	1,099
Chile	12,216	11,815	499	506
USA	9,151	8,928	722	721
Operating areas	187,282	175,398	14,696	14,179
Corporate Activities	2,331	2,250
Total Group	189,613	177,648	14,696	14,179

FINANCIAL REPORT 2012 / JANUARY - MARCH	25

INFORMATION BY PRINCIPAL SEGMENTS

Income statement and balance sheet of principal segments

EUR Million

	Operating business areas			Continental Europe
	Q1’12	Q1’11	Var (%)	Q1’12	Q1’11	Var (%)

Income statement
Net interest income	8,334	7,586	9.9	2,296	2,042	12.4
Net fees	2,635	2,522	4.5	921	939	(2.0)
Gains (losses) on financial transactions	751	738	1.8	335	235	42.5
Other operating income (1)	85	192	(55.7)	45	68	(33.2)
Gross income	11,806	11,038	7.0	3,597	3,284	9.5
Operating expenses	(4,825)	(4,487)	7.5	(1,578)	(1,459)	8.2
General administrative expenses	(4,335)	(4,015)	8.0	(1,419)	(1,316)	7.8
Personnel	(2,560)	(2,386)	7.3	(879)	(827)	6.3
Other general administrative expenses	(1,775)	(1,629)	9.0	(540)	(489)	10.4
Depreciation and amortisation	(490)	(472)	3.9	(159)	(142)	11.4
Net operating income	6,980	6,551	6.6	2,019	1,826	10.6
Net loan-loss provisions	(3,112)	(1,997)	55.9	(1,085)	(496)	118.5
Other income	(491)	(406)	20.9	(157)	(111)	41.1
Profit before taxes	3,377	4,148	(18.6)	777	1,218	(36.2)
Tax on profit	(773)	(981)	(21.2)	(176)	(311)	(43.4)
Profit from continuing operations	2,604	3,167	(17.8)	601	907	(33.7)
Net profit from discontinued operations	1	(6)	—	1	(6)	—
Consolidated profit	2,605	3,161	(17.6)	602	901	(33.2)
Minority interests	258	218	18.1	18	23	(21.3)
Attributable profit to the Group	2,348	2,943	(20.2)	584	878	(33.5)

Balance sheet
Customer loans (2)	744,164	696,187	6.9	301,654	303,460	(0.6)
Trading portfolio (w/o loans)	146,559	121,244	20.9	78,600	51,350	53.1
Available-for-sale financial assets	68,786	63,538	8.3	29,433	22,240	32.3
Due from credit institutions (2)	93,436	115,197	(18.9)	49,609	63,415	(21.8)
Intangible assets and property and equipment	12,941	12,335	4.9	5,821	4,904	18.7
Other assets	128,090	129,395	(1.0)	27,005	18,362	47.1
Total assets/liabilities & shareholders’ equity	1,193,976	1,137,897	4.9	492,122	463,731	6.1
Customer deposits (2)	625,401	609,325	2.6	252,781	260,719	(3.0)
Marketable debt securities (2)	140,920	123,405	14.2	39,869	40,280	(1.0)
Subordinated debt (2)	17,316	16,430	5.4	909	1,218	(25.3)
Insurance liabilities	717	10,453	(93.1)	717	1,021	(29.7)
Due to credit institutions (2)	170,578	174,581	(2.3)	81,429	64,213	26.8
Other liabilities	165,500	135,078	22.5	84,631	66,975	26.4
Shareholders’ equity (3)	73,543	68,625	7.2	31,786	29,305	8.5
Other customer funds under management	135,179	143,192	(5.6)	46,320	51,296	(9.7)
Mutual funds	105,914	112,817	(6.1)	31,160	35,025	(11.0)
Pension funds	9,765	10,916	(10.5)	9,765	10,916	(10.5)
Managed portfolios	19,500	18,626	4.7	5,395	5,354	0.8
Savings-insurance policies	—	833	(100.0)	—	—	—
Customer funds under management	918,817	892,352	3.0	339,879	353,512	(3.9)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

26	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Income statement and balance sheet of principal segments

EUR Million

United Kingdom			Latin America			United States
Q1’12	Q1’11	Var (%)	Q1’12	Q1’11	Var (%)	Q1’12	Q1’11	Var (%)

									Income statement
959	1,152	(16.8)	4,650	3,950	17.7	430	441	(2.6)	Net interest income
292	234	25.2	1,327	1,256	5.6	95	93	2.3	Net fees
111	157	(29.1)	247	309	(20.0)	58	37	57.2	Gains (losses) on financial transactions
8	6	39.2	(49)	(21)	130.6	81	140	(42.5)	Other operating income (1)
1,371	1,549	(11.5)	6,175	5,494	12.4	663	711	(6.7)	Gross income
(673)	(661)	1.8	(2,298)	(2,127)	8.1	(276)	(240)	15.0	Operating expenses
(579)	(570)	1.6	(2,090)	(1,913)	9.3	(246)	(216)	14.2	General administrative expenses
(360)	(347)	3.5	(1,184)	(1,092)	8.4	(137)	(120)	14.3	Personnel
(220)	(223)	(1.3)	(907)	(821)	10.4	(109)	(96)	14.0	Other general administrative expenses
(94)	(91)	3.1	(208)	(214)	(2.8)	(30)	(24)	22.5	Depreciation and amortisation
698	888	(21.4)	3,876	3,367	15.1	387	471	(17.8)	Net operating income
(215)	(152)	41.7	(1,742)	(1,251)	39.2	(71)	(98)	(27.6)	Net loan-loss provisions
(67)	(45)	47.5	(248)	(223)	11.2	(19)	(27)	(28.4)	Other income
416	691	(39.8)	1,887	1,893	(0.3)	297	346	(14.2)	Profit before taxes
(110)	(185)	(40.7)	(430)	(429)	0.3	(57)	(57)	1.0	Tax on profit
306	505	(39.5)	1,457	1,465	(0.5)	240	290	(17.2)	Profit from continuing operations
—	—	—	—	—	—	—	—	—	Net profit from discontinued operations
306	505	(39.5)	1,457	1,465	(0.5)	240	290	(17.2)	Consolidated profit
0	(0)	—	239	195	22.7	—	—	—	Minority interests
306	505	(39.5)	1,218	1,270	(4.1)	240	290	(17.2)	Attributable profit to the Group

									Pro memoria
Million pound sterling			Million dollars			Million dollars
1,144	1,322	(13.5)	8,092	7,511	7.7	869	972	(10.6)	Gross income
582	758	(23.2)	5,080	4,603	10.4	507	644	(21.2)	Net operating income
255	431	(40.8)	1,596	1,736	(8.0)	314	396	(20.6)	Attributable profit to the Group

									Balance sheet
261,070	232,186	12.4	141,411	124,691	13.4	40,030	35,850	11.7	Customer loans (2)
36,225	40,965	(11.6)	31,489	28,754	9.5	245	175	39.8	Trading portfolio (w/o loans)
996	36	—	24,935	31,659	(21.2)	13,421	9,603	39.8	Available-for-sale financial assets
17,748	29,975	(40.8)	25,567	21,288	20.1	512	518	(1.2)	Due from credit institutions (2)
2,286	2,255	1.4	4,355	4,669	(6.7)	479	507	(5.6)	Intangible assets and property and equipment
47,962	47,557	0.9	47,729	58,413	(18.3)	5,393	5,063	6.5	Other assets
366,287	352,975	3.8	275,486	269,474	2.2	60,081	51,717	16.2	Total assets/liabilities & shareholders’ equity
191,727	180,382	6.3	143,065	135,034	5.9	37,828	33,190	14.0	Customer deposits (2)
74,322	62,944	18.1	26,167	18,681	40.1	563	1,499	(62.5)	Marketable debt securities (2)
8,086	7,352	10.0	6,100	5,586	9.2	2,220	2,274	(2.4)	Subordinated debt (2)
—	1	(100.0)	—	9,431	(100.0)	—	—	—	Insurance liabilities
42,165	63,159	(33.2)	34,622	38,597	(10.3)	12,363	8,611	43.6	Due to credit institutions (2)
37,011	26,458	39.9	41,855	39,616	5.7	2,003	2,028	(1.2)	Other liabilities
12,976	12,679	2.3	23,677	22,527	5.1	5,105	4,114	24.1	Shareholders’ equity (3)
15,674	14,204	10.3	73,185	77,673	(5.8)	1	19	(97.3)	Other customer funds under management
15,674	14,204	10.3	59,080	63,588	(7.1)	—	—	—	Mutual funds
—	—	—	—	—	—	—	—	—	Pension funds
—	—	—	14,105	13,252	6.4	1	19	(97.3)	Managed portfolios
—	—	—	—	833	(100.0)	—	—	—	Savings-insurance policies
289,809	264,882	9.4	248,518	236,975	4.9	40,611	36,983	9.8	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

FINANCIAL REPORT 2012 / JANUARY - MARCH	27

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe. Main units

EUR Million

	Santander Branch Network			Banesto			Portugal
	Q1’12	Q1’11	Var (%)	Q1’12	Q1’11	Var (%)	Q1’12	Q1’11	Var (%)

Income statement
Net interest income	837	780	7.2	353	321	9.7	147	165	(10.6)
Net fees	279	292	(4.4)	153	155	(1.7)	90	101	(10.5)
Gains (losses) on financial transactions	35	37	(4.5)	87	41	110.7	70	8	795.0
Other operating income (1)	(33)	(10)	235.6	(3)	9	—	10	8	24.0
Gross income	1,118	1,100	1.7	589	527	11.7	318	282	12.8
Operating expenses	(512)	(512)	0.0	(254)	(254)	(0.1)	(126)	(131)	(3.8)
General administrative expenses	(475)	(474)	0.1	(222)	(223)	(0.5)	(108)	(114)	(5.4)
Personnel	(305)	(310)	(1.8)	(162)	(163)	(0.7)	(75)	(79)	(4.4)
Other general administrative expenses	(170)	(164)	3.6	(60)	(60)	(0.1)	(32)	(35)	(7.8)
Depreciation and amortisation	(37)	(38)	(1.1)	(32)	(31)	3.0	(18)	(17)	6.8
Net operating income	606	588	3.2	335	273	22.6	192	151	27.3
Net loan-loss provisions	(483)	(184)	162.0	(206)	(102)	102.7	(131)	(32)	304.2
Other income	(21)	(27)	(23.4)	(90)	(16)	450.8	(16)	(9)	81.9
Profit before taxes	102	376	(72.8)	39	155	(74.8)	45	110	(59.1)
Tax on profit	(28)	(101)	(72.8)	7	(38)	—	(12)	(19)	(35.3)
Profit from continuing operations	75	274	(72.8)	46	117	(60.8)	33	91	(64.1)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	75	274	(72.8)	46	117	(60.8)	33	91	(64.1)
Minority interests	0	0	(66.6)	5	16	(71.2)	(0)	0	—
Attributable profit to the Group	75	274	(72.8)	41	101	(59.1)	33	90	(63.8)

Balance sheet
Customer loans (2)	100,487	110,051	(8.7)	67,196	73,326	(8.4)	27,808	29,744	(6.5)
Trading portfolio (w/o loans)	—	—	—	8,071	5,979	35.0	1,672	1,411	18.5
Available-for-sale financial assets	—	—	—	10,325	9,328	10.7	5,295	4,584	15.5
Due from credit institutions (2)	59	214	(72.4)	11,064	16,597	(33.3)	2,200	3,932	(44.1)
Intangible assets and property and equipment	1,201	1,201	—	1,379	1,360	1.4	439	472	(7.1)
Other assets	1,657	411	302.8	11,116	5,834	90.5	6,580	6,656	(1.1)
Total assets/liabilities & shareholders’ equity	103,404	111,878	(7.6)	109,152	112,426	(2.9)	43,993	46,798	(6.0)
Customer deposits (2)	80,355	84,656	(5.1)	53,875	59,660	(9.7)	23,321	21,929	6.3
Marketable debt securities (2)	6,344	—	—	22,947	27,135	(15.4)	4,734	7,122	(33.5)
Subordinated debt (2)	—	—	—	735	787	(6.6)	(0)	0	—
Insurance liabilities	—	—	—	—	—	—	70	83	(15.5)
Due to credit institutions (2)	650	323	101.4	15,926	10,822	47.2	13,197	14,208	(7.1)
Other liabilities	9,597	20,002	(52.0)	10,875	9,305	16.9	100	843	(88.1)
Shareholders’ equity (3)	6,459	6,897	(6.4)	4,793	4,717	1.6	2,571	2,613	(1.6)
Other customer funds under management	23,838	25,478	(6.4)	8,308	9,303	(10.7)	2,654	4,500	(41.0)
Mutual funds	15,819	18,558	(14.8)	4,357	5,279	(17.5)	1,809	3,051	(40.7)
Pension funds	6,049	6,225	(2.8)	1,240	1,344	(7.8)	782	1,314	(40.5)
Managed portfolios	—	—	—	110	114	(3.4)	63	135	(53.2)
Savings-insurance policies	1,970	696	183.2	2,601	2,566	1.4	—	—	—
Customer funds under management	110,537	110,134	0.4	85,865	96,884	(11.4)	30,708	33,551	(8.5)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

28	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe. Main units

EUR Million

Santander Consumer Finance			Retail Poland (BZ WBK)
Q1’12	Q1’11	Var (%)	Q1’12

				Income statement
611	582	4.9	129	Net interest income
204	210	(2.8)	78	Net fees
(5)	(1)	331.8	10	Gains (losses) on financial transactions
0	2	(90.8)	1	Other operating income (1)
810	793	2.1	218	Gross income
(337)	(308)	9.6	(105)	Operating expenses
(302)	(279)	8.4	(96)	General administrative expenses
(149)	(137)	8.8	(57)	Personnel
(153)	(141)	7.9	(39)	Other general administrative expenses
(35)	(29)	21.5	(9)	Depreciation and amortisation
473	486	(2.7)	114	Net operating income
(176)	(192)	(8.4)	(20)	Net loan-loss provisions
(18)	(37)	(50.7)	2	Other income
278	256	8.6	96	Profit before taxes
(62)	(60)	3.5	(21)	Tax on profit
216	196	10.1	75	Profit from continuing operations
1	(6)	—	—	Net profit from discontinued operations
217	190	13.9	75	Consolidated profit
10	7	45.8	2	Minority interests
206	183	12.7	73	Attributable profit to the Group

				Balance sheet
56,306	56,524	(0.4)	9,106	Customer loans (2)
1,186	968	22.5	769	Trading portfolio (w/o loans)
1,174	317	270.8	2,832	Available-for-sale financial assets
9,149	6,927	32.1	368	Due from credit institutions (2)
842	808	4.2	187	Intangible assets and property and equipment
2,792	2,234	25.0	1,100	Other assets
71,449	67,777	5.4	14,363	Total assets/liabilities & shareholders’ equity
33,180	31,618	4.9	10,028	Customer deposits (2)
5,908	6,020	(1.9)	—	Marketable debt securities (2)
68	425	(84.0)	100	Subordinated debt (2)
—	—	—	—	Insurance liabilities
17,210	17,010	1.2	1,690	Due to credit institutions (2)
3,909	3,228	21.1	677	Other liabilities
11,173	9,476	17.9	1,867	Shareholders’ equity (3)
6	7	(9.4)	2,248	Other customer funds under management
2	3	(15.0)	2,059	Mutual funds
4	4	(6.0)	—	Pension funds
—	—	—	188	Managed portfolios
—	—	—	—	Savings-insurance policies
39,163	38,070	2.9	12,376	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

FINANCIAL REPORT 2012 / JANUARY - MARCH	29

INFORMATION BY PRINCIPAL SEGMENTS

Continental Europe

Basic revenues increased 7.9% year-on-year due to the recovery in net interest income and consolidation of Bank Zachodni WBK.

Flat expenses on a like-for-like basis (-0.8%).

Net operating income increased 10.6% year-on-year and 28.3% over the fourth quarter of 2011.

Attributable profit hit by the release of generic provisions in the first quarter of 2011 (EUR 396 million). Better trend over the fourth quarter.

Growth strategy: preference for liquidity against a background of low demand for loans.

Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.

Attributable profit was EUR 584 million, 33.5% less than in the first quarter of 2011, when almost EUR 400 million of generic provisions were released. Excluding this, net operating income increased 10.6%.

The results reflect the perimeter effect of incorporating Bank Zachodni WBK in Poland and SEB’s branches in Germany. Overall, the positive impact was around 8 percentage points in attributable profit.

Attributable profit over the fourth quarter, (where there was no perimeter effect) was spurred by gross income (+12.9%), expenses (-2.1%) and provisions (-1.8%) and almost doubled, reversing the downward trend of 2011.

Strategy

In a still weak environment and with low interest rates, the Group’s strategy continued to focus on the priorities outlined in 2011 and aimed at:

•	defending spreads on loans (those on new ones are improving) and on deposits;

•	control of expenses;

•	and active risk management;

•	in volumes preference was given to liquidity and deposits in a context of low demand for loans.

Activity

Lending was 1% lower year-on-year because of the lower demand in Spain and Portugal which offset the incorporation of Bank Zachodni WBK.

Customer deposits, including retail commercial paper remained virtually unchanged (+0.2%) year-on-year, as the incorporation of Bank Zachodni WBK and Portugal’s good evolution, offsetting the lower balances in Spain, affected by the strategy followed for the renewal of maturities of deposits captured in the 2010 campaign, mainly in the second quarter of 2011. Mutual funds and pension funds declined 11% in the last twelve months.

Total deposits increased 3% to EUR 7,493 million over the fourth quarter of 2011 and mutual funds and pension funds increased 1% after two quarters of significant falls.

Results

Net interest income rose 12.4% year-on-year with all units performing well, except for Portugal, and partly favoured by the incorporation of SEB in Germany and the entry of Bank Zachodni WBK. Excluding them, the increase was 5.2%.

Basic revenues grew 7.9% year-on-year and gross income 9.5%, driven by fee income, which was 2.0% lower and income from insurance activity. All commercial units increased.

Operating expenses were higher year-on-year, due to the perimeter effect, as on a like-for-like basis they declined 0.8%. Retail networks in Spain repeated expenses and Portugal’s were 3.8% less.

Net operating income was 10.6% higher (+4.6% on a like-for-like basis) and 28.3% more than the fourth quarter of 2011, driven by solid gross income.

Provisions for loan losses in the first quarter of 2012 more than doubled those of the same period of 2011, when EUR 396 million of generic provisions were used. Excluding this impact, that is, taking into account only specific provisions, the increase was 19.1%.

Attributable profit was EUR 584 million, 33.5% lower year-on-year due to the non-release of generic provisions. On the other hand, it compares very well with the EUR 266 million recorded in the fourth quarter of 2011, with all units improving.

Activity	Net operating income	Attributable profit
% var. Mar’12-Mar’11	EUR Million	EUR Million

(*) Including retail commercial paper	+10.6%	-33.5% Q1’12-Q1’11

30	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Santander Branch Network

Improved underlying results.

•	Gross income was 1.7% higher than the first quarter of 2011 and 6.6% over the fourth quarter.

•	Operating expenses remained flat.

•	Net operating income rose 3.2% (+12.8% over the fourth quarter).

Attributable profit year-on-year affected by the non-release of generic provisions (EUR 258 million in the first quarter of 2011).

Scant demand for loans and a strategy in deposits which combines cost containment and volume increase.

In a still complicated environment, the Santander Branch Network posted an attributable profit of EUR 75 million, 72.8% less than in the first quarter of 2011 when EUR 258 million of generic provisions were released. Excluding this impact, net operating income increased 3.2%.

Gross income was 6.6% more than in the fourth quarter of 2011, expenses remained flat and net operating income was 12.8% higher. Provisions were slightly higher (+3.5%) and, as a result, attributable profit rose 28.0% and broke the downward trend of previous quarters.

Strategy

The Santander Branch Network maintained its priorities: management of NPLs and quality in risk admission; focus on customer funds; specific campaign to offer support to SMEs and exports; management of prices; austerity in costs and improved efficiency. All designed to increase the capturing of funds and customer linkage.

Activity

Customer funds continued the positive trend begun in the second half of 2011. In March they amounted to EUR 110,537 million, 3% higher than at the end of 2011 and 5% more than June, once the period for renewing balances captured in the 2010 campaign was over. The market share of total funds rose by 0.90 p.p. in the last two years and 1.30 p.p. in deposits.

Together with the capturing of funds, Santander is maintaining its policy of tending to the financing needs of its customers and boost economic sectors. The branch network is the leader in ICO credits (9,000 granted for a total of EUR 650 million and a market share of 17%).

Also noteworthy are the achievements obtained in the Crédito Compromiso and Plan Exporta programmes launched in 2011 and increased in 2012. The first provides access to loans for the self-employed, shops, professionals and SMEs (more than 6,000 loans granted for a limit of EUR 350 million), while the other one is focused on capturing and linking customers involved in foreign trade (more than 7,000 clients).

Furthermore, in April, the Santander Brach Network made available to SMEs EUR 4,000 million of loans, half of which is to back the activity of companies in Spain, via a new product (Crédito Activación) and the rest to international business, in addition to the Plan Exporta.

Results

Net interest income rose 7.2% year-on-year to EUR 837 million, due to the improved spreads on deposits and to a lesser extent on loans.

Fee income and trading gains dropped 4.4%, conditioned by the outflows of mutual funds in 2011. Fee income from the purchase and sale of securities, means of payment and credit lines available increased. The fall in the rest of revenues was due to the higher cost of the contribution to the Deposit Guarantee Fund (from 0.6‰ to 2‰ of eligible funds). This increased the charge from EUR 12 million in the first quarter of 2011 to EUR 36 million.

Gross income was EUR 1,118 million, 1.7% more than in the first quarter of 2011. Operating expenses remained flat, net operating income rose 3.2% to EUR 606 million and the efficiency ratio was 45.8%.

Net loan-loss provisions were 162.0% higher than in the first quarter of 2011, when generic provisions were released.

The NPL ratio was 8.90% in the retail network (excluding wholesale activity) and 6.33% at the parent bank, below the sector. Coverage was 40% and 41%, respectively.

Activity	Net operating income	Attributable profit
% var. Mar’12-Mar’11	EUR Million	EUR Million

(*) Including retail commercial paper	+3.2%	-72.8% Q1’12-Q1’11

FINANCIAL REPORT 2012 / JANUARY - MARCH	31

INFORMATION BY PRINCIPAL SEGMENTS

Banesto

Better underlying trend of the income statement:

•	Gross income was 11.7% higher than in the first quarter of 2011.

•	Operating expenses were 0.1% lower.

•	Net operating income increased 22.6%.

The year-on-year comparison for profits is affected by the non-release of generic provisions (EUR 91 million in the first quarter of 2011),

NPL ratios still better than the sector’s.

Lending reflected the lower demand and funds the focus on profitability.

Banesto generated attributable profit of EUR 41 million in the first quarter, 59.1% lower than in the same period of 2011. This fall was due to a release of generic provisions in 2011, unlike in 2012. Excluding this, net operating income was 22.6% higher year-on-year and 42.3% more than the fourth quarter.

Strategy

In the first quarter of 2012 the economy remained weak. In this environment, Banesto focused on strengthening the balance sheet, optimising liquidity and improving profitability, while strictly controlling risk and enhancing efficiency.

Activity

Managed customer funds amounted to EUR 85,865 million at the end of March, 11% less than a year earlier. This decline was due to the bank’s policy of partly renewing deposits captured in the special campaign launched in 2010 and which matured in the second quarter of 2011.

The weak demand for loans continued to affect lending whose volume amounted to EUR 67,196 million at the end of March, 8% less than a year earlier and in line with the downward trend shown by the sector.

Growth in NPLs was less than in previous quarters, as it declined over the fourth quarter, as against a rise of EUR 402 million in 2011. This, combined with the fall in lending, left the NPL ratio at 5.07%. Coverage was 51%.

Results

Net interest income was EUR 353 million, 9.7% more year-on-year. The impact of lower activity on business was offset by an improvement in the return on assets and balance sheet management that reduced the cost of funding.

Net fee income was EUR 153 million, 1.7% less than in the first quarter of 2011. That from services amounted to EUR 137 million (+1.4% y-o-y). The customer management and linkage policy is enabling revenues to rise thanks to an increase in transactions.

Gains on financial transactions were EUR 87 million (EUR 41 million in the first quarter of 2011). Other operating results reflect the rise in the contribution to the Deposit Guarantee Fund.

Gross income was EUR 589 million in the first quarter, 11.7% more year-on-year after a change of trend with regard to the fourth and third quarters of 2011. It was 22.9% higher than the fourth quarter.

Banesto continued to keep a tight rein on expenses (-0.1% y-o-y to EUR 254 million). The efficiency ratio, which in 2011 was the best among Spanish banks, was 43.1% at the end of March (+5.1 p.p. better than in the first quarter of 2011).

Net operating income was EUR 335 million (+22.6% y-o-y and +42.3% over the fourth quarter).

Loan-loss provisions were EUR 206 million (EUR 102 million in the first quarter of 2011). The 2011 figure included a EUR 91 million release of generic provisions.

Profit before tax was EUR 39 million, lower than that in the first quarter of 2011 mainly due to the non-release of generic provisions but a change of trend over the fourth quarter. Attributable profit after taxes and minority interests was EUR 41 million.

Activity	Net operating income	Attributable profit
% var. Mar’12-Mar’11	EUR Million	EUR Million

(*) Including retail commercial paper	+22.6%	-59.1% Q1’12-Q1’11

32	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Portugal

Year-on-year comparisons are affected by the large fall in business because of the policy of adjustments:

•	Basic revenues dropped 9.8% due to deleveraging and the strong competition for liquidity.

•	Prudent management of expenses (-3.8%).

•	Higher trading gains due to tender offer, which strengthened provisions.

Further fall in lending and rise in deposits, improving the loan-to-deposit ratio to 119%.

Santander Totta’s attributable profit was EUR 33 million, 64% lower year-on-year, because of the reduction in basic revenues, the result of the lower demand for solvent loans and the rise in the cost of deposits, and larger provisions.

Comparisons with the fourth quarter of 2011 are better as basic revenues are higher, costs improved and provisions are flat. As a result profit before tax doubled.

Environment

The economy shrank in 2011 and this trend continued in the first quarter of 2012, particularly in domestic demand, because of the impact of high unemployment, the rise in VAT on some goods and services and restrictions in global markets.

The rise in credit spreads, more restrictive lending and higher energy costs caused investment to fall, particularly in the construction sector.

The assessment of the Economic and Financial Assistance Programme by the IMF, ECB and the EU was positive as it said Portugal was making progress in correcting its macroeconomic imbalances, although some risks remained high.

Activity

Santander Totta continued its policy, focusing on capturing deposits. This improved the commercial gap and the structure of the balance sheet.

Deposits amounted to EUR 23,321 million, 6% more than in March 2011. Lending dropped 6% to EUR 27,808 million (SMEs: -15%; companiues: -10%; individuals: -4%). The evolution of deposits and lending further improved the loan-to-deposit ratio to 119% at the end of March.

Despite the environment, the bank’s liquidity remains comfortable, as a result of the gradual reduction in the commercial gap, the capacity to generate profits and the pool of assets available, if necessary, to finance itself in the repo market or the ECB.

Results

Net interest income of EUR 147 million was 10.6% lower than in the first quarter of 2011, due to the reduction in lending and the higher funding cost, because of increased competition in capturing deposits.

Fee income dropped 10.5% to EUR 90 million, due to reduced lending, asset management and risk insurance. On the other hand, those from means of payment and savings insurance increased.

Trading gains plus other operating income increased from EUR 16 million to EUR 80 million, due to the repurchase of securities. Gross income was 12.8% more year-on-year at EUR 318 million.

Compared to the fourth quarter of 2011, gross income was 42.3% higher thanks to the 8.7% rise in net interest income and 20.4% in fee income.

Tight expenses remained a key element. They were 3.8% less than in the first quarter of 2011. Net operating income was EUR 192 million, which even after eliminating the trading gains shows a clear improvement in the trend of previous quarters.

Loan-loss provisions were EUR 131 million (EUR 32 million in the first quarter of 2011), reflecting, on the one hand, the rise in NPLs and, on the other, the strengthening with the results obtained from trading gains. The NPL ratio was 1.56 p.p. higher at 4.59% and coverage was 4 p.p. lower at 58%. In comparable terms with the sector, in local criteria, Santander Totta’s ratio was significantly lower than the system’s.

Profit before tax was EUR 45 million, 59.1% less year-on-year but 107.8% more than in the fourth quarter of 2011.

Activity	Net operating income	Attributable profit
% var. Mar’12-Mar’11	EUR Million	EUR Million

	+27.3%	-63.8% Q1’12-Q1’11

FINANCIAL REPORT 2012 / JANUARY - MARCH	33

INFORMATION BY PRINCIPAL SEGMENTS

Santander Consumer Finance

The improvement in gross income, control of expenses and lower provisions resulted in a 12.7% increase in attributable profit year-on-year.

Active management of prices with stable volumes and notable growth in new lending in Germany (+14%) and the Nordic countries (+8% in local currency).

Further improvement in credit quality in the first quarter (lower NPLs and higher coverage).

The attributable profit of Santander Consumer Finance in Continental Europe was EUR 206 million, 12.7% more than in the first quarter of 2011. Good quarterly performance, which puts the first quarter of 2012 above any quarter of 2011.

Strategy

Santander Consumer Finance (SCF) continued to strengthen the pillars of its business model: diversification of the portfolio, leadership in core markets, efficiency, risk control and recoveries, as well as a single pan-European IT platform. The focus was on:

•	Organic growth and cross-selling, backed by brand agreements, greater penetration in the used car segment and a rise in new car sales in Central European and Nordic countries.

•	Further development of retail banking in Germany via Santander Retail, strengthening the capturing and linking of customers in order to convert the unit into a universal bank.

•	Consolidating SCF Poland.

Activity

Gross lending amounted to EUR 58,891 million, 1% less year-on-year because of the growth in Nordic countries (+12%) and in Germany (+1%) which offset the reductions in Portugal (-15%), Spain (-11%), and Italy (-7%).

New lending amounted to EUR 5,485 million (+6% y-o-y). All segments increased, particularly the financing of used (+13%) and new cars (+3%), the latter well above the EU average (-8%). Cards advanced 4% and direct credit and financing of durable goods 7% combined.

Of note in lending growth was Germany (+14%), the Nordic countries (+8% in local currency) and Spain (+4%) and declined 19% in Italy and 35% in Portugal, hit in both cases by the sharp fall in new car sales.

Customer deposits increased 5% to EUR 33,180 million, spurred by Germany and Poland. Wholesale funding also went well, with strong demand for retail commercial paper that almost doubled the balance outstanding at the end of 2011.

The appetite for securitisation of assets from Germany and the Nordic countries was strong and will result in new placements in the market in the second quarter (over EUR 1,000 million in the pipeline).

Customer deposits and medium- and long-term issues, including securitisations, represented 69% of net loans at the end of March.

Results

Gross income increased 2.1% year-on-year, backed by net interest income (+4.9%), due to the rise in spreads on a slightly higher average portfolio that offset the higher cost of funding.

Higher expenses (+9.6% y-o-y) reflect the incorporation of Santander Retail in Germany and its restructuring costs. The efficiency ratio was 41.6% compared to 38.8% in the first quarter of 2011.

Loan-loss provisions (-8.4%) reflect the improvement in credit quality: NPL ratio of 4.05% (March 2011: 4.99%) and coverage of 108% (March 2011: 98%).

Profit was 12.7% higher year-on-year because of the evolution of gross income, costs and provisions.

Germany’s attributable profit was 5.8% higher year-on-year, due to stable net interest income and lower provisions. Poland increased 48.0% (in local currency) because of lower provisions.

In the rest of the units, the underlying performance was positive, in Spain and the Nordic countries although not reflected in profits because of lower provisions in 2011 from one-off events (sale of portfolios and incorporation of portfolios already provisioned). Portugal and Italy were weak, due to lower revenues and higher provisioning needs.

New lending by countries	Attributable profit
% o/ total. Q1’12	EUR Million

+12.7% Q1’12-Q1’11

34	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Poland (BZ WBK)

Consolidation as of April 1, 2011.

Attributable profit registered EUR 73 million, 20.7% more than in the fourth quarter of 2011.

In local criteria, all gross and net income lines and profits registered double digit growth year-on-year.

Solid funding structure: loan-to-deposit ratio of 91%.

Strong growth potential due to the favourable macroeconomic environment, solid market presence and management capacity.

Agreement to merge Bank Zachodni WBK and Kredyt Bank.

Description of the bank and its environment

Banco Santander completed its acquisition of 95.67% of BZ WBK on April 1, 2011 after launching its takeover bid in the first quarter for full control, together with 50% stake of BZ WBK Asset Management still in the hands of AIB. Group BZ WBK is now integrated into Grupo Santander.

Subsequently, in February 2012, Banco Santander, S.A. and KBC Bank (‘BC’) reached an investment agreement to combine their Polish banking subsidiaries, Bank Zachodni WBK, S.A. and Kredyt Bank S.A.

This acquisition enables Grupo Santander to increase its presence in Poland, one of its core markets. The new institution will have 899 branches, 3.5 million individual customers and EUR 37,000 million of loans and customer funds, making it the third largest bank in the country by branches, business volumes, revenues and profits with market shares of 12.9% in branches, 9.6% in deposits and 8.0% in loans.

These operations enable Grupo Santander to develop its activity in Poland, a country with considerable potential for banking business: 38.5 million citizens and a stable economy (the only EU country not to have suffered a recession in the last decade), which needs to complete its infrastructure and has a low level of “bankarisation” (lending represents around 50% of GDP).

The new bank’s business model will remain that of commercial banking, including retail clients, SMEs and companies, complemented by a notable presence in asset management businesses, brokerage of securities and leasing. All of this fits perfectly with Banco Santander’s commercial banking model and will strengthen results significantly in the coming years, both via business and synergies.

Economic environment

The economy remained solid during 2011 (+4.3% growth), fuelled by domestic demand and growth in consumption and the recovery in investment. GDP increased by close to 3.5% in the first quarter of 2012. The zloty appreciated against the euro to PLN 4.15/EUR 1.

Activity

Bank Zachodni WBK had EUR 9,106 million of net loans in March and EUR 10,028 million of customer deposits. In local currency and criteria, net lending grew 15% year-on-year, backed by all segments, while deposits increased 6%. The loan-to-deposit ratio at the end of March was 91%.

Results

Attributable profit was EUR 73 million, backed by solid gross income of EUR 218 million, an efficiency ratio below 48% and loan-loss provisions of EUR 20 million which only absorbed 18% of net operating income. The results compared well with those of the fourth quarter of 2011, as gross income, net operating income and profits were all higher (the latter one grew by more than 10%).

Compared to the first quarter of 2011 and in local criteria, profit was 16.3% higher. Gross income rose 6.4%, due to the good performance of net interest income (+12.6%), thanks to greater lending in all segments and better spreads on deposits. Fee income dropped 2.5% because of the decline in income from asset management and brokerage of securities, offset by the strong growth in income from loans and insurance.

Operating expenses increased 3.0% year-on-year, due to greater spending in marketing. Net operating income was 9.7% higher.

Loan-loss provisions were 14.8% lower than in the first quarter of 2011, while the NPL ratio improved to 4.74% from 6.43% in June (the first quarter after integration into the Group).

Attributable profit

EUR Million

Rest of Continental Europe

The rest of businesses (GBM, asset management, insurance and Banif) generated attributable profit of EUR 156 million, 32.0% lower than in the first quarter of 2011, when there was a release of provisions, unlike in 2012.

Sharp improvement in net interest income, gross income, net operating income and profit over to the other three quarters of 2011.

The reason for this was Global Wholesale Banking, which accounts for almost all the profit of the businesses included here. Its attributable profit was 28.9% lower than in the first quarter of 2011, mainly because of release of provisions. Gross income was well above that of the fourth quarter and costs were held, almost doubling profit.

FINANCIAL REPORT 2012 / JANUARY - MARCH	35

INFORMATION BY PRINCIPAL SEGMENTS

United Kingdom (changes in local currency)

Attributable profit of £255 million:

•	Lower revenues (-13.5%) largely due to the impact of historically low interest rates and the higher funding costs.

•	Operating expenses were 0.5% lower after absorbing the investment in the UK business.

•	Loan-loss provisions were 38.5% higher, largely due to the corporate portfolio.

Moderate increase in lending (2%) and decrease in deposits (3%), after reducing high cost balances (both in local criteria).

Better funding structure: £5,669 million of medium-term funding issues, while reducing short-term funding.

Santander UK posted attributable profit of £255 million, 40.8% less than in 2011. All of this was in the context of weak economic growth, a low interest rate environment and sharp increase in the cost of funding.

Environment

GDP grew weakly in 2011 (+0.7%) and on downward path. Growth in the fourth quarter was 0.3% negative. Inflation (4.5% on average for the year) increased at a faster pace than the average growth in wages and this reduction in real terms is impacting consumers and eroding confidence indices. Inflation started to fall and at the end of March was 3.5%, down from 5.2% in September 2011.

In this environment, of continued uncertainty, the Bank of England held the base rate at 0.5% for the eighth straight quarter and boosted its quantitative easing programme by £50,000 million to £325,000 million.

Strategy

Santander UK maintained its 14% market share in residential mortgages and 10% in retail deposits. It also continued to widen its range of products and services, while growth in lending to SMEs remained one of its priorities.

Santander UK’s goal is to become a full service, diversified, customer-centred commercial banking franchise. The strategy has three basic principles: focus more on the customer than on the product, business diversification towards a more balanced mix and continued operational efficiency consistent with a good level of customer service.

Our proprietary market-leading IT platform is integral to meeting these goals. We plan to invest £490 million over the next three years to further improve its functionality and capabilities, at which point the ability to differentiate and grow the businesses faster will be in place.

Santander UK has launched a number of innovative and value-added products to boost the UK business. The market leading ‘123’ credit card and current account range has been well received by the press and the market and is designed to build closer primary customer relationships.

Activity

Santander UK focuses its activity and balance sheet on the United Kingdom. More than 80% of customer loans are mortgages for homes in the UK. The portfolio of mortgages is of a high quality, with no exposure to self-certified or subprime mortgages and buy-to-let loans are less than 1%.

The loan-to-deposit ratio was 136% at the end of March 2012, a slight deterioration compared to March 2011, largely due to the outflow of rate-sensitive deposits in the second half of 2011 and into 2012.

The following information on activity is in local criteria. Customer loans amounted to £205,443 million, 2% higher than in March 2011. This was driven by the strong increase in loans to SMEs (+21%), offsetting the reduction in unsecured personal loans. The stock of residential mortgages was 1% more.

Gross mortgage lending amounted to £5,620 million, £1,437 million higher than in 2011. The market share in the first quarter was 17.6%, well above our stock share. New business spreads improved, while the new business loan-to-value (LTV) was 64% and the indexed stock LTV was steady at 52%.

Loans to SMEs via the network of regional business centres kept up their strong pace of growth and amounted to £11,123 million at the end of March 2012, 21% higher than in the same period of 2011. Our market share was 4.5%, 0.8 p.p. better than at March 2011.

The balance of unsecured personal loans (UPLs) was 13% lower than in the same period of 2011 (down to £2,790 million). During 2011 and into 2012, this product was being selectively marketed to better risk-adjusted spreads to low risk customers. Gross lending increased 3% over the same period of 2011.

Santander UK continued to dispose of non-core assets. The portfolio ended the year at £5,714, a decline of 24% over March 2011 and 74% below December 2008.

36	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Retail deposits (£149,409 million) were 3% lower than in March 2011, due to the sluggish British market in capturing of deposits and at negative prices and spreads, combined with Santander UK’s policy of focusing on medium-term funding instead of expensive retail deposits.

This strategy was more than offset by medium-term funding issuance of £5,669 million in the first quarter of 2012 and a substantial reduction in short-term funding. The issuances cover a wide range of products at attractive rates within the market environment.

The opening of some 235,000 current accounts in the first quarter of 2012 continued to reflect the effort and the success in attracting quality customers and the launching of the ‘123’ account.

The latest phase of the ‘123’ marketing campaign was launched in March to promote new current accounts and credit cards, as part of a new strategy to develop better and more lasting relationships with customers. The new current account offers greater incentives to existing customers, who change their primary account to Santander, and the credit card cash-back offers reimbursements / rebates on purchases has helped to increase openings of credit cards to 175,000, 13% more than in the same period of 2011.

Results

Attributable profit for the quarter was £255 million.

Gross income declined from £1,322 million in the first quarter of 2011 to £1,144 million in the same period of 2012.

Net interest income was 18.6% lower, largely due to the negative impacts of the higher cost of funding and of sustained low interest rates on product spreads.

These impacts are partly offset by higher gross income in SMEs and companies reflected in growth in loans and deposits volumes and spreads on new loans. Spreads on mortgage loans are also improving, favoured by the customers’ preference for variable rate mortgages.

Net fee income was 22.4% higher, due to a new pricing structure for current accounts, launched in the second quarter of 2011 with overdraft interest charges replaced with a flat fee. Income from GBM was also higher.

Gains on financial transactions declined 30.6%, due to the impact of lower market activity.

Operating expenses were 0.5% lower, (4% lower in real terms) despite the continued investments in Corporate Banking and Markets. The efficiency ratio was 49.1%, an increase largely due to weaker revenue.

Loan-loss provisions were 38.5% higher, primarily due to the higher expected loss of the corporate portfolio, which increased its share over the total portfolio.

The NPL ratio was 1.82%, 2 b.p. lower than that of the fourth quarter of 2011. With the exception of mortgages, there was a better performance in all retail products, particularly unsecured personal loans. There was a slight deterioration in the corporate loans book.

The stock of residential properties in possession remained very low (0.06% of the total portfolio, in line with the first quarter of 2011). In general, our trend in retail mortgages was better than the sector’s, according to the Council of Mortgage Lenders (CML).

Activity	Net operating income	Attributable profit
% var. Mar’12-Mar’11 (excluding FX)	EUR Million	EUR Million

	-21.4%	-39.5% Q1’12-Q1’11
	(*) Excluding exchange rate impact: -23.2%	(*) Excluding exchange rate impact: -40.8%

FINANCIAL REPORT 2012 / JANUARY - MARCH	37

INFORMATION BY PRINCIPAL SEGMENTS

Latin America (changes in local currency)

Basic revenues increased 16.1% and were the main engine of the rise in profits.

Net operating income was 16.5% higher than in the first quarter of 2011.

Loan-loss provisions increased 40.9% because of higher lending and some worsening of NPLs.

Dynamic activity in all countries. Lending grew 16% and deposits 12%.

Santander generated attributable profit of EUR 1,218 million in the first quarter of 2012, 3.0% less in local currency. On a like-for-like basis profit was 4.0% higher thanks to strong revenues (+17.5% in net operating income).

Gross income, net operating income and profit registered positive growth compared to the fourth quarter of 2011, (net operating income: +14.5%; profit before minority interests: +4.3%).

Economic environment

The main economies grew at a slower pace in the fourth quarter of 2011, reducing average growth for the region to close to 3% from 4% in previous quarters. This slowdown shows that Latin America has not been immune to the global crisis and it also reflects the region’s growing resistance to external shocks.

Monthly indicators suggest that economies touched bottom at the end of 2011 and began to pick up at the beginning of 2012, due to the stabilisation of global financial markets and also the region’s healthy balances to tackle the global downturn. The forecasts for 2012 envisage growth of around 3.6%, above that in the fourth quarter of 2011.

Inflation eased a little in the first three months of 2012, although it varies from country to country. In some, such as Peru and Uruguay inflation came down from high levels, while in Chile, Brazil and Mexico it is comfortably within the range of central banks’ targets.

The tone of monetary policy was still preventative and watchful of the risks from the international markets. Brazil and Chile cut their official interest rates (200 b.p., and 25 b.p. respectively), while Mexico, Uruguay and Peru remained stable.

The stabilization of global financial markets since the beginning of the year led to the appreciation of the region’s currencies against the dollar (4.8% on average since the end of 2011). Stock market indices also recovered, with rises of 13% on average in the first quarter of 2012 and 30% from the lows of the fourth quarter of 2011. Some central banks (Brazil, Colombia and Peru) began to intervene in the currency market to halt the strengthening of their currencies. This was good proof of the return of foreign capital to the region in recent months, after outflows during periods of greatest volatility in the financial markets. International reserves rose from $680 billion at the end of 2011 to $695 billion in February.

Despite the slower growth in exports, more so than in imports, and the higher trade deficit, the region still has a healthy external position. The current account deficit in 2012 is expected to be around 2% of GDP, lower than that estimated for inflows of foreign direct investment.

The evolution of public sector accounts is also good, as governments did not use fiscal stimulus policies in 2011 and just let the automatic stabilizers function. As the region has a sound fiscal position (deficit of less than 2.5% of GDP in 2011) the expected increase in the deficit in 2012 from the cyclical economic slowdown and the role of the automatic stabilizers should not be that significant.

The region’s banking systems, meanwhile, have high levels of solvency, liquidity and solid credit quality indicators. Moreover, the systems show no signs of deceleration.

In the countries where Santander operates (Brazil, Mexico, Chile, Argentina, Uruguay, Colombia, Peru and Puerto Rico), the banking systems’ business grew 16% year-on-year. Lending rose 18%, excluding the exchange rate impact. Loans to individuals increased at a faster pace (+20%) than in 2011 (credit cards: +22%; consumer credit: +16%; mortgages: +28%) and lending to companies and institutions also rose (+17%).

Savings continued to grow at double-digit rates (+15%), with demand deposits up 10% and time deposits 16%. In general terms, Brazil grew the fastest while Chile and Mexico’s activity was more moderate.

Because of their impact on business and on converting figures into euros, the evolution of interest rates and exchange rates is commented on:

•	Average short-term interest rates, based on the region’s average weighted rate, dropped between the first quarter of 2011 and the same period of 2012.

•

The evolution of results in euros is affected by average exchange rates. Latin American currencies depreciated against the dollar between the first quarter of 2011 and the same period of 2012, while the dollar, the reference currency in Latin America, appreciated 4% against the euro. In average terms, the Brazilian real fell against the euro from 2.28 to 2.32, the Mexican peso from 16.49 to 17.01 and the Chilean peso appreciated from 659 to 640.

Strategy

In these circumstances, the Bank’s strategy is centred on continuing to transform business in order to create better value for our customers, supported by closer and better quality relations and linkage. This transformation, from a commercial standpoint, is coming from higher value added products and services; from a financial one via growth in recurring and sustainable profits and from a productive one from better organisational, operational and technological models that deliver enhanced quality service.

At the end of March, Grupo Santander had 6,053 branches and points of attention in Latin America and 28,085 ATMs.

38	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Total customers amounted to 41.3 million. The strategy focuses on linkage more than capturing new clients. Grupo Santander has the largest financial franchise in the region (almost double that of its nearest competitor).

Activity and results

The main points in the first quarter are set out below. All year-on-year percentage changes exclude the exchange rate impact.

•

Lending in Latin America (excluding the balances in the New York branch, which are more volatile) increased 16% over March of 2011. Cards increased 24%, mortgages 21% and consumer credits 17%. Commercial credit (companies in all their range and institutions) grew 13%.

•	Savings (including letras financeiras in Brazil) increased 6% in the last twelve months. Deposits without repos were up 12%, while mutual funds declined 4%.

•	The Group’s market share in lending is 11.1%, 9.4% in deposits and 9.3% in overall business.

•	Net interest income rose 19.0% year-on-year, due to higher volumes and optimum management of spreads.

•	Fee income increased 6.8%, with those from the administration of accounts up 11.7%, cards: +9.9% and insurance +6.5%.

•	Basic revenues increased 16.1% and were 3.8% higher than in the fourth quarter of 2011.

•	Gains on financial transactions dropped 19.2% year-on-year.

•	Gross income rose 13.6% year-on-year and was 5.6% more than in the fourth quarter of 2011.

•

Operating expenses grew 9.1% over the first quarter of 2011, due to new business projects, the increase in customer transactions and renegotiating commissions and collective bargaining agreements. Costs were 6.5% lower than in the fourth quarter.

Main focuses in 2012

1	Emphasis on generating revenues in retail banking, via volumes and management of spreads.

2	Balanced growth of the balance sheet, focusing on deposits

3	Efficient use of capital and comfortable ratios in relation to regulatory requirements.

4	Prudent handling of business risks with integral management of early NPLs and their recovery.

5	Optimisation of the installed capacity and enhanced efficiency.

•	The efficiency ratio improved to 37.2% (-1.6 p.p. over the first quarter of 2011) and net operating income was 16.5% higher (+14.5% over the fourth quarter).

•	Loan-loss provisions increased 40.9%, as a result of a rigorous and prudent policy and increased lending. Coverage ratio remained around 92%.

•	Profit before tax grew 0.8% (4.2% over the fourth quarter) due to the larger loan-loss provisions.

•	Higher taxes and minority interests (sale of equity stakes in Brazil and Chile) left attributable profit 3.0% lower than in the first quarter of 2011.

•	Retail Banking’s profit on a like-for-like basis rose 2.0%, driven by gross income, which grew at rates of more than 15% year-on-year. Global Wholesale Banking’s profit increased 8.4%.

Activity*	Net operating income	Attributable profit
% var. Mar’12-Mar’11 (excluding FX)	EUR Million	EUR Million

(*) w/o New York branch	+15.1%	-4.1% Q1’12-Q1’11
(**) w/o CTAs, Including letras financeiras	(*) Excluding exchange rate impact: +16.5%	(*) Excluding exchange rate impact: -3.0%

FINANCIAL REPORT 2012 / JANUARY - MARCH	39

INFORMATION BY PRINCIPAL SEGMENTS

Latin America. Income statement

EUR Million

	Brazil			Mexico			Chile
	Q1’12	Q1’11	Var (%)	Q1’12	Q1’11	Var (%)	Q1’12	Q1’11	Var (%)
Income statement
Net interest income	3,376	2,911	15.9	477	401	18.8	432	358	20.6
Net fees	848	810	4.7	180	159	12.8	111	110	1.5
Gains (losses) on financial transactions	170	195	(12.8)	31	51	(39.1)	16	30	(47.7)
Other operating income (1)	(41)	(31)	32.1	(10)	(4)	188.6	5	13	(64.4)
Gross income	4,353	3,886	12.0	677	608	11.4	564	511	10.3
Operating expenses	(1,528)	(1,441)	6.1	(249)	(229)	8.6	(212)	(191)	11.1
General administrative expenses	(1,393)	(1,295)	7.6	(219)	(202)	8.7	(191)	(168)	13.8
Personnel	(777)	(726)	7.0	(127)	(118)	7.7	(117)	(104)	13.3
Other general administrative expenses	(616)	(569)	8.3	(92)	(84)	10.0	(73)	(64)	14.8
Depreciation and amortisation	(135)	(146)	(7.2)	(30)	(27)	8.3	(21)	(23)	(8.6)
Net operating income	2,825	2,445	15.5	428	379	13.1	352	321	9.7
Net loan-loss provisions	(1,490)	(1,046)	42.5	(78)	(63)	23.0	(125)	(75)	66.6
Other income	(222)	(227)	(2.2)	(2)	(6)	(65.0)	(4)	2	—
Profit before taxes	1,112	1,172	(5.1)	348	310	12.5	223	247	(10.0)
Tax on profit	(285)	(290)	(1.7)	(52)	(53)	(2.4)	(31)	(40)	(23.3)
Profit from continuing operations	827	881	(6.2)	296	256	15.6	192	207	(7.4)
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—
Consolidated profit	827	881	(6.2)	296	256	15.6	192	207	(7.4)
Minority interests	179	149	20.3	0	0	16.5	59	45	31.4
Attributable profit to the Group	647	732	(11.6)	296	256	15.6	133	162	(18.1)

Balance sheet
Customer loans (2)	78,083	69,447	12.4	19,146	15,907	20.4	27,257	24,562	11.0
Trading portfolio (w/o loans)	10,977	10,567	3.9	15,296	12,232	25.0	1,816	2,782	(34.7)
Available-for-sale financial assets	15,261	22,584	(32.4)	3,647	3,272	11.5	4,127	2,944	40.2
Due from credit institutions (2)	12,965	10,966	18.2	6,328	3,739	69.2	2,625	2,471	6.2
Intangible assets and property and equipment	3,262	3,679	(11.3)	378	382	(1.1)	365	332	10.1
Other assets	34,293	40,534	(15.4)	4,411	4,120	7.1	2,845	4,108	(30.7)

Total assets/liabilities & shareholders’ equity	154,841	157,776	(1.9)	49,205	39,651	24.1	39,035	37,198	4.9

Customer deposits (2)	76,352	75,605	1.0	26,120	20,528	27.2	20,547	18,353	12.0
Marketable debt securities (2)	18,872	11,780	60.2	1,312	1,202	9.1	5,819	5,462	6.5
Subordinated debt (2)	4,604	4,325	6.4	—	—	—	1,288	1,046	23.2
Insurance liabilities	—	8,679	(100.0)	—	415	(100.0)	—	314	(100.0)
Due to credit institutions (2)	17,193	22,091	(22.2)	8,784	5,873	49.6	4,825	4,207	14.7
Other liabilities	24,731	23,612	4.7	8,551	6,939	23.2	3,928	5,054	(22.3)
Shareholders’ equity (3)	13,089	11,684	12.0	4,438	4,693	(5.4)	2,629	2,761	(4.8)
Other customer funds under management	44,407	50,822	(12.6)	10,503	10,481	0.2	5,091	4,929	3.3
Mutual funds	41,247	46,705	(11.7)	10,503	10,257	2.4	5,091	4,868	4.6
Pension funds	—	—	—	—	—	—	—	—	—
Managed portfolios	3,160	3,568	(11.4)	—	—	—	—	—	—
Savings-insurance policies	—	549	(100.0)	—	224	(100.0)	—	61	(100.0)
Customer funds under management	144,235	142,533	1.2	37,936	32,211	17.8	32,745	29,791	9.9

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

Latin America. Income statement

EUR Million

	Gross income			Net operating income			Attributable profit
	Q1’12	Q1’11	Var (%)	Q1’12	Q1’11	Var (%)	Q1’12	Q1’11	Var (%)

Brazil	4,353	3,886	12.0	2,825	2,445	15.5	647	732	(11.6)
Mexico	677	608	11.4	428	379	13.1	296	256	15.6
Chile	564	511	10.3	352	321	9.7	133	162	(18.1)
Argentina	279	217	29.0	146	113	29.3	78	70	12.6
Uruguay	59	36	61.9	18	8	136.0	12	4	201.4
Puerto Rico	89	84	4.9	42	41	2.5	11	8	38.5
Colombia	63	46	37.8	31	18	72.0	15	11	34.3
Rest	12	33	(63.7)	(12)	3	—	(9)	(4)	112.7

Subtotal	6,095	5,421	12.4	3,831	3,327	15.1	1,184	1,239	(4.5)

Santander Private Banking	79	73	8.9	46	40	15.4	34	31	11.6

Total	6,175	5,494	12.4	3,876	3,367	15.1	1,218	1,270	(4.1)

40	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Brazil (changes in local currency)

Greater activity and management of spreads led to growth of 15.3% in basic revenues.

Reduced growth in costs (+7.8% y-o-y), which were 6.4% less than in the fourth quarter of 2011 (+12.3% in 2011).

Net operating income rose 17.4%, absorbing the larger provisions from the increase in lending. Moderate rise in NPLs in the sector.

The perimeter, basically from minority interests, had a negative impact on profits of 8 p.p.

Lending grew 19% and deposits 12%.

Santander Brazil posted attributable profit of EUR 647 million, 11.6% less than in the first quarter of 2011 (-10.2% in local currency), affected by higher minority interests. Excluding this, profit before tax declined 3.5%.

Good evolution of revenues (+5.5%) and of expenses (-6.4%) over the fourth quarter of 2011. Net operating income was 13.2% higher and net profit increased 2.8% after provisions and writedowns.

Santander Brazil is the third largest private sector banks in terms of assets and the leading foreign bank, with a market share of 10.3% in lending. It operates in the main regions, with 3,776 branches and points of banking attention, 18,443 ATMs and 25.3 million customers, 19.5 million of whom have current accounts.

Economic environment

The latest figures for 2012 paint a favourable picture of the Brazilian economy. GDP growth in 2011 was 2.7%, sustained by domestic demand and investment. According to the IMF, Brazil was the world’s sixth largest economy in 2011. Investment represented 19.3% of GDP and the savings rate was 17.2%.

The labour market showed a favourable trend. The unemployment rate in February was 5.7%. Between March 2011 and March 2012 1.7 million new jobs were created. Real incomes rose 4.1% in twelve months, to January 2012.

Inflation was 5.2% in March, a slightly lower rate. The Selic benchmark interest rate was 9.75% in March and 9% in April, down from 11.0% at the end of 2011 as the central bank continued to soften monetary policy.

The year-on-year pace of lending (+17% to February 2012) eased, reflecting monetary policy and some measures introduced in the last few quarters. Taking into account only private national banks, year-on-year growth at February was 12%.

Of note in lending was the 44% growth in mortgage loans at February 2012.

Strategy

The strategy is based on the following objectives:

•	Be the best bank in quality of service, backed by the strength of the IT platform.

•	Intensify relations with customers, improving the quality of services provided and the infrastructure (the objective is to open between 100 and 120 new branches between 2011 and 2013).

•	Strengthen business in key segments such as SMEs, acquiring business, cards, real estate loans and consumer credit; and boost cross-selling.

•	Continue to construct and strengthen the Santander brand in Brazil.

•	All of this accompanied by prudent risk management.

The bank completed its technology integration in 2011 and improved the functionalities of the new unified platform, which is enabling the bank to develop its commercial activity more productively.

Credit cards, mortgages, where specific services have been developed for high income customers, such as personalised advice, discounts in home insurance and special conditions for time deposits and pension funds remained the key segments.

In acquiring business, Santander Brazil is the leader in combining these services with banking services, offering something very attractive for SMEs. Results remained positive (288 establishments in March and market share of 3.07%).

As part of the strategy to make Santander Brazil the best and most efficient universal bank in the country, improvements were made to the telephone attention centres for individuals and companies. Commercial processes are also being streamlined, in line with the new mission statement announced by the bank. This reads: “be for our customers the straight forward and safe, efficient and profitable bank, which constantly strives to improve the quality of everything it does, with a team that likes to work to win everyone’s recognition and confidence.”

FINANCIAL REPORT 2012 / JANUARY - MARCH	41

INFORMATION BY PRINCIPAL SEGMENTS

Activity

Lending growth remained high (+19% y-o-y) and in all segments:

•	Individuals: +21% (+41% in mortgages and +14% in consumer credit).

•	Consumer finance (vehicles): +18%.

•	SMEs (+31%).

•	Large companies (+14% y-o-y).

Growth slowed in the first quarter, in line with the market’s trend as loans to individuals and SMEs were partly offset by that to companies.

Customer funds increased 12% year-on-year including letras financeiras, an instrument that gives greater stability to the capturing of funds, while mutual funds declined 7%.

The market share in loans was 10.3% (12.3% in unrestricted lending) and 7.7% in deposits.

Results

Gross income maintained the trend of growth and amounted to EUR 4,353 million, a new quarterly record 13.8% more than in the first quarter of 2011 and 5.5% above the fourth quarter.

The main component of growth was net interest income (+17.8%), spurred by the larger volumes and management of spreads.

Net interest income over average total assets improved from 7.37% in the first quarter of 2011 to 8.32% in the same period of 2012.

Fee income rose 6.4%, backed by mutual funds and cards, which increased by 11%.

Gains on financial transactions were EUR 170 million (-11.4% year-on-year).

Operating expenses grew 7.8% year-on-year. This was due to the increased distribution capacity (+128 new branches in 12 months), investments in the new IT platform and the signing of the wage agreement in the second half of 2011.

Operating expenses were 6.4% lower than in the fourth quarter.

Net operating income rose 17.4% to EUR 2,825 million (+13.2% over the fourth quarter) and the efficiency ratio was 35.1%, an improvement of two percentage points over the first quarter of 2011.

Provisions for loan losses were 44.8% higher than in the first quarter of 2011, due to the increase of 19% in lending balances and a moderate rise in the NPLs of individual borrowers, mainly in consumer products and cards in a favourable macroeconomic scenario. The NPL ratio was 5.76% and coverage 90%.

Attributable profit amounted to EUR 647 million, 10.2% less than in the first quarter of 2011 (-2.3% excluding the perimeter impact), because of the higher minority interests. Compared to the fourth quarter of 2011 attributable profit declined 2.9% also impacted by the perimeter as a result of the increase in minority interests, as excluding these, the attributable profit for the quarter was 2.8% higher.

Retail Banking’s profit was 15.4% lower year-on-year, that of Asset Management and Insurance was down 18.5% and Global Wholesale Banking’s was 5.4% higher. All of them were affected by the perimeter (basically minority interests). Excluding this impact, profit before tax was 8.3% lower in Retail Banking and 4.0% in Asset Management and Insurance, while that of Global Wholesale Banking was 7.6% higher.

Activity	Net operating income	Attributable profit
% var. Mar’12-Mar’11 (excluding FX)	EUR Million	EUR Million

	+15.5%*	-11.6% Q1’12-Q1’11
(*) w/o REPOs. Including letras financeiras	(*) Excluding exchange rate impact: +17.4%	(*) Excluding exchange rate impact: -10.2%

42	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Mexico (Changes in local currency)

The strength of the franchise is reflected in the evolution of business and results.

Greater business and management of spreads pushed up basic revenues (+20.8%).

Expenses rose 12.0% because of business development and the perimeter effect.

The improvement in NPLs is reflected in lower provisions than in the three previous quarters.

Strong business: lending rose 17% on a like-for-like basis and deposits 22%.

Attributable profit was 15.6% higher at EUR 296 million (+19.2% in local currency). Results showed a good trend, with double digit growth in net interest income, gross income and net operating income and profits, both over the first quarter of 2011 and the fourth quarter, quarterly records in all of them.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 15.9% and 15.1% in savings. It has 1,125 branches and 9.4 million customers.

Economic environment

GDP growth in 2011 was 3.8%, down from 5.5% in 2010 as domestic demand was less buoyant. The economy is expected to grow by 3.3% in 2012. Employment, although growing at a slower pace, remained high, with 612,000 jobs created in 2011 (+4.1%) and a further 530,000 expected in 2012 (+3.5%).

Inflation after the upturn of past months, eased in March to 3.7%. A rate below 4% is expected for the end of this year. The peso has appreciated 8.7% against the dollar since the end of 2011, correcting more than 50% of the depreciation registered in the last months of 2011. The federal government issued two new bonds in the international markets in the first quarter, with maturities of 10 and 30 years, and in both cases achieved historically low yields.

The financial system remained solid, liquid and with good risk quality indicators. The international environment has not affected banking activity. Lending grew 16% and savings 12%.

Strategy

The franchise and customer relations continued to be strengthened, particularly the higher income segment, and linkage boosted through cards and consumer products.

The main focuses this year are: boost transactions linked to high income customers and other priority segments, continue to develop the many channels and manage the capturing of customers with payroll projects. At the same time, efficiency in costs will be enhanced and actions taken to improve customer service and satisfaction.

Activity

Lending grew 21% year-on-year. All products grew. Mortgages rose 77% (27% excluding the purchase of the portfolio of GE Capital Corporation in April 2011), commercial credit 11%, consumer loans 38% and cards 26%.

Savings increased 14% year-on-year, with demand deposits up 25% and time deposits 17%. Moderate growth in mutual funds (+3%).

Results

Gross income increased 14.9% year-on-year and net interest income 22.6%. Fee income rose 16.4%, with a positive performance in insurance (+39.7%), the administration of accounts (+27.4%) and transactional banking (+9.3%), while that from cards and mutual funds was lower.

Operating expenses were 12.0% higher, reflecting the new business projects and the increased installed capacity. Provisions declined for the second straight quarter, but were 26.9% higher than those of the first quarter of 2011, although risk premiums remained at very low levels. Net operating income after provisions increased 14.6% year-on-year.

Compared to the fourth quarter, gross income was 12.6% higher (due to net interest income, fee income and trading gains), expenses were 13.7% lower and provisions down 14.7%, all of which produced a 58.1% rise in net operating income after provisions.

Attributable profit was 19.2% higher at EUR 296 million. Retail Banking’s increased 15.4% thanks to the recovery in revenues, and Global Wholesale Banking’s 62.7%, due to good results from markets.

The efficiency ratio was 36.7%, the recurrence ratio 82.0% and ROE 27.0%. The NPL ratio (1.61%) and coverage (195%) continued to be of high quality and evolve well year-on-year.

Activity	Net operating income	Attributable profit
% var. Mar’12-Mar’11 (excluding FX)	EUR Million	EUR Million

	+13.1%	+15.6% Q1’12-Q1’11
(*) w/o REPOs.	(*) Excluding exchange rate impact: +16.7%	(*) Excluding exchange rate impact: +19.2%

[

FINANCIAL REPORT 2012 / JANUARY - MARCH	43

INFORMATION BY PRINCIPAL SEGMENTS

Chile (Changes in local currency)

Basic revenues rose 12.9% thanks to net interest income (+17.2% y-o-y).

Operating expenses (+8.0%) grew at a slower pace after declining over the last two quarters.

Net operating income increased 6.7%, improving the trend in 2011.

Year-on-year comparison for profits affected by higher provisions and the negative perimeter impact (mainly minority interests) of 15 p.p.

Lending rose 5% and deposits 6%.

Attributable profit was EUR 133 million, 18.1% less than in the first quarter of 2011 (-20.4% in local currency). On a like-for-like basis, the decline excluding the exchange rate impact was 5.6%, impacted by provisions, as net operating income increased 9.2% (+5.4% over the fourth quarter).

Santander is the largest financial group in Chile in terms of assets. It has 499 branches and more than 3.4 million customers and market shares of 19.7% in loans and 17.5% in savings.

Economic environment

The economy grew 6% at the end of 2011. After the slowdown of the third quarter, the monthly indicators on economic activity show an upturn. Growth in 2012, however, will be lower than last year at around 4.5%.

Inflation has gradually risen in the last few months and eased in March to 3.8%, within the central bank’s target range. The central bank cut its benchmark rate by 25 b.p. in January to 5.0% and remained stable.

Lending rose 16% in the last 12 months, spurred by consumer credit and loans to companies. Savings maintained two-digit growth and rose 12%.

Strategy

The strategy in the first quarter of 2012 has been focused on maintaining its market leadership in a context of strong pressure on spreads, due to increased competition and tougher market regulation.

The strategy centres on taking steps to keep on improving our customer attention models, strengthen the acquisition of new customers and enhance the quality of service substantially. As well as the commercial priorities, management remains focused on boosting productivity in order to be more efficient, prudent in risk management and achieve financial equilibrium.

Activity and results

Savings increased 4% year-on-year. Demand deposits without repos grew 6% and mutual funds dropped 1%.

Lending rose 5% year-on-year, with that via cards up 8%, mortgages 9%, consumer credit 6% and commercial loans 4%.

In results (and always in local currency), gross income rose 7.2% year-on-year:

•	Net interest income increased 17.2%, spurred by better spreads, larger volumes and the favourable impact of higher inflation.

•	Fee income was almost flat, with that from cards up 6.0%, from insurance down 11.5%, administration of accounts (-20.0%) and mutual funds (-21.2%). Trading gains declined 49.2%.

Operating expenses rose 8.0% year-on-year, higher than inflation, due to the collective bargaining agreement, the increase in the rent for branches and strengthening business activity.

Compared to the fourth quarter of 2011, gross income was slightly higher and costs were 4.2% lower, which increased net operating income by 5.4%.

Net loan-loss provisions rose 61.9% year-on-year, in line with the financial system and the main competitors, due to the worsening of credit quality in the system and the stricter criteria in granting loans. Attributable profit was 20.4% lower at EUR 133 million.

The efficiency ratio was 37.6%, the recurrence ratio 58.3% and ROE 21.6%. The NPL ratio was 4.52% and coverage 68%.

Activity	Net operating income	Attributable profit
% var. Mar’12-Mar’11 (excluding FX)	EUR Million	EUR Million

	+9.7%	-18.1% Q1’12-Q1’11
(*) w/o REPOs.	(*) Excluding exchange rate impact: +6.7%	(*) Excluding exchange rate impact: -20.4%

44	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

  Argentina

Attributable profit was EUR 78 million, 12.6% higher year-on-year (+16.6% in local currency), after double-digit growth in net interest income, gross income and net operating income. All of them grew over the fourth quarter of 2011.

Santander Río is one of the country’s leading banks, with market shares of 8.9% in lending and 9.8% in savings. It has 362 branches and 2.5 million customers.

The economy shows greater signs of slowing down. GDP growth is forecast at 3.7% for 2012.

Inflation is still at around 10%, while interest rates have fallen this year (Badlar rate of private banks at around 13% compared to 19% at the end of 2011). The peso depreciated 1.5% against the dollar in the first quarter and 7.3% in the last 12 months. International reserves rose from $46.4 billion at the end of 2011 to $46.7 billion.

The banking system is strong (NPL ratio of 1.2% and coverage of 173%) and had high levels of liquidity and capital. Savings rose 30% and lending 43%.

The bank continued in the first quarter to maintain market leadership, backed by transactions and risk control. Management is mainly focused on key segments, as well as on improving operational processes, which will enhance customer service, while growing selectively in low risk assets and maintaining comfortable levels of liquidity,

Both lending and savings grew at rates of 25% year-on-year, but registered a slight slowdown.

In local currency, gross income rose 33.6% year-on-year, driven by interest income (+45.7%) and fee income (+26.0%). Operating expenses rose 33.3%, due to inflation and growth in transactions. Net operating income increased 33.9% and attributable profit 16.6%. The efficiency ratio was 47.8%, the recurrence ratio 84.9% and ROE 44.8%. The NPL ratio was 1.22% and coverage 196%.

  Uruguay

Attributable profit was EUR 12 million, 188.1% higher in local currency. Gross income rose 54.8%, driven by net interest income and fee income. Expenses increased 36.1% and provisions dropped 6.6%.

Santander is the largest private sector bank in the country in terms of branches (79) and business (market share of 17.2% in lending and 15.7% in deposits) and has 227,000 customers.

The economy grew 5.7% in 2011, (8.9% in 2010). It is expected to ease to 4.0% in 2012. Domestic demand is less buoyant after high growth in the last two years, and the contribution of external demand will decelerate because of weaker global conditions.

Inflation was 7.5% in March, far from the central bank’s target range of 4%-6%. In this context, the central bank raised its benchmark rate in December by 75 b.p. to 8.75% and held it during the first quarter. The peso appreciated 2.3% against the dollar in the first quarter and international reserves increased to more than 20% of GDP.

In local currency, lending rose 22% and deposits 13%. The Group is focusing on capturing more retail banking customers and linkage, particularly high and medium income customers.

Lending rose 43% year-on-year (31% on a like-for-like basis) and savings 14%.

The efficiency ratio is 69.6% and the recurrence ratio 32.2%. The NPL ratio is very low at only 0.70% and coverage is very high at more than four times the volume of non-performing loans.

  Puerto Rico

Attributable profit was EUR 11 million (+32.8% y-o-y in dollars). Gross income and operating expenses were basically flat and loan-loss provisions declined 12.5%.

Santander has 121 branches, 393,000 customers and market shares of 10.5% in loans, 11.6% in deposits and 22.3% in mutual funds.

The economy remained in recession, affecting the growth of the financial system and its profitability because of reduced business and higher risk premiums. Lending dropped 4% and savings rose 8%.

In this context, the Group stood out for its profits, as a result of rigorous risk management and a focus on solvent credit segments, appropriate management of prices and strict control of costs.

The efficiency ratio is 52.1% and the recurrence ratio 40.5%. The NPL ratio is 9.04% and coverage 56%.

  Perú

Activity is focused on companies and tending to the Group’s global customers. Attributable profit was EUR 4 million, up from EUR 2 million in the first quarter of 2011, due to higher net interest income and fee income.

  Colombia

Attributable profit was EUR 15 million, 23.3% more than in the first quarter of 2011, in local currency. The Group announced in the fourth quarter of 2011 the sale of its businesses in Colombia, a transaction expected to be completed during the second quarter of 2012.

FINANCIAL REPORT 2012 / JANUARY - MARCH	45

INFORMATION BY PRINCIPAL SEGMENTS

United States

Santander US includes retail banking, via Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA (SCUSA).

Sovereign Bank obtained the licence in January to become a national bank, enabling it to sell more products to more customers.

Attributable profit was $314 million, lower year-on-year because of the reduced stake in SCUSA, as Sovereign Bank’s results were higher over the first and fourth quarters of 2011.

Lending grew 7% and deposits 7%.

The NPL ratio and coverage improved for the ninth consecutive quarter.

The perimeter of Santander US corresponds to Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: retail banking, via its subsidiary Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA (SCUSA).

Sovereign Bank is a national bank with a strong presence in the northeast of the US. SCUSA is based in Dallas and specialises in consumer finance, mainly cars, in the non-prime segment.

On December 31, 2011, Santander Consumer USA Inc. (SCUSA) increased its capital and gave entry to new shareholders. This reduced Grupo Santander’s stake from 91.5% to around 65%. The Group also signed with these shareholders a contract of partners under which, among other things, they were given representation in the board of SCUSA and a voting system was established so that strategic, financial and operating and other significant decisions associated with the ordinary management of SCUSA are subject to the joint approval of Grupo Santander and said shareholders. As a result, SCUSA is subject to the joint control of all of them and the Group no longer consolidates the company. Instead its stake in it is recorded by the equity accounted method.

In order to be able to compare properly Santander US results with those of 2011, the results of SCUSA were restated on the basis of the equity accounted method (at 91.5%), which in the information published in 2011 was integrated in Santander Consumer Finance in Continental Europe.

Santander US posted an attributable profit of $314 million in the first quarter, 20.6% less than in the same period of 2011 impacted by the reduced stake in SCUSA as Sovereign Bank’s profits ($191 million) were 8.9% and 7.7% higher than the first and fourth quarters of 2011 respectively.

Economic environment

Sovereign conducted its activity in an environment of higher GDP growth but still marked by the weak housing sector and employment despite some recovery. In this environment, the Fed held its low interest rates and implemented other unconventional stimulus measures.

The fourth quarter figures show slight rises in loans to companies (+1% over the third quarter, including real estate) and in consumer loans (+2%) compared to flat year-on-year evolution. In deposits, the flow continued into those of the greatest availability (+4% over the third quarter) from time deposits (-3%).

Of note in auto finance was that car prices held up, reflecting the improvement in the demand for new and used cars. The better labour market figures and credit conditions suggest this upward trend will continue, which could mean greater competition with more aggressive lending policies.

Strategy

Sovereign Bank, with 722 branches, 2,304 ATMs and more than 1.7 million customer-households, is developing a business model focused on retail customers and companies. Its activity, close to $100 billion, is carried out in the northeast of the US, one of the country’s most prosperous areas, where it has significant market shares.

The conversion of Sovereign into a National Bank in January 2012 is an important milestone which, coupled with the unification process and the improvement in the IT platform already begun, will convert a mainly single product bank into a retail franchise with a full range of products, improving both the offer capacity as well as the penetration of customer segments.

These factors, along with rigorous control of risks and optimisation of cost structures, are the foundations of Sovereign Bank for generating consistent results in line with the targets set for 2012 in a low activity environment.

The strategy of Santander Consumer USA is to continue the origination, purchase and securitisation of credits for new and used car and work vehicles generated by dealers for customers with non-prime risk profiles.

SCUSA also developed a platform of direct credits to clients via the Internet (Roadloans.com) and a very efficient instant approval operation of portfolio servicing to other companies with prime to non-prime portfolios, whether in purchase operations or service for third parties.

Sovereign Bank

US$ Million

	Q1’12	Q1’11	Variation Amount	(%)

Gross income	745	746	(1)	(0.1)
Net operating income	385	422	(38)	(8.9)
Attributable profit to the Group	191	176	16	8.9

46	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Activity

Sovereign Bank, taking advantage of the new charter enabling it to expand, made progress in the first quarter in the development of new businesses and products.

Thus, it launched Sphere, Santander’s first credit card in the US. Placement of this card in the first two months of 2012 was five times higher than that of third party cards in the same period of 2011.

The new GBM teams were also integrated during the first quarter (around 100 people), which will continue to boost an activity that more than doubled customer revenues in the first quarter of 2012.

In the companies segment, the creation in the fourth quarter of 2011 of two new sectors (energy and technology), together with the experience in real estate, enabled the number of customers to keep on growing.

In the retail segment further steps were taken to develop the franchise by improving the branch network. The skills of employees were improved and new staff hired. Alternative channels such as ATMs, online banking and call centres, key elements for Sovereign Bank’s growth, were also developed.

Loans and funds increased. In dollars, total lending rose 3% over the end of 2011 and 5% year-on-year (7%, excluding the non-strategic portfolio). The improvement in the composition of the portfolio combined with strict risk management produced a further fall in the NPL ratio to 2.46% and an increase in coverage to 107%.

In funds, customer deposits rose in the first quarter (+6%), growth which was higher than that in lending. Compared to March 2011, the rise was 7%. The increase in deposits, together with the management of wholesale borrowings, reduced the cost of funding by 26 b.p. over the first quarter of 2011.

SCUSA registered in the first quarter a surge in new loans (+29% y-o-y), with improved spreads. This evolution coupled with the incorporation of a new portfolio at the end of 2011, produced 12% growth year-on-year in lending and reversed the downward trend of previous quarters.

Results

As a result of the change in the method for consolidating SCUSA, 2011’s results were restated by the equity accounted method (at 91.5%).

Attributable profit for Santander US was $314 million in the first quarter, (-20.6% year-on-year) due to the increase in the profit of Sovereign Bank (+8.9% to $191 million) and to the lower contribution of SCUSA (-44.1% to $123 million).

The evolution of Sovereign Bank is underpinned by more stable revenues and lower provisions resulting from greater credit quality.

Net interest income (-4.8% y-o-y), impacted by lower long-term interest rates and the reduction of the non-strategic portfolio remained unchanged compared to the fourth quarter. Fee income grew at a faster pace (+9.6% over the fourth quarter; -1.4% year-on-year) after absorbing significant regulatory impacts.

The 11.4% growth in expenses reflects the impact of investments in technology, the improvement in sales teams and the regulatory compliance, necessary to take advantage of the new status of a national bank. Net loan-loss provisions were 30.6% lower, thanks to the better quality of the lending portfolio, lower NPLs and higher coverage ratios.

The lower contribution of SCUSA in the quarter was due largely to two effects. On the one hand, the reduction in the Group’s stake to 65% at the end of 2011 (less $56 million). On the other, the release of provisions made in the first quarter of 2011 as a result of the better evolution of the portfolios previously acquired.

Excluding both effects, and in local criteria, SCUSA offered solid trends in the quarter: higher revenues from larger volumes (both from organic growth and acquisitions of portfolios), expenses in line with activity and lower provisions. Net profit increased 6% year-on-year, and was higher than all the quarters of 2011.

Activity % var. Mar’12-Mar’11 (excluding FX)	Net operating income EUR Million -17,8% (*) Excluding exchange rate impact: -21.2%	Attributable profit EUR Million -17.2% Q1’12-Q1’11 (*) Excluding exchange rate impact: -20.6%

FINANCIAL REPORT 2012 / JANUARY - MARCH	47

INFORMATION BY PRINCIPAL SEGMENTS

Corporate Activities

EUR Million

	Q1’12	Q1’11	Variation Amount	(%)

Income statement
Net interest income	(513)	(511)	(2)	0.3
Net fees	(13)	(4)	(9)	216.1
Gains (losses) on financial transactions	46	(74)	120	—
Dividends	14	4	10	242.8
Income from equity-accounted method	(16)	1	(17)	—
Other operating income/expenses (net)	31	28	3	9.1
Gross income	(452)	(556)	105	(18.8)
Operating expenses	(249)	(245)	(4)	1.6
General administrative expenses	(214)	(212)	(2)	0.9
Personnel	(78)	(88)	11	(12.0)
Other general administrative expenses	(136)	(124)	(13)	10.1
Depreciation and amortisation	(35)	(33)	(2)	6.5
Net operating income	(700)	(801)	101	(12.6)
Net loan-loss provisions	(15)	(69)	54	(78.8)
Other income	(117)	(187)	70	(37.2)
Profit before taxes	(832)	(1,056)	224	(21.2)
Tax on profit	56	222	(166)	(74.6)
Profit from continuing operations	(776)	(834)	59	(7.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(776)	(834)	59	(7.0)
Minority interests	(32)	0	(32)	—
Attributable profit to the Group	(744)	(835)	91	(10.9)

Balance sheet
Trading portfolio (w/o loans)	7,476	4,833	2,643	54.7
Available-for-sale financial assets	30,379	21,386	8,993	42.1
Investments	900	38	862	—
Goodwill	25,200	23,856	1,344	5.6
Liquidity lent to the Group	1,806	30,236	(28,429)	(94.0)
Capital assigned to Group areas	73,543	69,132	4,411	6.4
Other assets	102,191	74,185	28,006	37.8
Total assets/liabilities & shareholders’ equity	241,496	223,665	17,831	8.0
Customer deposits (1)	17,385	11,448	5,936	51.9
Marketable debt securities (1)	66,098	64,020	2,078	3.2
Subordinated debt (1)	5,505	10,000	(4,495)	(45.0)
Other liabilities	73,418	59,385	14,033	23.6
Group capital and reserves (2)	79,091	78,812	279	0.4
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	88,988	85,469	3,519	4.1

(1).-	Including all on-balance sheet balances for this item
(2).-	Not including profit of the year

48	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY PRINCIPAL SEGMENTS

Corporate Activities

The results were in line with those for the first quarter of 2011 because of the net between:

•	Positive effect of trading gains (from losses to profits) and the need for fewer provisions.

•	Negative impact of the reduced recovery of taxes (EUR 56 million against EUR 222 million in the first quarter of 2011).

The area made a loss of EUR 744 million compared to one of EUR 835 million in the same period of 2011, reflecting the combined centralised activities, on the basis of the criteria set out on page 24 of this report.

The financial management area carries out global balance sheet management functions, both for structural interest rate risk and liquidity risk (the latter through issues and securitisations), as well as the structural position of exchange rates.

•

Interest rate risk is actively managed by taking positions in the market. This management seeks to mitigate the impact of changes in interest rates on net interest income and the Bank’s value, and is carried out via bonds and derivatives of high credit quality, high liquidity and low consumption of capital.

•	The aim of structural liquidity management is to finance the Group’s recurrent activity in optimum maturity and cost conditions, while maintaining an appropriate profile by diversifying sources.

•

The exposure to exchange rate movements is also managed on a centralised basis. This management (dynamic) is carried out through financial derivatives for exchange rates, optimising at all times the cost of hedging.

In this sense, hedging of net investments in the shareholders’ equity of businesses abroad aims to neutralise the impact on them of converting to euros the balances of the main consolidated entities whose functional currency is not the euro. The Group’s policy considers it necessary to immunise the impact which, in situations of high volatility in the markets, sharp movements in exchange rates would have on these exposures of a permanent nature. The currently hedged investments are those in Brazil, the UK, Mexico, Chile and Poland, and the instruments used are spot contracts, FX forwards or tunnel options.

Meanwhile, exposures of a temporary nature (i.e. those regarding the results which the Group’s units will contribute over the next 12 months), when they are in currencies other than the euro, are also hedged on a centralised basis. These results, generated in the local currencies of the units, are hedged with exchange-rate derivatives. The objective is to establish the euros resulting from the exchange rate at the beginning of the year.

The impact of the hedging is registered in gains/losses on financial transactions and the hedging of results compensates, with an opposite sign, the greater or lesser value in euros from the contribution of businesses.

Separately from the financial management activities described here, it manages all capital and reserves and allocations of capital to each of the units as well as providing liquidity that some of the business units might need (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is the market rate (euribor or swap) plus the premium, which, in terms of liquidity, the Group supports due to the immobilisation of funds during the period of the operation.

Lastly, and more marginally, the equity stakes that the Group takes within its policy of optimising investments are reflected in Corporate Activities. Since 2009, this item has declined significantly.

The main developments were:

•

Net interest income was EUR 513 million negative compared to EUR 511 million also negative in the first quarter of 2011. This was largely due to the higher cost of credit of issues in wholesale markets, which was partially absorbed by the reduced recourse to these markets, (i.e. the lower volume effect).

•

Gains on financial transactions, which include those from centralised management of interest rate and currency risk of the parent bank as well as from equities, were EUR 46 million positive compared to EUR 74 million negative in the same period of 2011 due to the positive results from the disposal of a small financial stake in 2012 and the larger negative impact in 2011 of the exchange rate differences in the payment of dividends and portfolio valuations.

•	Operating expenses rose only 1.6% year-on-year as a result of the rise in general expenses and amortisations, while personnel expenses declined 12.0%.

•

Net loan-loss provisions were EUR 15 million compared to EUR 69 million in the first quarter of 2011. This line includes the normal provisions for the fixed-income portfolio (not public debt) which configure the ALCO strategies and which at the time of the purchases and sales produced small movements. Also recorded are those asymmetries in the process of internal consolidation between the various business areas included in the parent bank.

•

“Other income” was EUR 117 million negative compared to EUR 187 million also negative in 2011 and is mainly due to writedowns for foreclosures (properties and land), lower in 2012 because of the extraordinary ones made in the first quarter of 2011.

•	Lastly, the tax line reflects a recovery of EUR 56 million compared to EUR 222 million in the first quarter of 2011.

FINANCIAL REPORT 2012 / JANUARY - MARCH	49

INFORMATION BY SECONDARY SEGMENTS

Retail Banking

Net interest income grew 10.0% year-on-year and net fee income 6.1%, while basic revenues notched up a new quarterly record.

Gross income surpassed EUR 10,000 million in a quarter for the first time (+6.0% over the fourth quarter and 7.3% y-o-y).

Operating expenses rose 7.9% year-on-year, because of new business projects and the increase in installed capacity, and declined 1.7% over the fourth quarter.

Loan-loss provisions increased, partly due to the non-utilisation of generic provisions in the first quarter.

Net operating income after provisions declined 19.5% year-on-year, but was higher than in the third and fourth quarters (+5.7% over the fourth quarter of 2011).

Attributable profit was EUR 1,647 million, 24.7% lower than in the first quarter of 2011. This was largely due to the use of generic provisions in 2011 which did not occur in the first quarter of 2012. Profit was 4.9% higher than in the fourth quarter of 2011.

This segment generated 86% of the total gross income of the operating areas and 70% of attributable profit.

Compared to the first quarter of 2011, results were 1% negatively affected by the perimeter effect. This was due to the net between the positive impact of the incorporation of Bank Zachodni WBK in Poland and the SEB business in Germany and the negative effect of the operations of SCUSA and insurance in Latin America commented on in other parts of this report, and the higher minority interests. The impact of exchange rates was negligible.

Gross income increased 7.3% year-on-year to EUR 10,168 million, due to the rise in net interest income (+10%). Fee income rose 6.1%. Trading gains, on the other hand, were lower and income by the equity accounted method was down because of the US (entry of new partners into SCUSA).

Gross income in the first quarter was 6.0% higher than in the fourth quarter of 2011 as net interest income, fee income and also trading gains were higher.

Operating expenses rose 7.9% year-on-year, but were 1.7% lower than in the fourth quarter of 2011. Net operating income grew at rates of 6.9% and 12.5%, respectively.

Net loan-loss provisions increased 52.0% year-on-year and 19.3% in the quarter, in both cases with higher specific provisions. There was also an impact from the release in 2011 of generic provisions, which was not repeated in the first quarter of 2012.

Total lending increased 7% in the last 12 months and customer deposits including retail commercial paper in Spain and letras financeiras in Brazil rose 8%.

Income statement and business volumes secondary segments

EUR Million

	Operating business areas		Retail Banking		Global Wholesale banking		Asset Management and Insurance
	Q1’12	Var (%)	Q1’12	Var (%)	Q1’12	Var (%)	Q1’12	Var (%)

Income statement
Net interest income	8,334	9.9	7,693	10.0	612	9.1	30	(5.4)
Net fees	2,635	4.5	2,221	6.1	319	(2.5)	96	(6.6)
Gains (losses) on financial transactions	751	1.8	309	(6.7)	440	8.7	1	49.8
Other operating income (1)	85	(55.7)	(55)	—	38	29.8	102	(6.0)
Gross income	11,806	7.0	10,168	7.3	1,409	6.6	229	(6.0)
Operating expenses	(4,825)	7.5	(4,342)	7.9	(407)	5.3	(77)	(0.5)
General administrative expenses	(4,335)	8.0	(3,897)	8.4	(370)	5.4	(68)	(1.0)
Personnel	(2,560)	7.3	(2,279)	7.9	(242)	4.4	(39)	(8.5)
Other general administrative expenses	(1,775)	9.0	(1,618)	9.1	(128)	7.3	(29)	10.8
Depreciation and amortisation	(490)	3.9	(445)	3.9	(36)	4.4	(9)	3.6
Net operating income	6,980	6.6	5,827	6.9	1,002	7.1	152	(8.6)
Net loan-loss provisions	(3,112)	55.9	(3,059)	52.0	(54)	—	(0)	—
Other income	(491)	20.9	(453)	19.3	(33)	64.6	(5)	(18.8)
Profit before taxes	3,377	(18.6)	2,315	(24.3)	916	(1.7)	146	(8.1)
Tax on profit	(773)	(21.2)	(477)	(32.5)	(256)	6.6	(40)	16.4
Profit from continuing operations	2,604	(17.8)	1,838	(21.8)	660	(4.6)	106	(14.8)
Net profit from discontinued operations	1	—	1	—	—	—	—	—
Consolidated profit	2,605	(17.6)	1,839	(21.6)	660	(4.6)	106	(14.8)
Minority interests	258	18.1	192	21.3	57	4.3	9	68.2
Attributable profit to the Group	2,348	(20.2)	1,647	(24.7)	602	(5.3)	98	(18.4)

Business volumes
Total assets	1,193,976	4.9	879,077	5.9	288,486	5.2	26,412	(21.0)
Customer loans	744,164	6.9	670,702	6.9	73,031	7.3	431	(8.7)
Customer deposits	625,401	2.6	542,022	5.7	77,289	(15.8)	6,091	31.4

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

50	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY SECONDARY SEGMENTS

Retail Banking. Income statement

EUR Million

	Gross income		Net operating income		Attributable profit to the Group
	Q1’12	Var (%)	Q1’12	Var (%)	Q1’12	Var (%)

Continental Europe	3,019	13.0	1,656	15.7	371	(38.3)
o/w: Spain	1,837	5.5	1,006	12.4	115	(68.3)
Portugal	263	17.2	146	41.2	3	(93.9)
United Kingdom	1,164	(15.5)	555	(28.3)	201	(50.7)
Latin America	5,361	13.4	3,260	17.0	847	(5.2)
o/w: Brazil	3,812	13.1	2,394	18.1	400	(16.8)
Mexico	558	7.0	335	4.2	230	11.9
Chile	489	14.5	299	17.6	99	(8.4)
USA	625	(10.3)	356	(22.3)	229	(19.5)
Total Retail Banking	10,168	7.3	5,827	6.9	1,647	(24.7)

The net operating income of Retail Banking in Continental Europe was 15.7% higher than in the first quarter of 2011, benefiting from the incorporation of Bank Zachodni WBK in Poland and SEB’s business in Germany but also reflecting a negative impact of close to EUR 400 million from the release of generic provisions in 2011. Attributable profit was 38.3% lower year-on-year.

Compared to the fourth quarter of 2011, when the impact of the generic provisions was much lower, attributable profit in the first quarter of 2012 was clearly higher.

Attributable profit in the UK was 51.8% lower in sterling, mainly due to lower revenues, hard hit by the higher cost of funding, low interest rates and higher provisions.

Retail banking in Latin America performed the best: revenue growth (+13.4%) and costs decelerated (-1.8% in the first quarter). Net operating income was 17.0% higher year-on-year and 18.3% over the fourth quarter.

Profit before tax declined 2.4% year-on-year but it rose 3.4% in the quarter. Minority interests were higher due to lower equity stakes and reduced attributable profit by 5.2% year-on-year, although it was higher than in the second, third and fourth quarters of 2011.

Retail banking results in the US were conditioned by the lower amount recorded by the equity accounted method, reflecting the reduced stake in SCUSA.

Global Private Banking includes institutions that specialise in financial advice and asset management for high-net-worth clients (Banco Banif in Spain, Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.

The division, backed by Santander’s size, strength and international presence, increases the value of the relationship of each customer with the Group.

The drivers are: more than 1,700 qualified professionals, which enables customers to have their own account manager to cover all their needs; more than 80 offices in nine countries in three continents, a full range of products and services and business intelligence systems that facilitate anticipation of customers’ demands.

Attributable profit

EUR Million

-24.7% Q1’12’-Q1’11

2012 is the year for consolidating the Santander Private Banking Model, the commercial sales processes and customer relationship, training professionals, homogenizing investment strategies, discretionary management and the range of products. The IT platforms for managing customers are already operating in Spain, Italy and Mexico, and are in the process of being implemented in Brazil and Chile. The platforms will cover all units eventually.

Despite the instability in the euro zone, particularly in Spain and Portugal, total assets under management were 2% higher than at the end of 2011. Of note was the growth in Italy, Santander Private Banking International, Banif in Spain, Brazil and Mexico, the result of more efficient management. The volume managed at the end of March was EUR 90,000 million.

Attributable profit was EUR 49 million (EUR 44 million in the first quarter of 2011). The growth in gross income, despite the increased cost of funds, and control of costs produced a 27.0% rise in net operating income, which was mainly absorbed by the reduced release of generic provisions and higher minority interests.

In the first quarter of 2012, Santander received the 2012 Euromoney award for the best private banking in Spain, Portugal and Latin America.

FINANCIAL REPORT 2012 / JANUARY - MARCH	51

INFORMATION BY SECONDARY SEGMENTS

Global Wholesale Banking

Recovery in revenues due to solid ones from clients (86% of the total) and improved markets.

Strict management of costs to maintain an efficiency ratio that is a benchmark for the sector.

Growth in net operating income in the first quarter (+63.1%) and 7.1% year-on-year.

Larger provisions affect the year-on-year profit comparison.

Rigorous management of risk, liquidity and capital.

Santander Global Banking & Markets (SGB&M) posted an attributable profit of EUR 602 million in the first quarter, 5.3% lower than in the same period of 2011 but 51.7% more than in the fourth quarter. This area contributed 12% of gross income and 26% of attributable profit.

Strategy

Santander Global Banking & Markets is maintaining in 2012 the main drivers of its business model: client-centred, global reach of the division and interconnection with local units.

At the strategic level, the area focuses on strengthening the results of its client franchise while maintaining special attention on risk management and improving the Group’s capital and liquidity positions, particularly in those countries where wholesale funding is more scant and costly.

SGB&M continued to accompany the Group in its international development in Poland and the northeast of the US in order to capture the revenue synergies derived from the new units and manage the commercial flows of current and potential clients where the Group has strong commercial units.

It also continued to invest in operational capacities and distribution of basic treasury products, with a particular focus on forex and fixed income businesses. The generation of recurring revenues and strict management of the costs base enabled the area to absorb these investments and produce an efficiency ratio of 28.9% that remains a reference for Santander’s peers.

Results and activity

The main development in the first quarter was the recovery of revenues (trading gains and fee income), which together with lower costs (-0.9%) absorbed the higher provisions and produced a jump in attributable profit over the three previous quarters (+51.7% over the fourth quarter).

Gross income was 6.6%, higher than all quarters of 2011. Growth was spurred by the recovery in net interest income (+9.1%) and in trading gains (+8.7%), as fee income, though recovering, was still lower than at the beginning of 2011 (-2.5%).

Expenses, although they increased year-on-year (+5.3% y-o-y), were lower than in the three preceding quarters. Net operating income was 7.1% higher than in the first quarter of 2011 at EUR 1,002 million, making it the third highest quarter of the last 12.

Higher provisions year-on-year very impacted by releases in the first quarter of 2011. These provisions reduced attributable profit by 5.3% year-on-year.

The results continued to be supported by solid and diversified client revenues (86% of total gross income and notably stable and strong). Client revenues rose 7.9% year-on-year, with a better relative evolution of those generated within the global customer relationship model (+4.9%), which give the area a considerable degree of stability.

All countries contributed to the growth in client revenues: Continental Europe (+3%), because of the recovery in Spain (+4%), the UK (+24%), Latin America (+2%, with Brazil up 7% and Mexico and Chile weaker) and a strong rise in the US from a small base (more than doubled). The US unit is undergoing a process of growth in Sovereign Bank in order to attain its natural market share in corporate business.

The performance of the business areas and their contribution to revenue generation was as follows:

Global Transaction Banking

This area, which includes Cash Management, Trade Finance, Basic Financing and Custody, increased its client revenues 13% year-on-year in an environment of spreads adjustment.

Cash Management revenues grew 32%, due to the efforts made to capture transactional volumes and the increase in commercial finance. Of note were Spain, Brazil and Argentina with growth of more than 25%.

Trade Finance’s client revenues increased 16% year-on-year as a result of the Group’s solid position in natural markets. Mexico, the UK and the US performed the best. The latter two from low volumes.

Basic Financing’s trends remained similar to those in 2011: greater disintermediation and containment of risk assets, partly offset by active management of spreads. All of this produced a decline in client revenues of 2%, very concentrated in Brazil and in Chile.

Lastly, custody and settlement recorded stable client revenues compared to 2011.

Attributable profit

EUR Million

-5.3% Q1’12-Q1’11

52	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY SECONDARY SEGMENTS

Corporate Finance

This area (including mergers and acquisitions and equity capital markets) reduced client revenues by 52% year-on-year.

In M&A, Santander participated in the sale of a minority stake in Thames Water Utilities Limited to the sovereign fund China Investment Corporation (CIC), in providing advice to the Companhia Siderúrgica Nacional de Brasil (CSN) over acquiring the German steel producer Stahlwerk Thüringen GmbH of Grupo Alfonso Gallardo and advice on the merger between Antena 3 TV and La Sexta.

In Equity Capital Markets, Santander had a significant role in Unicredito’s capital increase and in placing 7.5% of Amadeus on behalf of Air France.

Credit Markets

Credit Markets, which include origination and distribution of corporate loans or structured finance, bond origination and securitisation teams and asset and capital structuring, boosted its client revenue 18% year-on-year. All areas contributed except for Europe (-6%): the UK (+85%); Latin America (+26%), with Brazil up 44%, and the US where Sovereign Bank doubled its gross income.

In loans, Santander maintained its reference position in Europe and Latin America. In Europe, there was a greater focus on refinancing operations as M&A activity was scant. In Latin America, we participated in financing Grupo Cencosud’s acquisition of Prezunic in Brazil and in the $700 million loan to Ternium to buy 27.7% of Usiminas.

In Project Finance, Santander was also the global reference. Of note was its presence in the operation of Arlington Valley Solar Energy II (a 127 MW photovoltaic park in Arizona) where together with Prudential it led and executed an innovative financing structure with two debt tranches (one for banks and the other institutional).

In bonds, the evolution of primary markets in Europe and Latin America was very good. Of note in Europe was the 78% increase in revenues in the corporate segment and the significant rise in the league tables (from 12th to 6th position). In Latin America, Santander continued to consolidate its activity and that of its client franchise, enabling it to participate in the main operations in the last few years (e.g. the Petrobras bond).

Asset and Capital Structuring focused on increasing the portfolio of clients in Europe, Latin America and the US and consolidating the positions attained in 2011.

Rates

This area, which covers fixed income and FX, increased client revenues 49% over the fourth quarter of 2011 thanks to the good evolution of sales and, above all, management of books in a better market environment. In the year-on-year comparison, the growth in revenues was 1%.

Fixed Income (trading activity and hedging of interest rates and inflation by wholesale clients and clients of commercial banks) reduced its revenues (-7% year-on-year). Sharp increase in Latin America (+12%; Brazil +25%) and the UK (+32%) offset by declines in Spain (-23%) which compares with a record quarter of 2011.

In FX (trading activities and hedging of exchange rates and short-term money markets for the Group’s wholesale and retail clients) client revenues rose 27%, backed by Spain (+50%) and the UK (+37%). Of note was the good evolution of short-term money markets in Europe, the good performance of the corporate segment in main geographic areas and management of books in Latin America.

Equities

Global Equities (activities related to the equity markets) increased its client revenues (+8% year-on-year), following the sharp recovery over the fourth quarter (revenues more than doubled).

The better quarter-on-quarter performance was due to the pick up in the primary market, the recovery of volumes brokered and risk management in derivatives books. Most sub segments, however, declined in year-on-year terms.

Leadership in Latin America and Spain enabled Santander to participate in the main primary market operations in the first quarter, while constructing a pipeline that will be gradually executed if current market conditions hold. Of note in the secondary market was the improvement in retail segment revenues over the first quarter of 2011 which, however, did not offset the fall in institutional revenues.

In investment and hedging solutions, the lower levels of business impacted revenues because of the sales of OTC derivatives. The improvement in management of books is beginning to offset the lower sales. Revenues in the first quarter were higher than the quarterly average in 2011.

Lastly, Santander’s noteworthy activity in the main derivative markets listed in the world, which continued to register double-digit growth in revenues over the first quarter of 2011.

Gross income performance EUR Million	Gross income breakdown EUR Million

FINANCIAL REPORT 2012 / JANUARY - MARCH	53

INFORMATION BY SECONDARY SEGMENTS

Asset Management and Insurance

Year-on-year comparisons impacted by the sale of Latin American insurance companies.

Solid gross income (including that paid to the networks) which was 15% higher than in the fourth quarter of 2011 and accounted for 9% of the operating areas’ total.

Asset management: weak evolution in an environment of growing competition for savings.

Insurance: revenues and results return to the levels of before the materialisation of the global agreement with Zurich.

Attributable profit was 18.4% lower year-on-year at EUR 98 million (4% of the operating areas’ total) and 1.1% more than the fourth quarter.

Excluding the impact of the sale of 51% of the Latin American insurers to Zurich, under the global agreement reached during the fourth quarter of 2011 and which meant recording the contribution of these companies by the equity accounted method, attributable profit would have been 8.4% higher.

Results

Gross income declined 6.0%, net operating income dropped 8.6% and operating expenses were flat (-0.5% y-o-y). Higher tax rate and minority interests resulted in attributable profit 18.4% lower. These results include an impact of EUR 32 million negative from lower revenues by the equity accounted method after the reduction in the equity stakes in insurers. Deducting that effect, gross income was 7.2% higher, net operating income rose 10.8% and attributable profit 8.4%.

The area’s total revenues contributed to the Group including those recorded by the distribution networks amounted to EUR 1,070 million, 1.1% less than in the first quarter of 2011 but 14.9% more than in the fourth quarter. The total results for the Group (profit before tax plus fees paid to the networks) was EUR 988 million (-1.1% y-o-y and +18.0% over the fourth quarter).

Asset management

Santander Asset Management continued to advance in developing a global business model based on management capacities at the Group level and the strength and knowledge of the market by local managers.

Of note was consolidation of the multimanager team for managing funds of funds, fully operational since 2011, which is the reference at Group level in asset management for all our networks. A similar process is underway with the global management teams for Latin American mandates, which since the end of 2011 have begun to manage retail as well institutional clients. Lastly, the first steps were also taken in global European mandates, as the next phase in developing the institutional segment in Santander Asset Management.

Attributable profit was EUR 17 million (-6.6%) and the total results for the Group (profit before tax plus fees paid to the networks) was stable at EUR 261 million, 0.2% less than in the first quarter of 2011 and 1.1% more than in the fourth quarter. This evolution had a positive impact on the recovery of customer volumes at the beginning of the year and reversed the downward trend. Total revenues amounted to EUR 310 million (-1.0% over the first quarter of 2011 and +3.5% over the fourth quarter).

The total volume of managed funds was EUR 143,370 million, 3% more than at the end of 2011. The growing competition from other forms of saving was offset by improvement in the markets and the new institutional mandates, such as the one in Germany for corporate fixed income.

Of the total volume managed, EUR 115,700 million were mutual funds and pension funds, EUR 7,700 million client portfolios other than mutual funds and institutional mandates and lastly, around EUR 20,000 million of management mandates on behalf of other units of the Group.

The main developments by units and countries were as follows:

•

In traditional management of assets, the Group manages over EUR 139,000 million, of which almost EUR 114,000 are funds, investment companies and pension plans (-6% over March 2011 and +3% over December). More than 90% of the total is concentrated in four large markets (Brazil, the UK, Spain and Mexico).

Attributable profit EUR Million -18.4% Q1’12-Q1’11	Total Group revenues EUR Million

54	JANUARY - MARCH / FINANCIAL REPORT 2012

INFORMATION BY SECONDARY SEGMENTS

Brazil registered an increase of 3% year-on-year in its managed assets in local currency to EUR 49,000 million. The weakness in retail funds (-2% y-o-y) was offset by growth in institutional mandates (+11%), both from third parties and from the Group.

The UK’s managed funds rose to EUR 23,000 million. Growth in retail funds was stronger (+4% y-o-y in sterling), backed by the strong acceptance of funds of multimanager funds. The multimanager team in the UK received the award for Best Manager of the Year from Investment Week in the category of funds of funds. Institutional funds remained stable. Institutional mandates remained stable.

In Spain, the funds industry began the year with net reimbursements. In this context, Santander Asset Management, the market leader (16.0% market share according to Inverco) focused on balanced and guaranteed funds which were well received. Funds under traditional management in Spain, including pension plans and mandates, amounted to EUR 36,000 million (-12% y-o-y).

Mexico continued to launch new balanced and guaranteed funds, which incr–Greater stability in alternative funds after the restructuring in previous years, and in the venture capital segment, which is aimed at institutional clients who invest long term in unlisted companies eased by 3% the volume managed in pesos to more than EUR 10,500 million.

In the rest of markets (all in local currency), volumes recovered in Chile and Poland, although they still registered year-on-year declines (-1% and –20% respectively), because of the greater shift into deposits and, above all, in Portugal where the big shift into deposits and the impact of the markets accelerated the fall in mutual and pension funds (-41%). Mutual funds in Argentina and Puerto Rico rose 48% and 15% respectively.

•

In non-traditional management (real estate, alternative management and venture capital funds), Santander Asset Management continued to adjust its activity to the scant demand for these products. Managed funds amounted to around EUR 4,000 million.

Greater stability in alternative funds after the restructuring in previous years, and in the venture capital segment, which is aimed at institutional clients who invest long term in unlisted companies.

Insurance

Santander Insurance continued to construct its global business model by launching units and businesses that respond to the needs of local networks and their clients. The model has a low risk profile and is highly efficient in its operations.

Santander Insurance posted an attributable profit in the first quarter of EUR 81 million, 20.5% less than in the same period of 2011 and impacted by the sale of 51% of the insurers which reduced their contribution by the equity accounted method by EUR 32 million. Eliminating this effect, profit was 11.1% higher year-on-year.

Insurance business generated for the Group total revenues (including fee income paid to the commercial networks) of EUR 760 million in the first quarter (-1.2% y-o-y) because of the aforementioned sale, but 4.7% above the quarterly average in 2011. The total results for the Group (income before taxes of insurers and brokers plus fee income received by the networks) amounted to EUR 727 million (-1.4% y-o-y and 5.6% more than the 2011 average).

Continental Europe maintained its total results (+0.9% y-o-y), offsetting the fall in Spain with greater contributions from other units. Excluding consumer business, Spain declined 3.0% but was 6.7% above the 2011 average. Portugal recovered (+10.9% y-o-y), basically due to savings-investment products, while Poland (BZ WBK) gathered pace (+35.6% above the 2011 average), from a low base and centred on loan protection products.

Santander Consumer Finance’s evolution was weaker, partly due to lower car sales (-8%). Its total results were down 2.3% year-on-year.

The UK’s total results rose 4.1% in sterling while adjusting its range of products to clients’ needs.

Latin America reduced its total results 1.8% year-on-year in local currency because of the impact of the sale of the insurers. Eliminating this effect, it was 6.4% higher. The productivity of the banking networks in placing protection products and intensive use of alternative channels enabled business and results to keep on growing.

Excluding the impact of the sales, Brazil’s was 3.0% higher in local currency and 11.7% above the 2011 quarterly average. In local currency, Mexico’s was up 17.9% and Chile’s was 8.3% lower due to reduced placement of protection products, both in local currency.

The US increased gross fee income 2.2% in dollars due to the placement of insurance products with third parties.

Asset Management and Insurance. Income statement

EUR Million

	Gross income		Net operating income		Attributable profit to the Group
	Q1’12	Var (%)	Q1’12	Var (%)	Q1’12	Var (%)

Mutual funds	71	(7.9)	27	(10.9)	14	(12.6)
Pension funds	6	16.1	4	46.6	3	49.5
Insurance	152	(5.8)	121	(9.0)	81	(20.5)
Total Asset Management and Insurance	229	(6.0)	152	(8.6)	98	(18.4)

FINANCIAL REPORT 2012 / JANUARY - MARCH	55

CORPORATE GOVERNANCE

Corporate Governance

The annual general meeting was held on March 30 and was attended by 343,801 shareholders (present or represented) with 4,980,852,134 shares, thereby meeting the quorum with 54.874% of the Bank’s capital stock.

The average percentage of “yes” votes that approved the proposals submitted to the Board was 93.120%.

The agenda had 13 items covering 28 agreements. The large number of proposals was in response to the practice, recommended by the Unified Code and adopted by the Bank, of voting separately on those issues that are substantially independent of one another.

Of note among the agreements adopted was the appointment of the new director, Esther Giménez-Salinas i Colomer, the ratification and re-election of Vittorio Corbo Lioi, named last July to cover the vacancy left by the death of Ángel Rojo Duque, and the re-election of Emilio Botín-Sanz de Sautuola y García de los Ríos, Juan Rodríguez Inciarte, Matías Rodríguez Inciarte and Manuel Soto Serrano. Following the changes in the By-laws approved at the AGM in June 2011, one third of the board is renewed every year.

Esther Giménez-Salinas i Colomer is an independent director and her appointment increases to 18.8% the female presence in the board. The ratification and re-election of Vittorio Corbo Lioi reflects the interest in incorporating to the board a member from a region where the Group has a substantial part of its business. At the same time, the number of directors was reduced from 20 to 16.

As a result of these appointment and re-election agreements, which were proposed and approved for a period of three years, the board now has 16 members, five of whom are executive directors and 11 non-executive. Of the 11 non-executive directors, eight are independent, one proprietary and two, in the board’s opinion, are neither independent nor proprietary.

In order to foster the informed participation of shareholders in meetings, on February 28 all the proposed agreements were published on the Group’s website (www.gruposantander.com), as well as the 2011 annual report and the reports of the auditing and compliance and appointments and remuneration committees. These reports set out the main activities of the board and of its committees in 2011, including detailed information on the rules and procedures upon which the Bank’s corporate governance model is based.

Lastly, as stipulated in the By-laws, the report on the remuneration policy for directors was made available to shareholders on February 28 and submitted to a non-binding vote at the AGM as a separate point on the agenda. The percentage of votes in favour of this report was 88.371%.

56	JANUARY - MARCH / FINANCIAL REPORT 2012

SIGNIFICANT EVENT IN THE QUARTER AND SUBSEQUENT ONES

Significant event in the quarter and subsequent ones

Banco Santander and KBC Bank agreed the merger of Bank Zachodni WBK and Kredyt Bank in Poland.

Banco Santander and KBC Bank reached an investment agreement to combine their Polish banking subsidiaries, Bank Zachodni WBK and Kredyt Bank.

Bank Zachodni WBK and Kredyt Bank, with the support of their parent companies, Santander and KBC, also entered in a cooperation agreement with a view to their merger.

•	Description of the transaction and key terms

The transaction will entail a share capital increase in Bank Zachodni WBK whose new shares will be offered and rendered to KBC and the other shareholders of Kredyt Bank in exchange for their shares in Kredyt Bank.

Under the agreements, and subject to independent evaluation and final agreement by Bank Zachodni WBK and Kredyt Bank, as well as to obtaining regulatory approval from the Polish Financial Supervision Authority and relevant competition clearance, Bank Zachodni WBK will merge with Kredyt Bank at the ratio of 6.96 Bank Zachodni WBK shares for every 100 Kredyt Bank shares. At current market prices, the transaction values Kredyt Bank at PLN 15.75 a share and Bank Zachodni WBK at PLN 226.4 a share. The combined bank’s total pro-forma value will be PLN 20.8 billion (EUR 5 billion).

Both Bank Zachodni WMK and Kredyt Bank are listed on the Warsaw Stock Exchange. The merged bank will continue to be listed on this exchange.

Following the merger, Santander will hold approximately 76.5% of the merged bank and KBC around 16.4%. The rest will be held by other minority shareholders.

Banco Santander has committed to help KBC lower its stake in the merged bank from 16.4% to below 10% immediately after the merger. For this purpose, Santander will seek to place a stake with investors. In this regard, Santander has also committed to acquire up to 5% of the merged bank to assist KBC. Furthermore, KBC intends to divest its remaining stake, with a view to maximizing its value.

•	Strategic rationale

With this transaction, Santander will increase its presence in Poland, one of its 10 core markets. The proposed merger will consolidate the merged bank’s position as Poland’s third largest bank by all measures, with a market share of 9.6% in deposits, 8.0% in loans and 12.9% in branches. The resulting entity will also be the third largest bank by revenues and profit, with 3.5 million customers, significantly closing the gap with the leaders. Including the Santander Consumer Finance business, the Group’s total market share in Poland will amount to around 10%.

The merger will produce business synergies in addition to those already announced following the acquisition of Bank Zachodni WBK by Banco Santander.

Santander estimates the impact of this transaction on its Group core capital ratio under Basel II criteria will be between 0 and 5 basis points.

Dividends

The AGM held on March 30 approved a remuneration of EUR 0.22 per share under the Santander Dividendo Elección programme (scrip dividend), at the date when the final dividend is usually paid (May).

Shareholders can opt to receive the amount equivalent to the fourth dividend in cash or in shares. Each shareholder received a free allotment right of new shares for each share they hold. Shareholders can sell the rights to the Bank at a set price (EUR 0.22 per right), to the stock market between April 13 and 27 at the market price or receive new shares in the proportion of one new share for every 24 rights, in the last two cases without withholding tax.*

In order to accommodate the last category, a rights issue was carried out for a maximum of EUR 189,101,112.50, represented by 378,202,225 shares. The number of new shares issued and thus the amount of the capital increase will depend on the number of shareholders who opt to sell their free allotment rights to the Bank at a set price.

On May 3 shareholders are expected to receive the amount in cash if they have sold the rights to the Bank and on May 9 the new shares for those who chose this option.

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed.

Anticipated conversion of Valores Santander

Banco Santander informs that the Ordinary General Shareholders’ Meeting held on March 30 resolved to grant the holders of Valores Santader an option to convert their securities on four occasions before October 4, 2012, the mandatory conversion date for the Valores Santander outstanding. Specifically, the holders of Valores Santander who so wish may request their conversion within the fifteen calendar days prior to each of June 4, July 4, August 4 and September 4, 2012.

Those who opt for the voluntary conversion will receive the number of new shares of Banco Santander that results from the conversion ratio then prevailing pursuant to the prospectus of the issuance (currently, 365.764447695684 shares for each Valor Santander resulting from dividing the nominal value of each Valor Santander (EUR 5,000) by the reference price (EUR 13.67), as communicated in the relevant fact announcement of last February 6). In addition, they will receive, subject to the same cancellation events provided in the prospectus, the remuneration corresponding to their Valores Santander accrued until the voluntary conversion date in which they request such conversion (this is, the 4th of the relevant month).

Without prejudice to such conversion option, the terms and conditions of the issuance remain unchanged. As a result, the holders of Valores Santander who do not opt for the voluntary conversion in any of the conversion windows will maintain the rights of their securities, which will necessarily convert into new shares of Santander next October 4th pursuant to the terms of the prospectus.

Santander Emisora 150, S.A.U., issuer of the Valores Santander, has also passed the necessary resolution to grant the voluntary conversion options described above.

FINANCIAL REPORT 2012 / JANUARY - MARCH	57

CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility

Grupo Santander continued in the first quarter of 2012 to develop new initiatives within its commitment to corporate social responsibility. The main ones were:

Santander Universities

Under the framework of support for higher education, Banco Santander has signed close to 1,000 cooperation agreements in 17 countries. In line with the international expansion of Santander Universities, Bank Zachodni WBK, Santander’s subsidiary in Poland, signed four cooperation agreements with some of Poland’s main universities.

The agreement with the University of Warsaw, the largest and most important, will enable this institution to strengthen its education offer with new scholarship programmes, international R&D projects and work experience in Banco Santander for the best students.

The agreements signed with three of the main universities in Wroclaw, where the Bank has its headquarters in Poland, will enable ambitious research and educational projects to be launched throughout the country.

In the UK, the Bank renewed its agreement with the University of Surrey to grant scholarships to graduates and postgraduates and travel grants for university students. In the United States, two new agreements were made with Baruch College (New York) and the College of the Holy Cross in Worcester (Massachusetts) to support business training and foster international academic exchanges.

Lastly, Mr. Emilio Botín, the chairman of Banco Santander, and Mr. José Manuel Blecua, chairman of the Royal Spanish Academy, renewed the cooperation agreement to digitize the Academy’s archives. This will facilitate access by more users to the archives and improve the consultation process.

Social and cultural actions

In line with the Bank’s interest in encouraging employees to participate in voluntary activities, the “Voluntarios Santander Comprometidos“ programme was increased by incorporating the NGOs Aldeas Infantiles, the Spanish Association against Cancer, the Red Cross and Entreculturas. This expansion will enable retail banking employees in Spain to take part in a large range of activities via www.voluntariosantander.com.

In the sphere of microcredit’s, Banco Santander Brazil and the “Organización Social Alianza Emprendedora” launched the Parceiras em Ação programme, in order to finance projects carried out by women. Every two years, five projects are chosen and receive funds (up to BRL 40,000 or EUR 17,400) and advice on developing their businesses. The Bank will spread the word about the products and services of these new micro companies.

In Chile, Banco Santander subscribed an alliance with the Integra Foundation, one of the main promoters of primary education in the country, to take mobile schools to rural zones whose location makes it difficult to install permanent schools.

Lastly, Banco Santander in Spain adhered to the Code of Good Practices for the viable restructuring of debts with mortgage guarantee on the usual residence, approved by the government on March 9 to avoid the social problems from evictions. This code sets out a framework for restructuring the mortgages of those families in a dire economic situation who cannot meet their mortgage payments.

The environment and climate change

Banco Santander continued to make progress in its commitment to the environment. In February it launched its environmental footprint portal, an online internal space that gathers the Group’s environmental information by countries and years and regularly updates it. The portal also has news on the environment, the best practices of the countries where the Group operates, the Group’s social and environmental policy, a glossary of terms and a section where employees can calculate the CO2 emissions from its daily activity.

In Portugal, Banco Santander launched significant initiatives to reduce inputs and emissions in its installations. They included detectors to control lighting in branches. These measures improve energy efficiency, in line with the 2011-2013 corporate plan.

Banco Santander’s headquarters in the UK received the ISO 14.001 environmental certification, which guarantees good environmental management in various aspects such as responsible consumption of energy, water, paper and waste recycling practices.

Banco Santander Foundation

The foundation presented in the art centre at Grupo Santander City an exhibition of paintings belonging to the Rubell Family Collection, one of the largest private collections of contemporary art in the world.

Among the 68 paintings in display are those by Andy Warhol, John Baldessari, Elizabeth Peyton, Hernan Bass, Takashi Murakami, Neo Rauch, Francesco Clemente, Kaari Upson, Keith Harina, Adam McEwen and Cecily Brown.

Other developments

Banco Santander published in February its 2011 annual report, auditor’s report and financial statements and the reports of the auditing and compliance and appointments and remuneration committees.

The publication of the annual report is highlighted every year as an example of transparency by socially responsible investment indices, such as the DJSI, or by specialized finance magazines, such as Institutional Investor, and attains leading positions in transparency rankings.

In March, the Sustainability Report was published, which sets out the Bank’s strategy and main actions in this sphere. In 2011, Banco Santander invested EUR 170 million in corporate social responsibility projects.

Lastly, one of the main international conferences on socially responsible investment was held in Paris in March, For the third year running the Bank participated on meetings with analysts and investors to explain the Group’s sustainability strategy and the latest advances which make Banco Santander one of the benchmark institutions in this sphere.

58	JANUARY - MARCH / FINANCIAL REPORT 2012

Investor Relations
Ciudad Grupo Santander
Edificio Pereda. 1st floor
Avda de Cantabria. s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12, Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria. s/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

Key consolidated data

			Variation
	Q1 ’12	Q1 ’11	Amount	%	2011
Balance sheet (EUR million)
Total assets	1,283,349	1,208,563	74,786	6.2	1,251,525
Net customer loans	746,382	713,871	32,511	4.6	750,100
Customer deposits	642,786	620,774	22,013	3.5	632,533
Customer funds under management	1,007,804	984,668	23,136	2.3	984,353
Shareholders’ equity (1)	80,695	77,590	3,105	4.0	80,629
Total managed funds	1,418,528	1,350,922	67,606	5.0	1,382,980

Income statement (EUR million)
Net interest income	7,821	7,075	746	10.6	29,110
Gross income	11,354	10,482	872	8.3	42,754
Pre-provision profit	6,280	5,750	530	9.2	23,195
Profit from continuing operations	1,829	2,332	(504)	(21.6)	7,812
Attributable profit to the Group	1,604	2,108	(504)	(23.9)	5,351

EPS, profitability and efficiency (%)
EPS (euro)	0.17	0.24	(0.07)	(28.5)	0.60
Diluted EPS (euro)	0.17	0.24	(0.07)	(28.5)	0.60
ROE	8.13	11.37			7.14
ROTE	11.99	16.90			10.81
ROA	0.57	0.77			0.50
RoRWA	1.28	1.58			1.06
Efficiency ratio (with amortisations)	44.7	45.1			45.7

BIS II ratios and NPL ratios (%)
Core capital	10.10	9.66			10.02
Tier I	11.05	10.93			11.01
BIS II ratio	13.50	13.74			13.56
NPL ratio	3.98	3.61			3.89
NPL coverage	62	71			61

Market capitalisation and shares
Shares (2) (millions at period-end)	9,077	8,440	637	7.5	8,909
Share price (euros)	5.770	8.192	(2.422)	(29.6)	5.870
Market capitalisation (EUR million)	52,373	69,143	(16,769)	(24.3)	50,290
Book value (1) (euro)	8.45	8.72			8.62
Price / Book value (X)	0.68	0.94			0.68
P/E ratio (X)	8.47	8.60			9.75

Other data
Number of shareholders	3,269,996	3,149,422	120,574	3.8	3,293,537
Number of employees	189,613	177,648	11,965	6.7	189,766
Continental Europe	58,506	49,702	8,804	17.7	58,864
o/w: Spain	31,809	32,192	(383)	(1.2)	31,889
United Kingdom	27,381	26,902	479	1.8	27,505
Latin America	92,244	89,866	2,378	2.6	91,913
USA	9,151	8,928	223	2.5	9,187
Corporate Activities	2,331	2,250	81	3.6	2,297
Number of branches	14,696	14,179	517	3.6	14,756
Continental Europe	6,558	6,151	407	6.6	6,608
o/w: Spain	4,763	4,794	(31)	(0.6)	4,781
United Kingdom	1,363	1,412	(49)	(3.5)	1,379
Latin America	6,053	5,895	158	2.7	6,046
USA	722	721	1	0.1	723

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 24 2012, following a favourable report from the Audit and Compliance Committee on April, 18 2012. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In December 2011, estimated data of May 2012 scrip dividend
(2)	In December 2011, includes shares issued to cover the exchange of preferred shares of December 2011

Income statement

EUR million

			Variation			Variation
	Q1 ’12	Q1 ’11	Amount	%	Q4 ’11	Amount	%

Net interest income	7,821	7,075	746	10.6	7,536	285	3.8
Dividends	61	40	21	52.6	101	(39)	(39.1)
Income from equity-accounted method	136	225	(90)	(39.9)	176	(41)	(23.2)
Net fees	2,622	2,518	104	4.1	2,387	235	9.9
Gains (losses) on financial transactions	797	664	134	20.1	474	323	68.1
Other operating income/expenses	(83)	(40)	(43)	107.8	(45)	(38)	83.9
Gross income	11,354	10,482	872	8.3	10,629	725	6.8
Operating expenses	(5,074)	(4,731)	(343)	7.2	(5,093)	19	(0.4)
General administrative expenses	(4,549)	(4,227)	(322)	7.6	(4,563)	14	(0.3)
Personnel	(2,637)	(2,474)	(163)	6.6	(2,601)	(36)	1.4
Other general administrative expenses	(1,911)	(1,752)	(159)	9.1	(1,961)	50	(2.5)
Depreciation and amortisation	(525)	(505)	(21)	4.1	(530)	5	(0.9)
Net operating income	6,280	5,750	530	9.2	5,536	744	13.4
Net loan-loss provisions	(3,127)	(2,065)	(1,061)	51.4	(2,577)	(549)	21.3
Impairment losses on other assets	(83)	(48)	(35)	74.2	11	(94)	—
Other income	(526)	(546)	20	(3.7)	(531)	5	(1.0)
Profit before taxes (w/o capital gains)	2,545	3,092	(547)	(17.7)	2,439	106	4.4
Tax on profit	(716)	(759)	43	(5.6)	(545)	(171)	31.4
Profit from continuing operations (w/o capital gains)	1,829	2,332	(504)	(21.6)	1,894	(65)	(3.4)
Net profit from discontinued operations	1	(6)	7	—	(3)	4	—
Consolidated profit (w/o capital gains)	1,829	2,327	(497)	(21.4)	1,890	(61)	(3.2)
Minority interests	226	218	7	3.3	173	53	30.4
Attributable profit to the Group (w/o capital gains)	1,604	2,108	(504)	(23.9)	1,717	(114)	(6.6)
Net capital gains and provisions	—	—	—	—	(1,670)	1,670	(100.0)
Attributable profit to the Group	1,604	2,108	(504)	(23.9)	47	1,556	—

EPS (euros)	0.17	0.24	(0.07)	(28.5)	0.00	0.17	—
Diluted EPS (euros)	0.17	0.24	(0.07)	(28.5)	0.00	0.16	—

Pro memoria:
Average total assets	1,275,368	1,210,814	64,554	5.3	1,243,254	32,114	2.6
Average shareholders’ equity	78,894	74,152	4,742	6.4	75,458	3,436	4.6

Quarterly

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12

Net interest income	7,075	7,225	7,275	7,536	7,821
Dividends	40	193	60	101	61
Income from equity-accounted method	225	204	169	176	136
Net fees	2,518	2,667	2,636	2,387	2,622
Gains (losses) on financial transactions	664	722	639	474	797
Other operating income/expenses	(40)	(90)	(57)	(45)	(83)
Gross income	10,482	10,921	10,722	10,629	11,354
Operating expenses	(4,731)	(4,826)	(4,909)	(5,093)	(5,074)
General administrative expenses	(4,227)	(4,303)	(4,376)	(4,563)	(4,549)
Personnel	(2,474)	(2,511)	(2,569)	(2,601)	(2,637)
Other general administrative expenses	(1,752)	(1,791)	(1,807)	(1,961)	(1,911)
Depreciation and amortisation	(505)	(523)	(533)	(530)	(525)
Net operating income	5,750	6,095	5,813	5,536	6,280
Net loan-loss provisions	(2,065)	(2,546)	(2,711)	(2,577)	(3,127)
Impairment losses on other assets	(48)	(52)	(84)	11	(83)
Other income	(546)	(1,378)	(357)	(531)	(526)
Profit before taxes (w/o capital gains)	3,092	2,119	2,661	2,439	2,545
Tax on profit	(759)	(512)	(683)	(545)	(716)
Profit from continuing operations (w/o capital gains)	2,332	1,607	1,978	1,894	1,829
Net profit from discontinued operations	(6)	(0)	(15)	(3)	1
Consolidated profit (w/o capital gains)	2,327	1,607	1,963	1,890	1,829
Minority interests	218	214	161	173	226
Attributable profit to the Group (w/o capital gains)	2,108	1,393	1,803	1,717	1,604
Net capital gains and provisions	—	—	—	(1,670)	—
Attributable profit to the Group	2,108	1,393	1,803	47	1,604

EPS (euros)	0.24	0.16	0.20	0.00	0.17
Diluted EPS (euros)	0.24	0.16	0.20	0.00	0.17

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1 ’12	Q1 ’11	31.03.12	31.12.11	31.03.11

US$	1.3105	1.3672	1.3356	1.2939	1.4207
Pound	0.8344	0.8537	0.8339	0.8353	0.8837
Brazilian real	2.3156	2.2789	2.4323	2.4159	2.3058
New Mexican peso	17.0138	16.4943	17.0222	18.0512	16.9276
Chilean peso	640.4469	658.8955	649.3019	671.3400	683.1436
Argentine peso	5.6878	5.4932	5.8366	5.5686	5.7528
Polish zloty	4.2297	3.9450	4.1522	4.4580	4.0106

Net fees

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%

Fees from services	1,499	1,412	87	6.2
Mutual & pension funds	302	307	(5)	(1.5)
Securities and custody	184	162	22	13.5
Insurance	637	637	(0)	(0.0)
Net fee income	2,622	2,518	104	4.1

Operating expenses

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%

Personnel expenses	2,637	2,474	163	6.6
General expenses	1,911	1,752	159	9.1
Information technology	249	237	12	5.2
Communications	166	169	(2)	(1.4)
Advertising	162	142	20	14.1
Buildings and premises	436	401	35	8.6
Printed and office material	45	41	4	9.6
Taxes (other than profit tax)	97	92	6	6.1
Other expenses	756	671	85	12.7
Personnel and general expenses	4,549	4,227	322	7.6
Depreciation and amortisation	525	505	21	4.1
Total operating expenses	5,074	4,731	343	7.2

Net loan-loss provisions

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%

Non performing loans	3,401	2,343	1,058	45.1
Country-risk	2	3	(1)	(21.6)
Recovery of written-off assets	(277)	(281)	4	(1.4)
Total	3,127	2,065	1,061	51.4

Balance sheet

EUR million

			Variation
	31.03.12	31.03.11	Amount	%	31.12.11
Assets
Cash on hand and deposits at central banks	111,943	86,006	25,937	30.2	96,524
Trading portfolio	174,223	148,138	26,085	17.6	172,637
Debt securities	53,235	55,426	(2,191)	(4.0)	52,704
Customer loans	13,300	2,080	11,220	539.3	8,056
Equities	5,304	8,146	(2,842)	(34.9)	4,744
Trading derivatives	95,495	62,509	32,986	52.8	102,498
Deposits from credit institutions	6,889	19,976	(13,087)	(65.5)	4,636
Other financial assets at fair value	20,358	41,907	(21,548)	(51.4)	19,563
Customer loans	12,116	6,892	5,224	75.8	11,748
Other (deposits at credit institutions, debt securities and equities)	8,242	35,014	(26,773)	(76.5)	7,815
Available-for-sale financial assets	99,165	85,125	14,040	16.5	86,612
Debt securities	94,349	78,741	15,608	19.8	81,589
Equities	4,816	6,384	(1,568)	(24.6)	5,024
Loans	780,763	760,084	20,679	2.7	779,525
Deposits at credit institutions	52,924	47,414	5,510	11.6	42,389
Customer loans	720,965	704,898	16,067	2.3	730,296
Debt securities	6,874	7,772	(898)	(11.6)	6,840
Investments	4,685	275	4,411	—	4,154
Intangible assets and property and equipment	16,816	17,041	(225)	(1.3)	16,840
Goodwill	25,200	23,856	1,344	5.6	25,089
Other	50,195	46,132	4,063	8.8	50,580
Total assets	1,283,349	1,208,563	74,786	6.2	1,251,525

Liabilities and shareholders’ equity
Trading portfolio	149,125	130,191	18,935	14.5	146,949
Customer deposits	16,085	7,838	8,247	105.2	16,574
Marketable debt securities	74	1,207	(1,133)	(93.9)	77
Trading derivatives	96,889	63,746	33,144	52.0	103,083
Other	36,077	57,400	(21,323)	(37.1)	27,214
Other financial liabilities at fair value	47,490	52,786	(5,297)	(10.0)	44,908
Customer deposits	32,068	30,836	1,233	4.0	26,982
Marketable debt securities	5,247	5,203	44	0.8	8,185
Due to central banks and credit institutions	10,174	16,747	(6,573)	(39.2)	9,741
Financial liabilities at amortized cost	964,252	898,476	65,776	7.3	935,669
Due to central banks and credit institutions	124,780	80,790	43,990	54.4	116,368
Customer deposits	594,633	582,100	12,533	2.2	588,977
Marketable debt securities	201,697	187,861	13,836	7.4	189,110
Subordinated debt	22,821	26,431	(3,611)	(13.7)	22,992
Other financial liabilities	20,321	21,293	(972)	(4.6)	18,221
Insurance liabilities	717	10,453	(9,736)	(93.1)	517
Provisions	15,486	15,142	344	2.3	15,571
Other liability accounts	22,123	21,762	361	1.7	25,052
Total liabilities	1,199,194	1,128,810	70,383	6.2	1,168,666
Shareholders’ equity	80,695	77,590	3,105	4.0	80,895
Capital stock	4,538	4,220	318	7.5	4,455
Reserves	74,552	74,592	(39)	(0.1)	72,660
Attributable profit to the Group	1,604	2,108	(504)	(23.9)	5,351
Less: dividends	—	(3,330)	3,330	(100.0)	(1,570)
Equity adjustments by valuation	(4,900)	(3,813)	(1,087)	28.5	(4,482)
Minority interests	8,361	5,976	2,385	39.9	6,445
Total equity	84,155	79,753	4,402	5.5	82,859
Total liabilities and equity	1,283,349	1,208,563	74,786	6.2	1,251,525

Balance sheet

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Assets
Cash on hand and deposits at central banks	86,006	90,003	84,050	96,524	111,943
Trading portfolio	148,138	164,301	191,440	172,637	174,223
Debt securities	55,426	69,164	60,033	52,704	53,235
Customer loans	2,080	694	1,973	8,056	13,300
Equities	8,146	8,316	6,432	4,744	5,304
Trading derivatives	62,509	68,494	102,217	102,498	95,495
Deposits from credit institutions	19,976	17,633	20,785	4,636	6,889
Other financial assets at fair value	41,907	30,986	27,875	19,563	20,358
Customer loans	6,892	8,574	11,039	11,748	12,116
Other (deposits at credit institutions, debt securities and equities)	35,014	22,412	16,836	7,815	8,242
Available-for-sale financial assets	85,125	90,476	79,410	86,612	99,165
Debt securities	78,741	84,137	73,875	81,589	94,349
Equities	6,384	6,339	5,535	5,024	4,816
Loans	760,084	764,588	772,144	779,525	780,763
Deposits at credit institutions	47,414	42,593	43,778	42,389	52,924
Customer loans	704,898	714,701	721,291	730,296	720,965
Debt securities	7,772	7,294	7,075	6,840	6,874
Investments	275	293	1,212	4,154	4,685
Intangible assets and property and equipment	17,041	17,566	17,102	16,840	16,816
Goodwill	23,856	26,527	25,914	25,089	25,200
Other	46,132	47,168	51,330	50,580	50,195
Total assets	1,208,563	1,231,908	1,250,476	1,251,525	1,283,349

Liabilities and shareholders’ equity
Trading portfolio	130,191	131,909	168,751	146,949	149,125
Customer deposits	7,838	13,133	15,368	16,574	16,085
Marketable debt securities	1,207	2,214	1,507	77	74
Trading derivatives	63,746	68,663	101,557	103,083	96,889
Other	57,400	47,900	50,318	27,214	36,077
Other financial liabilities at fair value	52,786	72,638	66,940	44,908	47,490
Customer deposits	30,836	39,115	43,415	26,982	32,068
Marketable debt securities	5,203	8,954	8,432	8,185	5,247
Deposits at credit institutions	16,747	24,570	15,093	9,741	10,174
Financial liabilities at amortized cost	898,476	898,769	887,244	935,669	964,252
Due to central banks and credit institutions	80,790	87,681	93,435	116,368	124,780
Customer deposits	582,100	572,166	561,128	588,977	594,633
Marketable debt securities	187,861	191,314	187,750	189,110	201,697
Subordinated debt	26,431	25,841	25,848	22,992	22,821
Other financial liabilities	21,293	21,767	19,082	18,221	20,321
Insurance liabilities	10,453	10,775	9,894	517	717
Provisions	15,142	16,040	15,198	15,571	15,486
Other liability accounts	21,762	22,113	24,160	25,052	22,123
Total liabilities	1,128,810	1,152,245	1,172,187	1,168,666	1,199,194
Shareholders’ equity	77,590	77,697	79,144	80,895	80,695
Capital stock	4,220	4,220	4,220	4,455	4,538
Reserves	74,592	71,117	70,762	72,660	74,552
Attributable profit to the Group	2,108	3,501	5,303	5,351	1,604
Less: dividends	(3,330)	(1,141)	(1,141)	(1,570)	—
Equity adjustments by valuation	(3,813)	(4,165)	(6,519)	(4,482)	(4,900)
Minority interests	5,976	6,131	5,664	6,445	8,361
Total equity	79,753	79,663	78,289	82,859	84,155
Total liabilities and equity	1,208,563	1,231,908	1,250,476	1,251,525	1,283,349

Customer loans

EUR million

			Variation
	31.03.12	31.03.11	Amount	%	31.12.11

Public sector	12,801	12,340	461	3.7	12,147
Other residents	193,462	210,430	(16,969)	(8.1)	202,411
Commercial bills	8,790	9,320	(530)	(5.7)	9,679
Secured loans	110,731	124,610	(13,879)	(11.1)	117,946
Other loans	73,940	76,500	(2,560)	(3.3)	74,785
Non-resident sector	559,356	510,246	49,111	9.6	554,478
Secured loans	343,492	309,769	33,723	10.9	342,676
Other loans	215,865	200,476	15,388	7.7	211,802
Gross customer loans	765,619	733,016	32,603	4.4	769,036
Loan-loss allowances	19,237	19,145	92	0.5	18,936
Net customer loans	746,382	713,871	32,511	4.6	750,100
Pro memoria: Doubtful loans	31,838	27,871	3,968	14.2	31,287
Public sector	139	44	95	212.7	102
Other residents	14,613	12,539	2,075	16.5	14,745
Non-resident sector	17,086	15,287	1,799	11.8	16,439

Customer loans

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12

Public sector	12,340	12,565	12,340	12,147	12,801
Other residents	210,430	208,493	205,225	202,411	193,462
Commercial bills	9,320	8,944	9,075	9,679	8,790
Secured loans	124,610	122,884	121,016	117,946	110,731
Other loans	76,500	76,665	75,135	74,785	73,940
Non-resident sector	510,246	522,815	536,267	554,478	559,356
Secured loans	309,769	315,370	326,079	342,676	343,492
Other loans	200,476	207,445	210,187	211,802	215,865
Gross customer loans	733,016	743,874	753,832	769,036	765,619
Loan-loss allowances	19,145	19,904	19,529	18,936	19,237
Net customer loans	713,871	723,969	734,302	750,100	746,382
Pro memoria: Doubtful loans	27,871	29,597	30,124	31,287	31,838
Public sector	44	85	88	102	139
Other residents	12,539	12,946	13,708	14,745	14,613
Non-resident sector	15,287	16,566	16,328	16,439	17,086

Credit risk management *

EUR million

			Variation
	31.03.12	31.03.11	Amount		%	31.12.11

Non-performing loans	32,560	28,494	4,066		14.3	32,036
NPL ratio (%)	3.98	3.61	0.37 p.			3.89
Loan-loss allowances	20,035	20,124	(89)		(0.4)	19,661
Specific	15,808	14,992	816		5.4	15,474
Generic	4,227	5,132	(905)		(17.6)	4,187
NPL coverage (%)	62	71	(9 p.	)		61
Credit cost (%) **	1.44	1.51	(0.07 p.	)		1.41

Ordinary non-performing and doubtful loans ***	19,213	17,987	1,225		6.8	18,318
NPL ratio (%) ***	2.39	2.31	0.08 p.			2.26
NPL coverage (%) ***	104	112	(8 p.	)		107

*	Excluding country-risk
**	Net specific allowance / computable assets
***	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12

Non-performing loans	28,494	30,186	30,910	32,036	32,560
NPL ratio (%)	3.61	3.78	3.86	3.89	3.98
Loan-loss allowances	20,124	20,800	20,403	19,661	20,035
Specific	14,992	15,512	15,300	15,474	15,808
Generic	5,132	5,288	5,103	4,187	4,227
NPL coverage (%)	71	69	66	61	62
Credit cost (%) **	1.51	1.48	1.44	1.41	1.44

*	Excluding country-risk
**	Net specific allowance / computable assets

Non-performing loans by quarter

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12

Balance at beginning of period	28,522	28,494	30,186	30,910	32,036
Net additions	3,112	4,015	4,206	4,048	3,638
Increase in scope of consolidation	186	739	(0)	—	(602)
Exchange differences	(558)	(31)	(444)	671	37
Write-offs	(2,767)	(3,031)	(3,037)	(3,594)	(2,549)
Balance at period-end	28,494	30,186	30,910	32,036	32,560

Customer funds under management

EUR million

			Variation
	31.03.12	31.03.11	Amount	%	31.12.11

Resident public sector	10,925	8,640	2,285	26.5	6,528
Other residents	137,134	163,246	(26,112)	(16.0)	144,131
Demand deposits	67,382	71,018	(3,635)	(5.1)	68,389
Time deposits	60,511	78,500	(17,989)	(22.9)	61,185
Other	9,241	13,729	(4,488)	(32.7)	14,557
Non-resident sector	494,727	448,888	45,839	10.2	481,875
Demand deposits	224,318	211,861	12,456	5.9	220,299
Time deposits	194,764	197,313	(2,549)	(1.3)	197,249
Other	75,645	39,713	35,932	90.5	64,328
Customer deposits	642,786	620,774	22,013	3.5	632,533
Debt securities*	207,018	194,271	12,747	6.6	197,372
Subordinated debt	22,821	26,431	(3,611)	(13.7)	22,992
On-balance-sheet customer funds	872,625	841,476	31,149	3.7	852,898
Mutual funds	105,914	112,817	(6,903)	(6.1)	102,611
Pension funds	9,765	10,916	(1,151)	(10.5)	9,645
Managed portfolios	19,500	18,626	875	4.7	19,199
Savings-insurance policies	—	833	(833)	(100.0)	—
Other customer funds under management	135,179	143,192	(8,013)	(5.6)	131,456
Customer funds under management	1,007,804	984,668	23,136	2.3	984,353

*	Including retail commercial paper. EUR 8,346 million in March 2012

Mutual funds

EUR million

			Variation
	31.03.12	31.03.11	Amount	%	31.12.11

Spain	27,292	31,974	(4,682)	(14.6)	27,425
Portugal	1,809	3,051	(1,242)	(40.7)	1,866
Poland	2,059		2,059
United Kingdom	15,674	14,204	1,470	10.3	15,744
Latin America	59,080	63,588	(4,508)	(7.1)	55,829
Total	105,914	112,817	(6,903)	(6.1)	102,611

Pension funds

EUR million

			Variation
	31.03.12	31.03.11	Amount	%	31.12.11

Spain	8,983	9,602	(619)	(6.4)	8,884
Portugal	782	1,314	(532)	(40.5)	760
Total	9,765	10,916	(1,151)	(10.5)	9,645

Customer funds under management

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12

Resident public sector	8,640	6,558	6,994	6,528	10,925
Other residents	163,246	159,076	161,571	144,131	137,134
Demand deposits	71,018	69,482	67,523	68,389	67,382
Time deposits	78,500	68,378	64,875	61,185	60,511
Other	13,729	21,216	29,172	14,557	9,241
Non-resident sector	448,888	458,780	451,346	481,875	494,727
Demand deposits	211,861	215,828	215,260	220,299	224,318
Time deposits	197,313	200,843	194,539	197,249	194,764
Other	39,713	42,109	41,547	64,328	75,645
Customer deposits	620,774	624,414	619,911	632,533	642,786
Debt securities*	194,271	202,482	197,689	197,372	207,018
Subordinated debt	26,431	25,841	25,848	22,992	22,821
On-balance-sheet customer funds	841,476	852,737	843,448	852,898	872,625
Mutual funds	112,817	112,371	103,755	102,611	105,914
Pension funds	10,916	10,744	9,893	9,645	9,765
Managed portfolios	18,626	19,005	18,796	19,199	19,500
Savings-insurance policies	833	884	707	—	—
Other customer funds under management	143,192	143,004	133,150	131,456	135,179
Customer funds under management	984,668	995,741	976,598	984,353	1,007,804

*	Including retail commercial paper. EUR 8,346 million in March 2012 ; EUR 6,052 million in December 2011

Mutual funds

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12

Spain	31,974	30,209	28,331	27,425	27,292
Portugal	3,051	2,755	2,159	1,866	1,809
Poland	—	2,443	1,888	1,747	2,059
United Kingdom	14,204	14,532	14,686	15,744	15,674
Latin America	63,588	62,433	56,691	55,829	59,080
Total	112,817	112,371	103,755	102,611	105,914

Pension funds

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12

Spain	9,602	9,477	8,910	8,884	8,983
Portugal	1,314	1,266	983	760	782
Total	10,916	10,744	9,893	9,645	9,765

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	31.03.12	31.03.11	Amount	%	31.12.11

Capital stock	4,538	4,220	318	7.5	4,455
Additional paid-in surplus	31,172	29,446	1,726	5.9	31,223
Reserves	43,558	45,228	(1,669)	(3.7)	41,688
Treasury stock	(178)	(82)	(96)	116.6	(251)
Shareholders’ equity (before profit and dividends)	79,091	78,812	279	0.4	77,115
Attributable profit	1,604	2,108	(504)	(23.9)	5,351
Interim dividend distributed	—	(1,399)	1,399	(100.0)	(1,429)
Interim dividend not distributed (1)	—	(1,931)	1,931	(100.0)	(408)
Shareholders’ equity (after retained profit)	80,695	77,590	3,105	4.0	80,629
Valuation adjustments	(4,900)	(3,813)	(1,087)	28.5	(4,482)
Minority interests	8,361	5,976	2,385	39.9	6,445
Total equity (after retained profit)	84,155	79,753	4,402	5.5	82,592
Preferred shares and securities in subordinated debt	5,639	6,917	(1,279)	(18.5)	5,896
Total equity and capital with the nature of financial liabilities	89,794	86,671	3,123	3.6	88,488

(1)	In December 2011, estimated data of May 2012 scrip dividend

Computable capital and BIS II ratio

EUR million

			Variation
	31.03.12	31.03.11	Amount	%	31.12.11

Core capital	57,567	55,478	2,089	3.8	56,694
Basic capital	63,031	62,730	301	0.5	62,294
Supplementary capital	15,173	18,513	(3,340)	(18.0)	15,568
Deductions	(1,205)	(2,398)	1,193	(49.7)	(1,090)
Computable capital	76,999	78,845	(1,846)	(2.3)	76,772
Risk-weighted assets	570,239	574,036	(3,797)	(0.7)	565,958
BIS II ratio	13.50	13.74	(0.24 p. )		13.56
Tier I (before deductions)	11.05	10.93	0.12 p.		11.01
Core capital	10.10	9.66	0.44 p.		10.02
Shareholders’ equity surplus (BIS II ratio)	31,380	32,922	(1,542)	(4.7)	31,495

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	Q1 ’12	Q1 ’11	Var (%)	Q1 ’12	Q1 ’11	Var (%)	Q1 ’12	Q1 ’11	Q1 ’12	Q1 ’11
Income statement (EUR million)
Continental Europe	2,019	1,826	10.6	584	878	(33.5)	43.9	44.4	7.43	12.25
o/w: Santander Branch Network	606	588	3.2	75	274	(72.8)	45.8	46.6	4.57	15.70
Banesto	335	273	22.6	41	101	(59.1)	43.1	48.2	3.43	8.70
Portugal	192	151	27.3	33	90	(63.8)	39.6	46.4	5.09	14.92
Santander Consumer Finance	473	486	(2.7)	206	183	12.7	41.6	38.8	7.75	8.05
Retail Poland (BZ WBK)	114			73			47.9		17.05
United Kingdom	698	888	(21.4)	306	505	(39.5)	49.1	42.7	9.45	15.93
Latin America	3,876	3,367	15.1	1,218	1,270	(4.1)	37.2	38.7	20.89	22.61
o/w: Brazil	2,825	2,445	15.5	647	732	(11.6)	35.1	37.1	20.45	24.91
Mexico	428	379	13.1	296	256	15.6	36.7	37.7	27.03	22.45
Chile	352	321	9.7	133	162	(18.1)	37.6	37.3	21.62	23.97
USA	387	471	(17.8)	240	290	(17.2)	41.6	33.8	19.29	29.85
Operating areas	6,980	6,551	6.6	2,348	2,943	(20.2)	40.9	40.6	12.92	17.39
Corporate Activities	(700)	(801)	(12.6)	(744)	(835)	(10.9)
Total Group	6,280	5,750	9.2	1,604	2,108	(23.9)	44.7	45.1	8.13	11.37

	Net customer loans			Customer deposits			NPL ratio (%) *		NPL coverage (%) *
	31.03.12	31.03.11	Var (%)	31.03.12	31.03.11	Var (%)	31.03.12	31.03.11	31.03.12	31.03.11
Activity (EUR million)
Continental Europe	301,654	303,460	(0.6)	252,781	260,719	(3.0)	5.42	4.53	55	62
o/w: Santander Branch Network *	100,487	110,051	(8.7)	80,355	84,656	(5.1)	8.90	5.99	40	50
Banesto	67,196	73,326	(8.4)	53,875	59,660	(9.7)	5.07	4.31	51	52
Portugal	27,808	29,744	(6.5)	23,321	21,929	6.3	4.59	3.03	58	62
Santander Consumer Finance	56,306	56,524	(0.4)	33,180	31,618	4.9	4.05	4.99	108	98
Retail Poland (BZ WBK)	9,106	—	—	10,028	—	—	4.74		66
United Kingdom	261,070	232,186	12.4	191,727	180,382	6.3	1.82	1.73	40	47
Latin America	141,411	124,691	13.4	143,065	135,034	5.9	4.67	4.01	92	107
o/w: Brazil	78,083	69,447	12.4	76,352	75,605	1.0	5.76	4.85	90	104
Mexico	19,146	15,907	20.4	26,120	20,528	27.2	1.61	1.58	195	234
Chile	27,257	24,562	11.0	20,547	18,353	12.0	4.52	3.80	68	89
USA	40,030	35,850	11.7	37,828	33,190	14.0	2.46	4.15	107	82
Operating areas	744,164	696,187	6.9	625,401	609,325	2.6	3.95	3.54	63	71
Total Group	746,382	713,871	4.6	642,786	620,774	3.5	3.98	3.61	62	71

*

Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2012 stood at 6.33% (4.68% in March 2011) and NPL coverage was 41% (49% in March 2011).

	Employees		Branches
	31.03.12	31.03.11	31.03.12	31.03.11
Operating means
Continental Europe	58,506	49,702	6,558	6,151
o/w: Santander Branch Network	17,964	18,234	2,915	2,912
Banesto	9,426	9,541	1,702	1,727
Portugal	5,753	5,934	694	758
Santander Consumer Finance	11,904	11,815	637	662
Retail Poland (BZ WBK)	9,200		526
United Kingdom	27,381	26,902	1,363	1,412
Latin America	92,244	89,866	6,053	5,895
o/w: Brazil	54,848	54,144	3,776	3,703
Mexico	13,032	12,337	1,125	1,099
Chile	12,216	11,815	499	506
USA	9,151	8,928	722	721
Operating areas	187,282	175,398	14,696	14,179
Corporate Activities	2,331	2,250
Total Group	189,613	177,648	14,696	14,179

Operating areas

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	8,334	7,586	748	9.9
Net fees	2,635	2,522	113	4.5
Gains (losses) on financial transactions	751	738	14	1.8
Other operating income*	85	192	(107)	(55.7)
Gross income	11,806	11,038	768	7.0
Operating expenses	(4,825)	(4,487)	(339)	7.5
General administrative expenses	(4,335)	(4,015)	(320)	8.0
Personnel	(2,560)	(2,386)	(173)	7.3
Other general administrative expenses	(1,775)	(1,629)	(147)	9.0
Depreciation and amortisation	(490)	(472)	(19)	3.9
Net operating income	6,980	6,551	429	6.6
Net loan-loss provisions	(3,112)	(1,997)	(1,115)	55.9
Other income	(491)	(406)	(85)	20.9
Profit before taxes	3,377	4,148	(771)	(18.6)
Tax on profit	(773)	(981)	208	(21.2)
Profit from continuing operations	2,604	3,167	(562)	(17.8)
Net profit from discontinued operations	1	(6)	7	—
Consolidated profit	2,605	3,161	(556)	(17.6)
Minority interests	258	218	39	18.1
Attributable profit to the Group	2,348	2,943	(595)	(20.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	744,164	696,187	47,977	6.9
Trading portfolio (w/o loans)	146,559	121,244	25,315	20.9
Available-for-sale financial assets	68,786	63,538	5,247	8.3
Due from credit institutions**	93,436	115,197	(21,761)	(18.9)
Intangible assets and property and equipment	12,941	12,335	606	4.9
Other assets	128,090	129,395	(1,305)	(1.0)
Total assets/liabilities & shareholders’ equity	1,193,976	1,137,897	56,079	4.9
Customer deposits**	625,401	609,325	16,076	2.6
Marketable debt securities**	140,920	123,405	17,516	14.2
Subordinated debt**	17,316	16,430	886	5.4
Insurance liabilities	717	10,453	(9,736)	(93.1)
Due to credit institutions**	170,578	174,581	(4,003)	(2.3)
Other liabilities	165,500	135,078	30,422	22.5
Shareholders’ equity***	73,543	68,625	4,917	7.2
Other customer funds under management	135,179	143,192	(8,013)	(5.6)
Mutual funds	105,914	112,817	(6,903)	(6.1)
Pension funds	9,765	10,916	(1,151)	(10.5)
Managed portfolios	19,500	18,626	875	4.7
Savings-insurance policies	—	833	(833)	(100.0)
Customer funds under management	918,817	892,352	26,465	3.0
** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE**	12.92	17.39	(4.47 p. )
Efficiency ratio (with amortisations)	40.9	40.6	0.2 p.
NPL ratio	3.95	3.54	0.41 p.
NPL coverage	63	71	(8 p. )
Number of employees (direct & indirect)	187,282	175,398	11,884	6.8
Number of branches	14,696	14,179	517	3.6

Operating areas

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	7,586	7,838	7,828	8,030	8,334
Net fees	2,522	2,671	2,638	2,393	2,635
Gains (losses) on financial transactions	738	563	353	240	751
Other operating income*	192	243	122	189	85
Gross income	11,038	11,315	10,941	10,852	11,806
Operating expenses	(4,487)	(4,618)	(4,707)	(4,909)	(4,825)
General administrative expenses	(4,015)	(4,124)	(4,203)	(4,393)	(4,335)
Personnel	(2,386)	(2,442)	(2,491)	(2,552)	(2,560)
Other general administrative expenses	(1,629)	(1,682)	(1,712)	(1,841)	(1,775)
Depreciation and amortisation	(472)	(494)	(504)	(516)	(490)
Net operating income	6,551	6,697	6,235	5,942	6,980
Net loan-loss provisions	(1,997)	(2,633)	(2,732)	(2,574)	(3,112)
Other income	(406)	(1,287)	(420)	(442)	(491)
Profit before taxes	4,148	2,777	3,083	2,926	3,377
Tax on profit	(981)	(575)	(738)	(646)	(773)
Profit from continuing operations	3,167	2,202	2,345	2,280	2,604
Net profit from discontinued operations	(6)	(0)	3	(22)	1
Consolidated profit	3,161	2,201	2,349	2,259	2,605
Minority interests	218	211	162	195	258
Attributable profit to the Group	2,943	1,991	2,187	2,064	2,348

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	696,187	705,521	715,291	741,152	744,164
Trading portfolio (w/o loans)	121,244	140,702	163,837	152,218	146,559
Available-for-sale financial assets	63,538	68,412	59,443	63,316	68,786
Due from credit institutions**	115,197	107,467	110,037	85,157	93,436
Intangible assets and property and equipment	12,335	12,732	12,328	12,124	12,941
Other assets	129,395	133,932	126,356	125,634	128,090
Total assets/liabilities & shareholders’ equity	1,137,897	1,168,765	1,187,291	1,179,601	1,193,976
Customer deposits**	609,325	613,158	607,930	612,861	625,401
Marketable debt securities**	123,405	133,662	128,895	133,782	140,920
Subordinated debt**	16,430	16,639	16,874	17,515	17,316
Insurance liabilities	10,453	10,775	9,894	517	717
Due to credit institutions**	174,581	169,951	174,475	173,070	170,578
Other liabilities	135,078	155,746	181,803	174,362	165,500
Shareholders’ equity***	68,625	68,835	67,420	67,494	73,543
Other customer funds under management	143,192	143,004	133,150	131,456	135,179
Mutual funds	112,817	112,371	103,755	102,611	105,914
Pension funds	10,916	10,744	9,893	9,645	9,765
Managed portfolios	18,626	19,005	18,796	19,199	19,500
Savings-insurance policies	833	884	707	—	—
Customer funds under management	892,352	906,463	886,849	895,614	918,817
** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	3.54	3.71	3.78	3.83	3.95
NPL coverage	71	69	66	64	63

Continental Europe

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	2,296	2,042	253	12.4
Net fees	921	939	(18)	(2.0)
Gains (losses) on financial transactions	335	235	100	42.5
Other operating income*	45	68	(22)	(33.2)
Gross income	3,597	3,284	312	9.5
Operating expenses	(1,578)	(1,459)	(119)	8.2
General administrative expenses	(1,419)	(1,316)	(103)	7.8
Personnel	(879)	(827)	(52)	6.3
Other general administrative expenses	(540)	(489)	(51)	10.4
Depreciation and amortisation	(159)	(142)	(16)	11.4
Net operating income	2,019	1,826	193	10.6
Net loan-loss provisions	(1,085)	(496)	(588)	118.5
Other income	(157)	(111)	(46)	41.1
Profit before taxes	777	1,218	(441)	(36.2)
Tax on profit	(176)	(311)	135	(43.4)
Profit from continuing operations	601	907	(306)	(33.7)
Net profit from discontinued operations	1	(6)	7	—
Consolidated profit	602	901	(299)	(33.2)
Minority interests	18	23	(5)	(21.3)
Attributable profit to the Group	584	878	(295)	(33.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	301,654	303,460	(1,807)	(0.6)
Trading portfolio (w/o loans)	78,600	51,350	27,250	53.1
Available-for-sale financial assets	29,433	22,240	7,192	32.3
Due from credit institutions**	49,609	63,415	(13,806)	(21.8)
Intangible assets and property and equipment	5,821	4,904	917	18.7
Other assets	27,005	18,362	8,643	47.1
Total assets/liabilities & shareholders’ equity	492,122	463,731	28,391	6.1
Customer deposits**	252,781	260,719	(7,938)	(3.0)
Marketable debt securities**	39,869	40,280	(411)	(1.0)
Subordinated debt**	909	1,218	(309)	(25.3)
Insurance liabilities	717	1,021	(303)	(29.7)
Due to credit institutions**	81,429	64,213	17,216	26.8
Other liabilities	84,631	66,975	17,655	26.4
Shareholders’ equity***	31,786	29,305	2,480	8.5
Other customer funds under management	46,320	51,296	(4,976)	(9.7)
Mutual funds	31,160	35,025	(3,865)	(11.0)
Pension funds	9,765	10,916	(1,151)	(10.5)
Managed portfolios	5,395	5,354	40	0.8
Savings-insurance policies	—	—	—	—
Customer funds under management	339,879	353,512	(13,633)	(3.9)
** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	7.43	12.25	(4.82 p. )
Efficiency ratio (with amortisations)	43.9	44.4	(0.5 p. )
NPL ratio	5.42	4.53	0.89 p.
NPL coverage	55	62	(7 p. )
Number of employees (direct & indirect)	58,506	49,702	8,804	17.7
Number of branches	6,558	6,151	407	6.6

Continental Europe

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	2,042	2,338	2,253	2,243	2,296
Net fees	939	1,014	990	830	921
Gains (losses) on financial transactions	235	8	(28)	17	335
Other operating income*	68	179	56	95	45
Gross income	3,284	3,539	3,270	3,185	3,597
Operating expenses	(1,459)	(1,603)	(1,588)	(1,611)	(1,578)
General administrative expenses	(1,316)	(1,448)	(1,435)	(1,461)	(1,419)
Personnel	(827)	(914)	(895)	(895)	(879)
Other general administrative expenses	(489)	(534)	(540)	(566)	(540)
Depreciation and amortisation	(142)	(154)	(153)	(150)	(159)
Net operating income	1,826	1,936	1,682	1,574	2,019
Net loan-loss provisions	(496)	(866)	(946)	(1,105)	(1,085)
Other income	(111)	(109)	(159)	(129)	(157)
Profit before taxes	1,218	961	578	340	777
Tax on profit	(311)	(237)	(122)	(47)	(176)
Profit from continuing operations	907	724	456	293	601
Net profit from discontinued operations	(6)	(0)	3	(22)	1
Consolidated profit	901	724	459	272	602
Minority interests	23	24	16	6	18
Attributable profit to the Group	878	700	443	266	584

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	303,460	312,420	307,510	305,391	301,654
Trading portfolio (w/o loans)	51,350	58,043	77,731	78,802	78,600
Available-for-sale financial assets	22,240	24,553	21,293	24,640	29,433
Due from credit institutions**	63,415	57,677	50,813	48,491	49,609
Intangible assets and property and equipment	4,904	5,250	5,078	5,029	5,821
Other assets	18,362	20,727	22,125	26,480	27,005
Total assets/liabilities & shareholders’ equity	463,731	478,669	484,551	488,833	492,122
Customer deposits**	260,719	259,448	255,020	247,582	252,781
Marketable debt securities**	40,280	37,011	34,617	38,053	39,869
Subordinated debt**	1,218	1,350	984	964	909
Insurance liabilities	1,021	965	930	517	717
Due to credit institutions**	64,213	69,996	70,616	83,490	81,429
Other liabilities	66,975	79,201	92,163	87,822	84,631
Shareholders’ equity***	29,305	30,698	30,222	30,404	31,786
Other customer funds under management	51,296	52,169	47,548	45,809	46,320
Mutual funds	35,025	35,407	32,377	31,038	31,160
Pension funds	10,916	10,744	9,893	9,645	9,765
Managed portfolios	5,354	6,019	5,278	5,126	5,395
Savings-insurance policies	—	—	—	—	—
Customer funds under management	353,512	349,978	338,168	332,409	339,879
** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	4.53	4.76	5.04	5.18	5.42
NPL coverage	62	61	58	56	55

Santander Branch Network

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	837	780	56	7.2
Net fees	279	292	(13)	(4.4)
Gains (losses) on financial transactions	35	37	(2)	(4.5)
Other operating income*	(33)	(10)	(23)	235.6
Gross income	1,118	1,100	19	1.7
Operating expenses	(512)	(512)	(0)	0.0
General administrative expenses	(475)	(474)	(0)	0.1
Personnel	(305)	(310)	5	(1.8)
Other general administrative expenses	(170)	(164)	(6)	3.6
Depreciation and amortisation	(37)	(38)	0	(1.1)
Net operating income	606	588	19	3.2
Net loan-loss provisions	(483)	(184)	(299)	162.0
Other income	(21)	(27)	6	(23.4)
Profit before taxes	102	376	(274)	(72.8)
Tax on profit	(28)	(101)	74	(72.8)
Profit from continuing operations	75	274	(200)	(72.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	75	274	(200)	(72.8)
Minority interests	0	0	(0)	(66.6)
Attributable profit to the Group	75	274	(200)	(72.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	100,487	110,051	(9,565)	(8.7)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	—	—	—	—
Due from credit institutions**	59	214	(155)	(72.4)
Intangible assets and property and equipment	1,201	1,201	—	—
Other assets	1,657	411	1,246	302.8
Total assets/liabilities & shareholders’ equity	103,404	111,878	(8,474)	(7.6)
Customer deposits**	80,355	84,656	(4,301)	(5.1)
Marketable debt securities**	6,344	—	6,344	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	650	323	327	101.4
Other liabilities	9,597	20,002	(10,406)	(52.0)
Shareholders’ equity***	6,459	6,897	(438)	(6.4)
Other customer funds under management	23,838	25,478	(1,640)	(6.4)
Mutual funds	15,819	18,558	(2,739)	(14.8)
Pension funds	6,049	6,225	(176)	(2.8)
Managed portfolios	—	—	—	—
Savings-insurance policies	1,970	696	1,275	183.2
Customer funds under management	110,537	110,134	403	0.4
** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	4.57	15.70	(11.13 p. )
Efficiency ratio (with amortisations)	45.8	46.6	(0.8 p. )
NPL ratio	8.90	5.99	2.91 p.
NPL coverage	40	50	(10 p. )
Number of employees (direct & indirect)	17,964	18,234	(270)	(1.5)
Number of branches	2,915	2,912	3	0.1

Santander Branch Network

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	780	853	824	778	837
Net fees	292	283	270	253	279
Gains (losses) on financial transactions	37	27	15	29	35
Other operating income*	(10)	(12)	(9)	(10)	(33)
Gross income	1,100	1,151	1,100	1,050	1,118
Operating expenses	(512)	(512)	(512)	(512)	(512)
General administrative expenses	(474)	(473)	(474)	(474)	(475)
Personnel	(310)	(310)	(310)	(303)	(305)
Other general administrative expenses	(164)	(163)	(164)	(170)	(170)
Depreciation and amortisation	(38)	(39)	(38)	(38)	(37)
Net operating income	588	639	588	538	606
Net loan-loss provisions	(184)	(339)	(447)	(467)	(483)
Other income	(27)	10	(3)	9	(21)
Profit before taxes	376	310	139	80	102
Tax on profit	(101)	(84)	(37)	(22)	(28)
Profit from continuing operations	274	227	101	58	75
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	274	227	101	58	75
Minority interests	0	0	(0)	0	0
Attributable profit to the Group	274	226	101	58	75

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	110,051	107,312	104,671	102,643	100,487
Trading portfolio (w/o loans)	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—
Due from credit institutions**	214	185	137	104	59
Intangible assets and property and equipment	1,201	1,201	1,201	1,201	1,201
Other assets	411	1,692	1,785	1,829	1,657
Total assets/liabilities & shareholders’ equity	111,878	110,390	107,794	105,776	103,404
Customer deposits**	84,656	80,037	81,063	78,864	80,355
Marketable debt securities**	—	—	—	4,965	6,344
Subordinated debt**	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	323	355	524	543	650
Other liabilities	20,002	22,954	19,526	14,780	9,597
Shareholders’ equity***	6,897	7,043	6,681	6,625	6,459
Other customer funds under management	25,478	25,171	23,883	23,640	23,838
Mutual funds	18,558	17,654	16,712	16,158	15,819
Pension funds	6,225	6,141	5,628	5,918	6,049
Managed portfolios	—	—	—	—	—
Savings-insurance policies	696	1,376	1,543	1,564	1,970
Customer funds under management	110,134	105,208	104,946	107,469	110,537
** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	5.99	6.73	7.70	8.47	8.90
NPL coverage	50	47	41	40	40

Spread	1.95	2.53	2.68	2.54	2.70
Spread loans	1.90	1.97	2.03	2.01	2.19
Spread deposits	0.05	0.56	0.65	0.53	0.51

Banesto

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	353	321	31	9.7
Net fees	153	155	(3)	(1.7)
Gains (losses) on financial transactions	87	41	46	110.7
Other operating income*	(3)	9	(13)	—
Gross income	589	527	62	11.7
Operating expenses	(254)	(254)	0	(0.1)
General administrative expenses	(222)	(223)	1	(0.5)
Personnel	(162)	(163)	1	(0.7)
Other general administrative expenses	(60)	(60)	0	(0.1)
Depreciation and amortisation	(32)	(31)	(1)	3.0
Net operating income	335	273	62	22.6
Net loan-loss provisions	(206)	(102)	(104)	102.7
Other income	(90)	(16)	(74)	450.8
Profit before taxes	39	155	(116)	(74.8)
Tax on profit	7	(38)	45	—
Profit from continuing operations	46	117	(71)	(60.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	46	117	(71)	(60.8)
Minority interests	5	16	(11)	(71.2)
Attributable profit to the Group	41	101	(60)	(59.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	67,196	73,326	(6,130)	(8.4)
Trading portfolio (w/o loans)	8,071	5,979	2,092	35.0
Available-for-sale financial assets	10,325	9,328	997	10.7
Due from credit institutions**	11,064	16,597	(5,533)	(33.3)
Intangible assets and property and equipment	1,379	1,360	19	1.4
Other assets	11,116	5,834	5,282	90.5
Total assets/liabilities & shareholders’ equity	109,152	112,426	(3,273)	(2.9)
Customer deposits**	53,875	59,660	(5,785)	(9.7)
Marketable debt securities**	22,947	27,135	(4,188)	(15.4)
Subordinated debt**	735	787	(52)	(6.6)
Insurance liabilities	—	—	—	—
Due to credit institutions**	15,926	10,822	5,104	47.2
Other liabilities	10,875	9,305	1,571	16.9
Shareholders’ equity***	4,793	4,717	76	1.6
Other customer funds under management	8,308	9,303	(995)	(10.7)
Mutual funds	4,357	5,279	(922)	(17.5)
Pension funds	1,240	1,344	(104)	(7.8)
Managed portfolios	110	114	(4)	(3.4)
Savings-insurance policies	2,601	2,566	35	1.4
Customer funds under management	85,865	96,884	(11,019)	(11.4)
** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	3.43	8.70	(5.27 p. )
Efficiency ratio (with amortisations)	43.1	48.2	(5.1 p. )
NPL ratio	5.07	4.31	0.76 p.
NPL coverage	51	52	(1 p. )
Number of employees (direct & indirect)	9,426	9,541	(115)	(1.2)
Number of branches	1,702	1,727	(25)	(1.4)

Banesto

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	321	358	351	321	353
Net fees	155	155	152	154	153
Gains (losses) on financial transactions	41	41	20	(5)	87
Other operating income*	9	24	6	8	(3)
Gross income	527	578	529	479	589
Operating expenses	(254)	(254)	(250)	(244)	(254)
General administrative expenses	(223)	(222)	(218)	(215)	(222)
Personnel	(163)	(162)	(161)	(149)	(162)
Other general administrative expenses	(60)	(60)	(58)	(65)	(60)
Depreciation and amortisation	(31)	(32)	(31)	(29)	(32)
Net operating income	273	324	280	235	335
Net loan-loss provisions	(102)	(173)	(187)	(200)	(206)
Other income	(16)	(60)	(60)	(114)	(90)
Profit before taxes	155	91	33	(79)	39
Tax on profit	(38)	(12)	(11)	15	7
Profit from continuing operations	117	79	22	(63)	46
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	117	79	22	(63)	46
Minority interests	16	12	(0)	(4)	5
Attributable profit to the Group	101	67	22	(59)	41

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	73,326	71,825	69,245	68,850	67,196
Trading portfolio (w/o loans)	5,979	5,572	7,699	7,869	8,071
Available-for-sale financial assets	9,328	9,189	7,206	8,333	10,325
Due from credit institutions**	16,597	10,845	10,286	9,637	11,064
Intangible assets and property and equipment	1,360	1,356	1,356	1,328	1,379
Other assets	5,834	6,172	5,989	10,215	11,116
Total assets/liabilities & shareholders’ equity	112,426	104,959	101,780	106,232	109,152
Customer deposits**	59,660	54,047	51,385	50,755	53,875
Marketable debt securities**	27,135	26,303	24,608	22,531	22,947
Subordinated debt**	787	785	790	784	735
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	10,822	9,961	9,319	16,591	15,926
Other liabilities	9,305	9,158	10,969	10,870	10,875
Shareholders’ equity***	4,717	4,704	4,709	4,702	4,793
Other customer funds under management	9,303	8,933	8,687	8,375	8,308
Mutual funds	5,279	4,902	4,688	4,440	4,357
Pension funds	1,344	1,321	1,229	1,237	1,240
Managed portfolios	114	118	114	109	110
Savings-insurance policies	2,566	2,592	2,656	2,588	2,601
Customer funds under management	96,884	90,069	85,470	82,444	85,865
** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	4.31	4.54	4.69	5.01	5.07
NPL coverage	52	52	53	53	51

Spread	1.67	2.20	2.54	2.52	2.66
Spread loans	2.03	2.08	2.12	2.16	2.33
Spread deposits	(0.36)	0.12	0.42	0.36	0.33

Portugal

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	147	165	(17)	(10.6)
Net fees	90	101	(11)	(10.5)
Gains (losses) on financial transactions	70	8	62	795.0
Other operating income*	10	8	2	24.0
Gross income	318	282	36	12.8
Operating expenses	(126)	(131)	5	(3.8)
General administrative expenses	(108)	(114)	6	(5.4)
Personnel	(75)	(79)	3	(4.4)
Other general administrative expenses	(32)	(35)	3	(7.8)
Depreciation and amortisation	(18)	(17)	(1)	6.8
Net operating income	192	151	41	27.3
Net loan-loss provisions	(131)	(32)	(99)	304.2
Other income	(16)	(9)	(7)	81.9
Profit before taxes	45	110	(65)	(59.1)
Tax on profit	(12)	(19)	7	(35.3)
Profit from continuing operations	33	91	(58)	(64.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	33	91	(58)	(64.1)
Minority interests	(0)	0	(0)	—
Attributable profit to the Group	33	90	(58)	(63.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	27,808	29,744	(1,936)	(6.5)
Trading portfolio (w/o loans)	1,672	1,411	261	18.5
Available-for-sale financial assets	5,295	4,584	711	15.5
Due from credit institutions**	2,200	3,932	(1,732)	(44.1)
Intangible assets and property and equipment	439	472	(33)	(7.1)
Other assets	6,580	6,656	(76)	(1.1)
Total assets/liabilities & shareholders’ equity	43,993	46,798	(2,805)	(6.0)
Customer deposits**	23,321	21,929	1,392	6.3
Marketable debt securities**	4,734	7,122	(2,388)	(33.5)
Subordinated debt**	(0)	0	(1)	—
Insurance liabilities	70	83	(13)	(15.5)
Due to credit institutions**	13,197	14,208	(1,010)	(7.1)
Other liabilities	100	843	(743)	(88.1)
Shareholders’ equity***	2,571	2,613	(42)	(1.6)
Other customer funds under management	2,654	4,500	(1,846)	(41.0)
Mutual funds	1,809	3,051	(1,242)	(40.7)
Pension funds	782	1,314	(532)	(40.5)
Managed portfolios	63	135	(72)	(53.2)
Savings-insurance policies	—	—	—	—
Customer funds under management	30,708	33,551	(2,843)	(8.5)
** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	5.09	14.92	(9.83 p. )
Efficiency ratio (with amortisations)	39.6	46.4	(6.9 p. )
NPL ratio	4.59	3.03	1.56 p.
NPL coverage	58	62	(4 p. )
Number of employees (direct & indirect)	5,753	5,934	(181)	(3.1)
Number of branches	694	758	(64)	(8.4)

Portugal

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	165	155	137	136	147
Net fees	101	82	87	75	90
Gains (losses) on financial transactions	8	0	(1)	8	70
Other operating income*	8	6	2	5	10
Gross income	282	243	225	223	318
Operating expenses	(131)	(131)	(132)	(136)	(126)
General administrative expenses	(114)	(114)	(114)	(118)	(108)
Personnel	(79)	(79)	(79)	(80)	(75)
Other general administrative expenses	(35)	(35)	(35)	(38)	(32)
Depreciation and amortisation	(17)	(17)	(18)	(18)	(18)
Net operating income	151	112	93	88	192
Net loan-loss provisions	(32)	(40)	(50)	(84)	(131)
Other income	(9)	(14)	(45)	18	(16)
Profit before taxes	110	57	(2)	22	45
Tax on profit	(19)	(17)	(0)	23	(12)
Profit from continuing operations	91	41	(2)	45	33
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	91	41	(2)	45	33
Minority interests	0	(0)	(0)	0	(0)
Attributable profit to the Group	90	41	(2)	45	33

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	29,744	29,212	28,945	28,403	27,808
Trading portfolio (w/o loans)	1,411	1,263	1,575	1,617	1,672
Available-for-sale financial assets	4,584	4,158	4,172	4,496	5,295
Due from credit institutions**	3,932	2,119	2,164	2,467	2,200
Intangible assets and property and equipment	472	467	460	452	439
Other assets	6,656	6,859	6,569	7,120	6,580
Total assets/liabilities & shareholders’ equity	46,798	44,078	43,884	44,555	43,993
Customer deposits**	21,929	22,228	22,812	23,465	23,321
Marketable debt securities**	7,122	5,365	5,170	5,037	4,734
Subordinated debt**	0	9	22	(0)	(0)
Insurance liabilities	83	81	75	70	70
Due to credit institutions**	14,208	13,248	13,079	13,395	13,197
Other liabilities	843	630	183	31	100
Shareholders’ equity***	2,613	2,516	2,543	2,557	2,571
Other customer funds under management	4,500	4,155	3,213	2,686	2,654
Mutual funds	3,051	2,755	2,159	1,866	1,809
Pension funds	1,314	1,266	983	760	782
Managed portfolios	135	133	72	59	63
Savings-insurance policies	—	—	—	—	—
Customer funds under management	33,551	31,757	31,218	31,188	30,708
** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	3.03	3.25	3.78	4.06	4.59
NPL coverage	62	62	53	55	58

Spread	2.08	1.75	1.68	1.45	1.43
Spread loans	1.96	2.06	2.15	2.23	2.34
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)

Santander Consumer Finance

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	611	582	28	4.9
Net fees	204	210	(6)	(2.8)
Gains (losses) on financial transactions	(5)	(1)	(4)	331.8
Other operating income*	0	2	(2)	(90.8)
Gross income	810	793	16	2.1
Operating expenses	(337)	(308)	(30)	9.6
General administrative expenses	(302)	(279)	(23)	8.4
Personnel	(149)	(137)	(12)	8.8
Other general administrative expenses	(153)	(141)	(11)	7.9
Depreciation and amortisation	(35)	(29)	(6)	21.5
Net operating income	473	486	(13)	(2.7)
Net loan-loss provisions	(176)	(192)	16	(8.4)
Other income	(18)	(37)	19	(50.7)
Profit before taxes	278	256	22	8.6
Tax on profit	(62)	(60)	(2)	3.5
Profit from continuing operations	216	196	20	10.1
Net profit from discontinued operations	1	(6)	7	—
Consolidated profit	217	190	26	13.9
Minority interests	10	7	3	45.8
Attributable profit to the Group	206	183	23	12.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	56,306	56,524	(218)	(0.4)
Trading portfolio (w/o loans)	1,186	968	218	22.5
Available-for-sale financial assets	1,174	317	858	270.8
Due from credit institutions**	9,149	6,927	2,222	32.1
Intangible assets and property and equipment	842	808	34	4.2
Other assets	2,792	2,234	558	25.0
Total assets/liabilities & shareholders’ equity	71,449	67,777	3,672	5.4
Customer deposits**	33,180	31,618	1,562	4.9
Marketable debt securities**	5,908	6,020	(112)	(1.9)
Subordinated debt**	68	425	(357)	(84.0)
Insurance liabilities	—	—	—	—
Due to credit institutions**	17,210	17,010	200	1.2
Other liabilities	3,909	3,228	681	21.1
Shareholders’ equity***	11,173	9,476	1,697	17.9
Other customer funds under management	6	7	(1)	(9.4)
Mutual funds	2	3	(0)	(15.0)
Pension funds	4	4	(0)	(6.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	39,163	38,070	1,093	2.9
** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	7.75	8.05	(0.30 p. )
Efficiency ratio (with amortisations)	41.6	38.8	2.9 p.
NPL ratio	4.05	4.99	(0.94 p. )
NPL coverage	108	98	10 p.
Number of employees (direct & indirect)	11,904	11,815	89	0.8
Number of branches	637	662	(25)	(3.8)

Santander Consumer Finance

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	582	600	591	598	611
Net fees	210	228	234	179	204
Gains (losses) on financial transactions	(1)	0	(1)	(11)	(5)
Other operating income*	2	5	(6)	2	0
Gross income	793	833	818	769	810
Operating expenses	(308)	(327)	(331)	(360)	(337)
General administrative expenses	(279)	(298)	(301)	(327)	(302)
Personnel	(137)	(150)	(150)	(152)	(149)
Other general administrative expenses	(141)	(147)	(151)	(175)	(153)
Depreciation and amortisation	(29)	(29)	(30)	(34)	(35)
Net operating income	486	506	487	408	473
Net loan-loss provisions	(192)	(203)	(220)	(238)	(176)
Other income	(37)	(46)	(14)	(41)	(18)
Profit before taxes	256	258	253	129	278
Tax on profit	(60)	(65)	(44)	(4)	(62)
Profit from continuing operations	196	193	208	125	216
Net profit from discontinued operations	(6)	(0)	3	(22)	1
Consolidated profit	190	193	212	103	217
Minority interests	7	7	10	7	10
Attributable profit to the Group	183	186	201	96	206

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	56,524	57,052	56,486	56,731	56,306
Trading portfolio (w/o loans)	968	1,401	1,480	1,335	1,186
Available-for-sale financial assets	317	330	226	205	1,174
Due from credit institutions**	6,927	7,557	7,565	10,876	9,149
Intangible assets and property and equipment	808	873	755	784	842
Other assets	2,234	2,467	3,276	2,899	2,792
Total assets/liabilities & shareholders’ equity	67,777	69,680	69,788	72,831	71,449
Customer deposits**	31,618	32,658	34,181	33,198	33,180
Marketable debt securities**	6,020	5,345	4,873	5,410	5,908
Subordinated debt**	425	449	65	75	68
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	17,010	17,811	16,640	18,912	17,210
Other liabilities	3,228	3,825	4,466	5,395	3,909
Shareholders’ equity***	9,476	9,592	9,564	9,840	11,173
Other customer funds under management	7	7	6	6	6
Mutual funds	3	2	2	2	2
Pension funds	4	4	4	4	4
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	38,070	38,459	39,125	38,689	39,163

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.99	4.74	4.50	3.97	4.05
NPL coverage	98	103	105	109	108

Spread loans	4.83	4.43	4.48	4.57	4.51

Retail Poland (BZ WBK)

EUR million

Q1 ’12
Income statement
Net interest income	129
Net fees	78
Gains (losses) on financial transactions	10
Other operating income*	1
Gross income	218
Operating expenses	(105)
General administrative expenses	(96)
Personnel	(57)
Other general administrative expenses	(39)
Depreciation and amortisation	(9)
Net operating income	114
Net loan-loss provisions	(20)
Other income	2
Profit before taxes	96
Tax on profit	(21)
Profit from continuing operations	75
Net profit from discontinued operations	—
Consolidated profit	75
Minority interests	2
Attributable profit to the Group	73

*	Including dividends, income from equity-accounted method and other operating income/expenses

31.03.12
Balance sheet
Customer loans**	9,106
Trading portfolio (w/o loans)	769
Available-for-sale financial assets	2,832
Due from credit institutions**	368
Intangible assets and property and equipment	187
Other assets	1,100
Total assets/liabilities & shareholders’ equity	14,363
Customer deposits**	10,028
Marketable debt securities**	—
Subordinated debt**	100
Insurance liabilities	—
Due to credit institutions**	1,690
Other liabilities	677
Shareholders’ equity***	1,867
Other customer funds under management	2,248
Mutual funds	2,059
Pension funds	—
Managed portfolios	188
Savings-insurance policies	—
Customer funds under management	12,376

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	17.05
Efficiency ratio (with amortisations)	47.9
NPL ratio	4.74
NPL coverage	66
Number of employees (direct & indirect)	9,200
Number of branches	526

Retail Poland (BZ WBK)

EUR million

	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	122	122	127	129
Net fees	88	83	76	78
Gains (losses) on financial transactions	20	26	12	10
Other operating income*	18	(2)	(2)	1
Gross income	248	229	213	218
Operating expenses	(114)	(103)	(108)	(105)
General administrative expenses	(105)	(94)	(99)	(96)
Personnel	(61)	(58)	(61)	(57)
Other general administrative expenses	(44)	(36)	(38)	(39)
Depreciation and amortisation	(9)	(9)	(9)	(9)
Net operating income	134	126	105	114
Net loan-loss provisions	(16)	(23)	(21)	(20)
Other income	(0)	(1)	(1)	2
Profit before taxes	118	101	83	96
Tax on profit	(21)	(21)	(21)	(21)
Profit from continuing operations	98	81	62	75
Net profit from discontinued operations	—	—	—	—
Consolidated profit	98	81	62	75
Minority interests	4	2	2	2
Attributable profit to the Group	94	78	60	73

*	Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	8,659	8,219	8,479	9,106
Trading portfolio (w/o loans)	920	985	1,304	769
Available-for-sale financial assets	3,142	2,639	2,617	2,832
Due from credit institutions**	214	410	309	368
Intangible assets and property and equipment	302	261	183	187
Other assets	823	978	645	1,100
Total assets/liabilities & shareholders’ equity	14,061	13,491	13,536	14,363
Customer deposits**	10,217	9,936	10,359	10,028
Marketable debt securities**	—	—	—	—
Subordinated debt**	100	100	99	100
Insurance liabilities	—	—	—	—
Due to credit institutions**	1,800	1,617	1,163	1,690
Other liabilities	595	614	703	677
Shareholders’ equity***	1,349	1,224	1,213	1,867
Other customer funds under management	2,739	2,091	1,926	2,248
Mutual funds	2,443	1,888	1,747	2,059
Pension funds	—	—	—	—
Managed portfolios	296	203	179	188
Savings-insurance policies	—	—	—	—
Customer funds under management	13,055	12,127	12,383	12,376

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	6.43	6.26	4.89	4.74
NPL coverage	67	69	65	66

Retail Poland (BZ WBK)

PLN million

Q1 ’12
Income statement
Net interest income	546
Net fees	330
Gains (losses) on financial transactions	41
Other operating income*	5
Gross income	923
Operating expenses	(442)
General administrative expenses	(405)
Personnel	(241)
Other general administrative expenses	(164)
Depreciation and amortisation	(37)
Net operating income	481
Net loan-loss provisions	(85)
Other income	8
Profit before taxes	404
Tax on profit	(88)
Profit from continuing operations	317
Net profit from discontinued operations	—
Consolidated profit	317
Minority interests	9
Attributable profit to the Group	308

*	Including dividends, income from equity-accounted method and other operating income/expenses

31.03.12
Balance sheet
Customer loans**	37,811
Trading portfolio (w/o loans)	3,193
Available-for-sale financial assets	11,760
Due from credit institutions**	1,528
Intangible assets and property and equipment	776
Other assets	4,569
Total assets/liabilities & shareholders’ equity	59,638
Customer deposits**	41,640
Marketable debt securities**	—
Subordinated debt**	416
Insurance liabilities	—
Due to credit institutions**	7,017
Other liabilities	2,811
Shareholders’ equity***	7,753
Other customer funds under management	9,332
Mutual funds	8,550
Pension funds	—
Managed portfolios	783
Savings-insurance policies	—
Customer funds under management	51,388

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Retail Poland (BZ WBK)

PLN million

	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	483	499	543	546
Net fees	349	339	330	330
Gains (losses) on financial transactions	78	106	55	41
Other operating income*	71	(8)	(9)	5
Gross income	980	936	919	923
Operating expenses	(449)	(421)	(463)	(442)
General administrative expenses	(413)	(386)	(426)	(405)
Personnel	(239)	(237)	(261)	(241)
Other general administrative expenses	(174)	(149)	(166)	(164)
Depreciation and amortisation	(36)	(35)	(37)	(37)
Net operating income	531	515	457	481
Net loan-loss provisions	(62)	(95)	(90)	(85)
Other income	(2)	(5)	(5)	8
Profit before taxes	468	415	362	404
Tax on profit	(82)	(85)	(91)	(88)
Profit from continuing operations	386	330	272	317
Net profit from discontinued operations	—	—	—	—
Consolidated profit	386	330	272	317
Minority interests	15	9	8	9
Attributable profit to the Group	370	321	264	308

*	Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	34,554	36,204	37,801	37,811
Trading portfolio (w/o loans)	3,671	4,337	5,812	3,193
Available-for-sale financial assets	12,539	11,624	11,665	11,760
Due from credit institutions**	855	1,806	1,376	1,528
Intangible assets and property and equipment	1,206	1,149	816	776
Other assets	3,285	4,309	2,876	4,569
Total assets/liabilities & shareholders’ equity	56,109	59,429	60,345	59,638
Customer deposits**	40,770	43,769	46,178	41,640
Marketable debt securities**	—	—	—	—
Subordinated debt**	398	441	441	416
Insurance liabilities	—	—	—	—
Due to credit institutions**	7,182	7,123	5,183	7,017
Other liabilities	2,376	2,705	3,134	2,811
Shareholders’ equity***	5,383	5,392	5,409	7,753
Other customer funds under management	10,928	9,212	8,586	9,332
Mutual funds	9,748	8,316	7,789	8,550
Pension funds	—	—	—	—
Managed portfolios	1,180	896	797	783
Savings-insurance policies	—	—	—	—
Customer funds under management	52,095	53,422	55,205	51,388

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	959	1,152	(193)	(16.8)
Net fees	292	234	59	25.2
Gains (losses) on financial transactions	111	157	(46)	(29.1)
Other operating income*	8	6	2	39.2
Gross income	1,371	1,549	(178)	(11.5)
Operating expenses	(673)	(661)	(12)	1.8
General administrative expenses	(579)	(570)	(9)	1.6
Personnel	(360)	(347)	(12)	3.5
Other general administrative expenses	(220)	(223)	3	(1.3)
Depreciation and amortisation	(94)	(91)	(3)	3.1
Net operating income	698	888	(190)	(21.4)
Net loan-loss provisions	(215)	(152)	(63)	41.7
Other income	(67)	(45)	(22)	47.5
Profit before taxes	416	691	(275)	(39.8)
Tax on profit	(110)	(185)	75	(40.7)
Profit from continuing operations	306	505	(199)	(39.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	306	505	(199)	(39.5)
Minority interests	0	(0)	0	—
Attributable profit to the Group	306	505	(199)	(39.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans***	261,070	232,186	28,884	12.4
Trading portfolio (w/o loans)	36,225	40,965	(4,741)	(11.6)
Available-for-sale financial assets	996	36	960	—
Due from credit institutions***	17,748	29,975	(12,227)	(40.8)
Intangible assets and property and equipment	2,286	2,255	31	1.4
Other assets	47,962	47,557	405	0.9
Total assets/liabilities & shareholders’ equity	366,287	352,975	13,312	3.8
Customer deposits***	191,727	180,382	11,345	6.3
Marketable debt securities***	74,322	62,944	11,378	18.1
Subordinated debt***	8,086	7,352	735	10.0
Insurance liabilities	—	1	(1)	(100.0)
Due to credit institutions***	42,165	63,159	(20,995)	(33.2)
Other liabilities	37,011	26,458	10,553	39.9
Shareholders’ equity****	12,976	12,679	297	2.3
Other customer funds under management	15,674	14,204	1,470	10.3
Mutual funds	15,674	14,204	1,470	10.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	289,809	264,882	24,927	9.4

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

Ratios (%) and other data
ROE**	9.45	15.93	(6.48 p.	)
Efficiency ratio (with amortisations)	49.1	42.7	6.4 p.
NPL ratio	1.82	1.73	0.09 p.
NPL coverage	40	47	(7 p.	)
Number of employees (direct & indirect)	27,381	26,902	479		1.8
Number of branches	1,363	1,412	(49)		(3.5)

United Kingdom

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	1,152	1,066	1,058	1,079	959
Net fees	234	296	281	269	292
Gains (losses) on financial transactions	157	130	87	31	111
Other operating income*	6	6	5	9	8
Gross income	1,549	1,498	1,431	1,388	1,371
Operating expenses	(661)	(636)	(634)	(665)	(673)
General administrative expenses	(570)	(547)	(545)	(581)	(579)
Personnel	(347)	(332)	(358)	(378)	(360)
Other general administrative expenses	(223)	(215)	(187)	(204)	(220)
Depreciation and amortisation	(91)	(88)	(90)	(84)	(94)
Net operating income	888	863	797	723	698
Net loan-loss provisions	(152)	(143)	(173)	(165)	(215)
Other income	(45)	(879)	(30)	(12)	(67)
Profit before taxes	691	(160)	594	546	416
Tax on profit	(185)	36	(164)	(134)	(110)
Profit from continuing operations	505	(124)	429	413	306
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	505	(124)	429	413	306
Minority interests	(0)	0	(0)	0	0
Attributable profit to the Group	505	(124)	429	413	306

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans***	232,186	225,599	238,557	255,699	261,070
Trading portfolio (w/o loans)	40,965	46,625	49,693	41,440	36,225
Available-for-sale financial assets	36	48	1,108	55	996
Due from credit institutions***	29,975	26,441	34,134	16,808	17,748
Intangible assets and property and equipment	2,255	2,198	2,238	2,290	2,286
Other assets	47,557	47,332	43,592	39,855	47,962
Total assets/liabilities & shareholders’ equity	352,975	348,243	369,322	356,147	366,287
Customer deposits***	180,382	182,338	187,141	194,318	191,727
Marketable debt securities***	62,944	72,406	70,438	70,823	74,322
Subordinated debt***	7,352	7,283	7,939	8,260	8,086
Insurance liabilities	1	1	—	—	—
Due to credit institutions***	63,159	44,281	50,816	31,203	42,165
Other liabilities	26,458	29,513	40,110	38,511	37,011
Shareholders’ equity****	12,679	12,422	12,877	13,032	12,976
Other customer funds under management	14,204	14,532	14,686	15,744	15,674
Mutual funds	14,204	14,532	14,686	15,744	15,674
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	264,882	276,558	280,205	289,145	289,809

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

Other information
NPL ratio	1.73	1.81	1.86	1.84	1.82
NPL coverage	47	43	42	40	40

Spread (Retail Banking)	2.08	2.00	2.01	2.03	1.98
Spread loans	2.40	2.40	2.46	2.53	2.57
Spread deposits	(0.32)	(0.40)	(0.45)	(0.50)	(0.59)

United Kingdom

£ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	800	984	(183)	(18.6)
Net fees	244	199	45	22.4
Gains (losses) on financial transactions	93	134	(41)	(30.6)
Other operating income*	7	5	2	36.0
Gross income	1,144	1,322	(178)	(13.5)
Operating expenses	(562)	(564)	3	(0.5)
General administrative expenses	(483)	(486)	3	(0.6)
Personnel	(300)	(297)	(4)	1.2
Other general administrative expenses	(183)	(190)	7	(3.6)
Depreciation and amortisation	(78)	(78)	(1)	0.8
Net operating income	582	758	(176)	(23.2)
Net loan-loss provisions	(179)	(129)	(50)	38.5
Other income	(56)	(39)	(17)	44.2
Profit before taxes	347	590	(243)	(41.1)
Tax on profit	(92)	(158)	67	(42.0)
Profit from continuing operations	255	431	(176)	(40.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	255	431	(176)	(40.8)
Minority interests	0	(0)	0	—
Attributable profit to the Group	255	431	(176)	(40.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans***	217,706	205,183	12,523	6.1
Trading portfolio (w/o loans)	30,208	36,201	(5,993)	(16.6)
Available-for-sale financial assets	831	32	799	—
Due from credit institutions***	14,800	26,489	(11,689)	(44.1)
Intangible assets and property and equipment	1,906	1,993	(87)	(4.3)
Other assets	39,996	42,026	(2,030)	(4.8)
Total assets/liabilities & shareholders’ equity	305,446	311,924	(6,477)	(2.1)
Customer deposits***	159,881	159,403	478	0.3
Marketable debt securities***	61,977	55,624	6,353	11.4
Subordinated debt***	6,743	6,497	246	3.8
Insurance liabilities	—	1	(1)	(100.0)
Due to credit institutions***	35,161	55,814	(20,653)	(37.0)
Other liabilities	30,863	23,381	7,482	32.0
Shareholders’ equity****	10,821	11,204	(384)	(3.4)
Other customer funds under management	13,070	12,552	518	4.1
Mutual funds	13,070	12,552	518	4.1
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	241,672	234,076	7,595	3.2

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

United Kingdom

£ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	984	942	929	924	800
Net fees	199	260	246	230	244
Gains (losses) on financial transactions	134	115	77	26	93
Other operating income*	5	6	4	8	7
Gross income	1,322	1,322	1,256	1,188	1,144
Operating expenses	(564)	(561)	(557)	(570)	(562)
General administrative expenses	(486)	(483)	(478)	(498)	(483)
Personnel	(297)	(293)	(314)	(324)	(300)
Other general administrative expenses	(190)	(190)	(164)	(174)	(183)
Depreciation and amortisation	(78)	(78)	(79)	(72)	(78)
Net operating income	758	761	700	618	582
Net loan-loss provisions	(129)	(127)	(152)	(141)	(179)
Other income	(39)	(764)	(29)	(7)	(56)
Profit before taxes	590	(129)	519	470	347
Tax on profit	(158)	28	(144)	(115)	(92)
Profit from continuing operations	431	(101)	375	355	255
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	431	(101)	375	355	255
Minority interests	(0)	0	(0)	0	0
Attributable profit to the Group	431	(101)	375	355	255

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans***	205,183	203,614	206,745	213,586	217,706
Trading portfolio (w/o loans)	36,201	42,081	43,066	34,615	30,208
Available-for-sale financial assets	32	43	960	46	831
Due from credit institutions***	26,489	23,864	29,582	14,040	14,800
Intangible assets and property and equipment	1,993	1,984	1,940	1,913	1,906
Other assets	42,026	42,720	37,779	33,291	39,996
Total assets/liabilities & shareholders’ equity	311,924	314,307	320,073	297,490	305,446
Customer deposits***	159,403	164,569	162,186	162,314	159,881
Marketable debt securities***	55,624	65,350	61,045	59,159	61,977
Subordinated debt***	6,497	6,573	6,881	6,899	6,743
Insurance liabilities	1	1	—	—	—
Due to credit institutions***	55,814	39,966	44,040	26,064	35,161
Other liabilities	23,381	26,637	34,761	32,169	30,863
Shareholders’ equity****	11,204	11,212	11,160	10,886	10,821
Other customer funds under management	12,552	13,116	12,728	13,151	13,070
Mutual funds	12,552	13,116	12,728	13,151	13,070
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	234,076	249,608	242,839	241,523	241,672

***	Including all on-balance sheet balances for this item
****	Not including profit of the year

Latin America

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	4,650	3,950	700	17.7
Net fees	1,327	1,256	71	5.6
Gains (losses) on financial transactions	247	309	(62)	(20.0)
Other operating income*	(49)	(21)	(28)	130.6
Gross income	6,175	5,494	681	12.4
Operating expenses	(2,298)	(2,127)	(171)	8.1
General administrative expenses	(2,090)	(1,913)	(177)	9.3
Personnel	(1,184)	(1,092)	(92)	8.4
Other general administrative expenses	(907)	(821)	(85)	10.4
Depreciation and amortisation	(208)	(214)	6	(2.8)
Net operating income	3,876	3,367	510	15.1
Net loan-loss provisions	(1,742)	(1,251)	(491)	39.2
Other income	(248)	(223)	(25)	11.2
Profit before taxes	1,887	1,893	(6)	(0.3)
Tax on profit	(430)	(429)	(1)	0.3
Profit from continuing operations	1,457	1,465	(7)	(0.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,457	1,465	(7)	(0.5)
Minority interests	239	195	44	22.7
Attributable profit to the Group	1,218	1,270	(52)	(4.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	141,411	124,691	16,720	13.4
Trading portfolio (w/o loans)	31,489	28,754	2,735	9.5
Available-for-sale financial assets	24,935	31,659	(6,724)	(21.2)
Due from credit institutions**	25,567	21,288	4,279	20.1
Intangible assets and property and equipment	4,355	4,669	(314)	(6.7)
Other assets	47,729	58,413	(10,684)	(18.3)
Total assets/liabilities & shareholders’ equity	275,486	269,474	6,012	2.2
Customer deposits**	143,065	135,034	8,031	5.9
Marketable debt securities**	26,167	18,681	7,485	40.1
Subordinated debt**	6,100	5,586	514	9.2
Insurance liabilities	—	9,431	(9,431)	(100.0)
Due to credit institutions**	34,622	38,597	(3,976)	(10.3)
Other liabilities	41,855	39,616	2,239	5.7
Shareholders’ equity***	23,677	22,527	1,149	5.1
Other customer funds under management	73,185	77,673	(4,488)	(5.8)
Mutual funds	59,080	63,588	(4,508)	(7.1)
Pension funds	—	—	—	—
Managed portfolios	14,105	13,252	853	6.4
Savings-insurance policies	—	833	(833)	(100.0)
Customer funds under management	248,518	236,975	11,543	4.9

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	20.89	22.61	(1.72 p.	)
Efficiency ratio (with amortisations)	37.2	38.7	(1.5 p.	)
NPL ratio	4.67	4.01	0.66 p.
NPL coverage	92	107	(16 p.	)
Number of employees (direct & indirect)	92,244	89,866	2,378		2.6
Number of branches	6,053	5,895	158		2.7

Latin America

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	3,950	4,014	4,096	4,289	4,650
Net fees	1,256	1,264	1,266	1,207	1,327
Gains (losses) on financial transactions	309	399	255	104	247
Other operating income*	(21)	(63)	(30)	(29)	(49)
Gross income	5,494	5,614	5,586	5,571	6,175
Operating expenses	(2,127)	(2,150)	(2,242)	(2,350)	(2,298)
General administrative expenses	(1,913)	(1,927)	(2,011)	(2,098)	(2,090)
Personnel	(1,092)	(1,081)	(1,118)	(1,157)	(1,184)
Other general administrative expenses	(821)	(846)	(893)	(940)	(907)
Depreciation and amortisation	(214)	(223)	(231)	(252)	(208)
Net operating income	3,367	3,464	3,345	3,221	3,876
Net loan-loss provisions	(1,251)	(1,474)	(1,535)	(1,187)	(1,742)
Other income	(223)	(277)	(208)	(312)	(248)
Profit before taxes	1,893	1,713	1,602	1,722	1,887
Tax on profit	(429)	(339)	(385)	(397)	(430)
Profit from continuing operations	1,465	1,374	1,217	1,325	1,457
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,465	1,374	1,217	1,325	1,457
Minority interests	195	186	146	189	239
Attributable profit to the Group	1,270	1,188	1,071	1,136	1,218

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	124,691	132,095	131,288	139,867	141,411
Trading portfolio (w/o loans)	28,754	35,839	36,144	31,705	31,489
Available-for-sale financial assets	31,659	34,417	26,604	26,186	24,935
Due from credit institutions**	21,288	22,667	24,282	19,181	25,567
Intangible assets and property and equipment	4,669	4,766	4,443	4,312	4,355
Other assets	58,413	60,547	55,828	53,594	47,729
Total assets/liabilities & shareholders’ equity	269,474	290,331	278,590	274,845	275,486
Customer deposits**	135,034	138,596	130,628	134,078	143,065
Marketable debt securities**	18,681	22,495	22,224	23,253	26,167
Subordinated debt**	5,586	5,864	5,658	6,015	6,100
Insurance liabilities	9,431	9,809	8,965	—	—
Due to credit institutions**	38,597	47,058	44,206	46,813	34,622
Other liabilities	39,616	44,823	46,931	45,170	41,855
Shareholders’ equity***	22,527	21,687	19,978	19,516	23,677
Other customer funds under management	77,673	76,290	70,913	69,902	73,185
Mutual funds	63,588	62,433	56,691	55,829	59,080
Pension funds	—	—	—	—	—
Managed portfolios	13,252	12,973	13,515	14,073	14,105
Savings-insurance policies	833	884	707	—	—
Customer funds under management	236,975	243,244	229,422	233,248	248,518

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.01	4.20	4.10	4.32	4.67
NPL coverage	107	105	102	97	92

Latin America

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	6,094	5,401	693	12.8
Net fees	1,739	1,717	22	1.3
Gains (losses) on financial transactions	324	422	(98)	(23.3)
Other operating income*	(64)	(29)	(35)	121.0
Gross income	8,092	7,511	581	7.7
Operating expenses	(3,012)	(2,908)	(104)	3.6
General administrative expenses	(2,740)	(2,616)	(124)	4.7
Personnel	(1,552)	(1,493)	(59)	3.9
Other general administrative expenses	(1,188)	(1,123)	(65)	5.8
Depreciation and amortisation	(272)	(292)	20	(6.8)
Net operating income	5,080	4,603	477	10.4
Net loan-loss provisions	(2,282)	(1,710)	(572)	33.5
Other income	(325)	(305)	(20)	6.6
Profit before taxes	2,473	2,588	(115)	(4.5)
Tax on profit	(563)	(586)	23	(3.9)
Profit from continuing operations	1,910	2,002	(92)	(4.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,910	2,002	(92)	(4.6)
Minority interests	314	267	47	17.7
Attributable profit to the Group	1,596	1,736	(140)	(8.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	188,868	177,149	11,720	6.6
Trading portfolio (w/o loans)	42,057	40,851	1,206	3.0
Available-for-sale financial assets	33,304	44,978	(11,674)	(26.0)
Due from credit institutions**	34,147	30,244	3,903	12.9
Intangible assets and property and equipment	5,817	6,633	(817)	(12.3)
Other assets	63,746	82,987	(19,240)	(23.2)
Total assets/liabilities & shareholders’ equity	367,939	382,841	(14,902)	(3.9)
Customer deposits**	191,078	191,843	(765)	(0.4)
Marketable debt securities**	34,948	26,541	8,407	31.7
Subordinated debt**	8,148	7,936	212	2.7
Insurance liabilities	—	13,399	(13,399)	(100.0)
Due to credit institutions**	46,241	54,835	(8,595)	(15.7)
Other liabilities	55,902	56,283	(381)	(0.7)
Shareholders’ equity***	31,623	32,005	(382)	(1.2)
Other customer funds under management	97,746	110,350	(12,604)	(11.4)
Mutual funds	78,908	90,340	(11,432)	(12.7)
Pension funds	—	—	—	—
Managed portfolios	18,838	18,827	12	0.1
Savings-insurance policies	—	1,184	(1,184)	(100.0)
Customer funds under management	331,920	336,670	(4,750)	(1.4)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	5,401	5,767	5,783	5,780	6,094
Net fees	1,717	1,816	1,788	1,620	1,739
Gains (losses) on financial transactions	422	571	360	131	324
Other operating income*	(29)	(89)	(43)	(39)	(64)
Gross income	7,511	8,064	7,888	7,492	8,092
Operating expenses	(2,908)	(3,089)	(3,165)	(3,168)	(3,012)
General administrative expenses	(2,616)	(2,769)	(2,839)	(2,827)	(2,740)
Personnel	(1,493)	(1,554)	(1,578)	(1,559)	(1,552)
Other general administrative expenses	(1,123)	(1,215)	(1,260)	(1,268)	(1,188)
Depreciation and amortisation	(292)	(320)	(326)	(341)	(272)
Net operating income	4,603	4,975	4,724	4,324	5,080
Net loan-loss provisions	(1,710)	(2,111)	(2,167)	(1,586)	(2,282)
Other income	(305)	(396)	(294)	(423)	(325)
Profit before taxes	2,588	2,468	2,263	2,315	2,473
Tax on profit	(586)	(490)	(544)	(534)	(563)
Profit from continuing operations	2,002	1,978	1,720	1,781	1,910
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	2,002	1,978	1,720	1,781	1,910
Minority interests	267	268	206	255	314
Attributable profit to the Group	1,736	1,710	1,513	1,526	1,596

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	177,149	190,917	177,279	180,974	188,868
Trading portfolio (w/o loans)	40,851	51,798	48,805	41,023	42,057
Available-for-sale financial assets	44,978	49,743	35,923	33,882	33,304
Due from credit institutions**	30,244	32,761	32,788	24,819	34,147
Intangible assets and property and equipment	6,633	6,888	6,000	5,579	5,817
Other assets	82,987	87,509	75,385	69,346	63,746
Total assets/liabilities & shareholders’ equity	382,841	419,616	376,179	355,622	367,939
Customer deposits**	191,843	200,313	176,387	173,483	191,078
Marketable debt securities**	26,541	32,512	30,010	30,087	34,948
Subordinated debt**	7,936	8,475	7,639	7,783	8,148
Insurance liabilities	13,399	14,177	12,105	—	—
Due to credit institutions**	54,835	68,012	59,692	60,571	46,241
Other liabilities	56,283	64,783	63,372	58,446	55,902
Shareholders’ equity***	32,005	31,344	26,976	25,251	31,623
Other customer funds under management	110,350	110,262	95,753	90,446	97,746
Mutual funds	90,340	90,234	76,550	72,237	78,908
Pension funds	—	—	—	—	—
Managed portfolios	18,827	18,749	18,249	18,209	18,838
Savings-insurance policies	1,184	1,278	954	—	—
Customer funds under management	336,670	351,561	309,789	301,800	331,920

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	Q1 ’12	Q1 ’11	Var. (%)	Q1 ’12	Q1 ’11	Var. (%)	Q1 ’12	Q1 ’11	Var. (%)

Brazil	4,353	3,886	12.0	2,825	2,445	15.5	647	732	(11.6)
Mexico	677	608	11.4	428	379	13.1	296	256	15.6
Chile	564	511	10.3	352	321	9.7	133	162	(18.1)
Argentina	279	217	29.0	146	113	29.3	78	70	12.6
Uruguay	59	36	61.9	18	8	136.0	12	4	201.4
Puerto Rico	89	84	4.9	42	41	2.5	11	8	38.5
Colombia	63	46	37.8	31	18	72.0	15	11	34.3
Rest	12	33	(63.7)	(12)	3	—	(9)	(4)	112.7
Subtotal	6,095	5,421	12.4	3,831	3,327	15.1	1,184	1,239	(4.5)
Santander Private Banking	79	73	8.9	46	40	15.4	34	31	11.6
Total	6,175	5,494	12.4	3,876	3,367	15.1	1,218	1,270	(4.1)

Latin America. Results

US$ million

	Gross income			Net operating income			Attributable profit to the Group
	Q1 ’12	Q1 ’11	Var. (%)	Q1 ’12	Q1 ’11	Var. (%)	Q1 ’12	Q1 ’11	Var. (%)

Brazil	8,092	7,511	7.7	5,080	4,603	10.4	1,596	1,736	(8.0)
Mexico	887	831	6.8	561	518	8.4	388	350	10.8
Chile	739	699	5.7	461	438	5.2	174	222	(21.5)
Argentina	366	296	23.7	191	154	23.9	103	95	7.9
Uruguay	77	50	55.2	23	10	126.2	16	6	188.9
Puerto Rico	116	115	0.5	56	57	(1.8)	14	11	32.8
Colombia	82	62	32.1	41	25	64.8	20	15	28.7
Rest	16	46	(65.2)	(15)	4	—	(12)	(6)	103.9
Subtotal	7,988	7,411	7.8	5,020	4,549	10.4	1,551	1,694	(8.4)
Santander Private Banking	104	100	4.4	60	54	10.6	45	42	7.0
Total	5,705	5,313	7.4	3,702	3,343	10.8	848	1,001	(15.2)

Brazil

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	3,376	2,911	464	15.9
Net fees	848	810	38	4.7
Gains (losses) on financial transactions	170	195	(25)	(12.8)
Other operating income*	(41)	(31)	(10)	32.1
Gross income	4,353	3,886	467	12.0
Operating expenses	(1,528)	(1,441)	(87)	6.1
General administrative expenses	(1,393)	(1,295)	(98)	7.6
Personnel	(777)	(726)	(51)	7.0
Other general administrative expenses	(616)	(569)	(47)	8.3
Depreciation and amortisation	(135)	(146)	11	(7.2)
Net operating income	2,825	2,445	380	15.5
Net loan-loss provisions	(1,490)	(1,046)	(444)	42.5
Other income	(222)	(227)	5	(2.2)
Profit before taxes	1,112	1,172	(59)	(5.1)
Tax on profit	(285)	(290)	5	(1.7)
Profit from continuing operations	827	881	(54)	(6.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	827	881	(54)	(6.2)
Minority interests	179	149	30	20.3
Attributable profit to the Group	647	732	(85)	(11.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	78,083	69,447	8,636	12.4
Trading portfolio (w/o loans)	10,977	10,567	410	3.9
Available-for-sale financial assets	15,261	22,584	(7,322)	(32.4)
Due from credit institutions**	12,965	10,966	1,999	18.2
Intangible assets and property and equipment	3,262	3,679	(417)	(11.3)
Other assets	34,293	40,534	(6,240)	(15.4)
Total assets/liabilities & shareholders’ equity	154,841	157,776	(2,935)	(1.9)
Customer deposits**	76,352	75,605	747	1.0
Marketable debt securities**	18,872	11,780	7,092	60.2
Subordinated debt**	4,604	4,325	279	6.4
Insurance liabilities	—	8,679	(8,679)	(100.0)
Due to credit institutions**	17,193	22,091	(4,897)	(22.2)
Other liabilities	24,731	23,612	1,119	4.7
Shareholders’ equity***	13,089	11,684	1,405	12.0
Other customer funds under management	44,407	50,822	(6,416)	(12.6)
Mutual funds	41,247	46,705	(5,459)	(11.7)
Pension funds	—	—	—	—
Managed portfolios	3,160	3,568	(408)	(11.4)
Savings-insurance policies	—	549	(549)	(100.0)
Customer funds under management	144,235	142,533	1,702	1.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	20.45	24.91	(4.46 p.	)
Efficiency ratio (with amortisations)	35.1	37.1	(2.0 p.	)
NPL ratio	5.76	4.85	0.91 p.
NPL coverage	90	104	(14 p.	)
Number of employees (direct & indirect)	54,848	54,144	704		1.3
Number of branches	3,776	3,703	73		2.0

Brazil

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	2,911	2,938	2,997	3,133	3,376
Net fees	810	840	826	778	848
Gains (losses) on financial transactions	195	277	219	66	170
Other operating income*	(31)	(85)	(35)	(25)	(41)
Gross income	3,886	3,969	4,007	3,951	4,353
Operating expenses	(1,441)	(1,446)	(1,499)	(1,567)	(1,528)
General administrative expenses	(1,295)	(1,288)	(1,337)	(1,387)	(1,393)
Personnel	(726)	(706)	(732)	(760)	(777)
Other general administrative expenses	(569)	(582)	(606)	(627)	(616)
Depreciation and amortisation	(146)	(157)	(162)	(180)	(135)
Net operating income	2,445	2,524	2,508	2,384	2,825
Net loan-loss provisions	(1,046)	(1,255)	(1,239)	(968)	(1,490)
Other income	(227)	(272)	(283)	(309)	(222)
Profit before taxes	1,172	997	986	1,106	1,112
Tax on profit	(290)	(217)	(282)	(337)	(285)
Profit from continuing operations	881	780	704	769	827
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	881	780	704	769	827
Minority interests	149	131	112	132	179
Attributable profit to the Group	732	649	592	637	647

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	69,447	73,320	71,736	78,408	78,083
Trading portfolio (w/o loans)	10,567	14,407	13,327	12,994	10,977
Available-for-sale financial assets	22,584	24,596	18,221	18,422	15,261
Due from credit institutions**	10,966	10,134	9,818	8,490	12,965
Intangible assets and property and equipment	3,679	3,773	3,469	3,228	3,262
Other assets	40,534	44,696	42,127	36,612	34,293
Total assets/liabilities & shareholders’ equity	157,776	170,927	158,697	158,157	154,841
Customer deposits**	75,605	78,188	71,211	72,405	76,352
Marketable debt securities**	11,780	14,553	15,379	16,154	18,872
Subordinated debt**	4,325	4,547	4,230	4,515	4,604
Insurance liabilities	8,679	8,980	8,178	—	—
Due to credit institutions**	22,091	27,218	24,777	28,847	17,193
Other liabilities	23,612	25,954	24,800	25,795	24,731
Shareholders’ equity***	11,684	11,488	10,123	10,440	13,089
Other customer funds under management	50,822	49,756	44,481	42,785	44,407
Mutual funds	46,705	45,397	40,623	39,414	41,247
Pension funds	—	—	—	—	—
Managed portfolios	3,568	3,791	3,449	3,371	3,160
Savings-insurance policies	549	567	410	—	—
Customer funds under management	142,533	147,043	135,300	135,859	144,235

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.85	5.05	5.05	5.38	5.76
NPL coverage	104	102	100	95	90

Spread (Retail Banking)	15.84	16.17	15.41	15.44	15.17
Spread loans	14.72	15.05	14.23	14.44	14.44
Spread deposits	1.12	1.12	1.18	1.00	0.73

Brazil

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	4,424	3,980	444	11.1
Net fees	1,112	1,108	4	0.3
Gains (losses) on financial transactions	222	266	(44)	(16.4)
Other operating income*	(53)	(42)	(11)	26.6
Gross income	5,705	5,313	392	7.4
Operating expenses	(2,003)	(1,970)	(33)	1.7
General administrative expenses	(1,826)	(1,771)	(55)	3.1
Personnel	(1,018)	(993)	(25)	2.5
Other general administrative expenses	(808)	(778)	(30)	3.8
Depreciation and amortisation	(177)	(199)	22	(11.1)
Net operating income	3,702	3,343	359	10.8
Net loan-loss provisions	(1,953)	(1,430)	(523)	36.6
Other income	(291)	(311)	20	(6.3)
Profit before taxes	1,458	1,602	(144)	(9.0)
Tax on profit	(374)	(397)	23	(5.7)
Profit from continuing operations	1,084	1,205	(121)	(10.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,084	1,205	(121)	(10.1)
Minority interests	235	204	31	15.3
Attributable profit to the Group	848	1,001	(153)	(15.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	104,287	98,663	5,625	5.7
Trading portfolio (w/o loans)	14,661	15,012	(351)	(2.3)
Available-for-sale financial assets	20,383	32,085	(11,702)	(36.5)
Due from credit institutions**	17,316	15,580	1,736	11.1
Intangible assets and property and equipment	4,357	5,227	(870)	(16.6)
Other assets	45,802	57,586	(11,784)	(20.5)
Total assets/liabilities & shareholders’ equity	206,806	224,153	(17,346)	(7.7)
Customer deposits**	101,976	107,412	(5,436)	(5.1)
Marketable debt securities**	25,205	16,736	8,470	50.6
Subordinated debt**	6,149	6,145	4	0.1
Insurance liabilities	—	12,330	(12,330)	(100.0)
Due to credit institutions**	22,964	31,384	(8,421)	(26.8)
Other liabilities	33,031	33,546	(515)	(1.5)
Shareholders’ equity***	17,481	16,599	882	5.3
Other customer funds under management	59,310	72,203	(12,894)	(17.9)
Mutual funds	55,089	66,354	(11,265)	(17.0)
Pension funds	—	—	—	—
Managed portfolios	4,220	5,069	(849)	(16.8)
Savings-insurance policies	—	779	(779)	(100.0)
Customer funds under management	192,640	202,497	(9,856)	(4.9)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	3,980	4,222	4,232	4,221	4,424
Net fees	1,108	1,206	1,166	1,043	1,112
Gains (losses) on financial transactions	266	395	310	81	222
Other operating income*	(42)	(121)	(50)	(33)	(53)
Gross income	5,313	5,702	5,658	5,313	5,705
Operating expenses	(1,970)	(2,078)	(2,116)	(2,112)	(2,003)
General administrative expenses	(1,771)	(1,852)	(1,888)	(1,869)	(1,826)
Personnel	(993)	(1,016)	(1,033)	(1,024)	(1,018)
Other general administrative expenses	(778)	(836)	(855)	(845)	(808)
Depreciation and amortisation	(199)	(226)	(228)	(243)	(177)
Net operating income	3,343	3,624	3,542	3,201	3,702
Net loan-loss provisions	(1,430)	(1,796)	(1,749)	(1,292)	(1,953)
Other income	(311)	(390)	(400)	(418)	(291)
Profit before taxes	1,602	1,439	1,392	1,490	1,458
Tax on profit	(397)	(314)	(398)	(457)	(374)
Profit from continuing operations	1,205	1,125	995	1,034	1,084
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,205	1,125	995	1,034	1,084
Minority interests	204	190	158	178	235
Attributable profit to the Group	1,001	935	837	856	848

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	98,663	105,970	96,865	101,452	104,287
Trading portfolio (w/o loans)	15,012	20,822	17,996	16,814	14,661
Available-for-sale financial assets	32,085	35,548	24,604	23,837	20,383
Due from credit institutions**	15,580	14,647	13,257	10,986	17,316
Intangible assets and property and equipment	5,227	5,454	4,684	4,177	4,357
Other assets	57,586	64,600	56,883	47,373	45,802
Total assets/liabilities & shareholders’ equity	224,153	247,041	214,288	204,639	206,806
Customer deposits**	107,412	113,005	96,156	93,685	101,976
Marketable debt securities**	16,736	21,033	20,766	20,902	25,205
Subordinated debt**	6,145	6,572	5,711	5,842	6,149
Insurance liabilities	12,330	12,979	11,043	—	—
Due to credit institutions**	31,384	39,338	33,456	37,325	22,964
Other liabilities	33,546	37,511	33,488	33,376	33,031
Shareholders’ equity***	16,599	16,604	13,669	13,509	17,481
Other customer funds under management	72,203	71,912	60,063	55,359	59,310
Mutual funds	66,354	65,613	54,853	50,997	55,089
Pension funds	—	—	—	—	—
Managed portfolios	5,069	5,479	4,657	4,362	4,220
Savings-insurance policies	779	820	554	—	—
Customer funds under management	202,497	212,521	182,696	175,788	192,640

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	7,817	6,635	1,182	17.8
Net fees	1,964	1,847	117	6.4
Gains (losses) on financial transactions	393	444	(51)	(11.4)
Other operating income*	(94)	(70)	(24)	34.2
Gross income	10,080	8,855	1,225	13.8
Operating expenses	(3,539)	(3,284)	(255)	7.8
General administrative expenses	(3,225)	(2,951)	(274)	9.3
Personnel	(1,798)	(1,655)	(144)	8.7
Other general administrative expenses	(1,427)	(1,296)	(131)	10.1
Depreciation and amortisation	(313)	(332)	19	(5.7)
Net operating income	6,541	5,571	970	17.4
Net loan-loss provisions	(3,450)	(2,383)	(1,067)	44.8
Other income	(515)	(518)	3	(0.7)
Profit before taxes	2,576	2,670	(94)	(3.5)
Tax on profit	(661)	(662)	1	(0.1)
Profit from continuing operations	1,914	2,008	(94)	(4.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,914	2,008	(94)	(4.7)
Minority interests	416	340	76	22.3
Attributable profit to the Group	1,499	1,668	(169)	(10.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	189,921	160,130	29,791	18.6
Trading portfolio (w/o loans)	26,699	24,365	2,334	9.6
Available-for-sale financial assets	37,120	52,074	(14,953)	(28.7)
Due from credit institutions**	31,534	25,286	6,249	24.7
Intangible assets and property and equipment	7,935	8,484	(549)	(6.5)
Other assets	83,411	93,462	(10,051)	(10.8)
Total assets/liabilities & shareholders’ equity	376,621	363,800	12,820	3.5
Customer deposits**	185,712	174,331	11,381	6.5
Marketable debt securities**	45,902	27,162	18,740	69.0
Subordinated debt**	11,199	9,974	1,225	12.3
Insurance liabilities	—	20,011	(20,011)	(100.0)
Due to credit institutions**	41,820	50,937	(9,117)	(17.9)
Other liabilities	60,153	54,445	5,708	10.5
Shareholders’ equity***	31,835	26,941	4,894	18.2
Other customer funds under management	108,010	117,186	(9,176)	(7.8)
Mutual funds	100,325	107,693	(7,369)	(6.8)
Pension funds	—	—	—	—
Managed portfolios	7,685	8,228	(542)	(6.6)
Savings-insurance policies	—	1,265	(1,265)	(100.0)
Customer funds under management	350,823	328,653	22,171	6.7

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	6,635	6,745	6,905	7,562	7,817
Net fees	1,847	1,927	1,902	1,886	1,964
Gains (losses) on financial transactions	444	635	506	174	393
Other operating income*	(70)	(196)	(82)	(63)	(94)
Gross income	8,855	9,112	9,231	9,558	10,080
Operating expenses	(3,284)	(3,319)	(3,453)	(3,781)	(3,539)
General administrative expenses	(2,951)	(2,958)	(3,080)	(3,348)	(3,225)
Personnel	(1,655)	(1,621)	(1,685)	(1,835)	(1,798)
Other general administrative expenses	(1,296)	(1,336)	(1,395)	(1,513)	(1,427)
Depreciation and amortisation	(332)	(361)	(372)	(433)	(313)
Net operating income	5,571	5,793	5,778	5,778	6,541
Net loan-loss provisions	(2,383)	(2,878)	(2,854)	(2,362)	(3,450)
Other income	(518)	(625)	(652)	(744)	(515)
Profit before taxes	2,670	2,290	2,272	2,671	2,576
Tax on profit	(662)	(498)	(649)	(808)	(661)
Profit from continuing operations	2,008	1,791	1,623	1,863	1,914
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	2,008	1,791	1,623	1,863	1,914
Minority interests	340	302	257	320	416
Attributable profit to the Group	1,668	1,489	1,366	1,543	1,499

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	160,130	165,711	179,820	189,427	189,921
Trading portfolio (w/o loans)	24,365	32,561	33,407	31,393	26,699
Available-for-sale financial assets	52,074	55,588	45,674	44,507	37,120
Due from credit institutions**	25,286	22,905	24,610	20,512	31,534
Intangible assets and property and equipment	8,484	8,528	8,695	7,800	7,935
Other assets	93,462	101,018	105,599	88,452	83,411
Total assets/liabilities & shareholders’ equity	363,800	386,312	397,805	382,090	376,621
Customer deposits**	174,331	176,713	178,504	174,923	185,712
Marketable debt securities**	27,162	32,890	38,549	39,027	45,902
Subordinated debt**	9,974	10,276	10,603	10,908	11,199
Insurance liabilities	20,011	20,295	20,500	—	—
Due to credit institutions**	50,937	61,515	62,107	69,691	41,820
Other liabilities	54,445	58,658	62,167	62,318	60,153
Shareholders’ equity***	26,941	25,964	25,374	25,222	31,835
Other customer funds under management	117,186	112,453	111,501	103,364	108,010
Mutual funds	107,693	102,603	101,829	95,220	100,325
Pension funds	—	—	—	—	—
Managed portfolios	8,228	8,568	8,644	8,144	7,685
Savings-insurance policies	1,265	1,282	1,028	—	—
Customer funds under management	328,653	332,332	339,157	328,222	350,823

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	477	401	76	18.8
Net fees	180	159	20	12.8
Gains (losses) on financial transactions	31	51	(20)	(39.1)
Other operating income*	(10)	(4)	(7)	188.6
Gross income	677	608	69	11.4
Operating expenses	(249)	(229)	(20)	8.6
General administrative expenses	(219)	(202)	(17)	8.7
Personnel	(127)	(118)	(9)	7.7
Other general administrative expenses	(92)	(84)	(8)	10.0
Depreciation and amortisation	(30)	(27)	(2)	8.3
Net operating income	428	379	50	13.1
Net loan-loss provisions	(78)	(63)	(15)	23.0
Other income	(2)	(6)	4	(65.0)
Profit before taxes	348	310	39	12.5
Tax on profit	(52)	(53)	1	(2.4)
Profit from continuing operations	296	256	40	15.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	296	256	40	15.6
Minority interests	0	0	0	16.5
Attributable profit to the Group	296	256	40	15.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	19,146	15,907	3,239	20.4
Trading portfolio (w/o loans)	15,296	12,232	3,064	25.0
Available-for-sale financial assets	3,647	3,272	375	11.5
Due from credit institutions**	6,328	3,739	2,589	69.2
Intangible assets and property and equipment	378	382	(4)	(1.1)
Other assets	4,411	4,120	292	7.1
Total assets/liabilities & shareholders’ equity	49,205	39,651	9,555	24.1
Customer deposits**	26,120	20,528	5,592	27.2
Marketable debt securities**	1,312	1,202	110	9.1
Subordinated debt**	—	—	—	—
Insurance liabilities	—	415	(415)	(100.0)
Due to credit institutions**	8,784	5,873	2,911	49.6
Other liabilities	8,551	6,939	1,612	23.2
Shareholders’ equity***	4,438	4,693	(255)	(5.4)
Other customer funds under management	10,503	10,481	22	0.2
Mutual funds	10,503	10,257	246	2.4
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	224	(224)	(100.0)
Customer funds under management	37,936	32,211	5,724	17.8

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	27.03	22.45	4.58 p.
Efficiency ratio (with amortisations)	36.7	37.7	(0.9 p.	)
NPL ratio	1.61	1.58	0.03 p.
NPL coverage	195	234	(39 p.	)
Number of employees (direct & indirect)	13,032	12,337	695		5.6
Number of branches	1,125	1,099	26		2.4

Mexico

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	401	409	430	423	477
Net fees	159	147	154	143	180
Gains (losses) on financial transactions	51	59	(7)	(5)	31
Other operating income*	(4)	2	(3)	(4)	(10)
Gross income	608	618	575	557	677
Operating expenses	(229)	(239)	(251)	(270)	(249)
General administrative expenses	(202)	(211)	(224)	(243)	(219)
Personnel	(118)	(117)	(115)	(116)	(127)
Other general administrative expenses	(84)	(94)	(109)	(127)	(92)
Depreciation and amortisation	(27)	(27)	(27)	(27)	(30)
Net operating income	379	380	324	287	428
Net loan-loss provisions	(63)	(93)	(95)	(85)	(78)
Other income	(6)	(1)	60	(20)	(2)
Profit before taxes	310	285	289	182	348
Tax on profit	(53)	(54)	(44)	24	(52)
Profit from continuing operations	256	231	245	205	296
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	256	231	245	205	296
Minority interests	0	0	0	1	0
Attributable profit to the Group	256	230	245	205	296

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	15,907	17,722	17,477	18,185	19,146
Trading portfolio (w/o loans)	12,232	14,772	14,377	12,171	15,296
Available-for-sale financial assets	3,272	2,775	2,514	3,410	3,647
Due from credit institutions**	3,739	5,795	7,462	4,463	6,328
Intangible assets and property and equipment	382	374	339	369	378
Other assets	4,120	4,820	3,890	4,253	4,411
Total assets/liabilities & shareholders’ equity	39,651	46,257	46,058	42,852	49,205
Customer deposits**	20,528	20,824	19,615	21,459	26,120
Marketable debt securities**	1,202	2,209	1,504	1,324	1,312
Subordinated debt**	—	—	—	—	—
Insurance liabilities	415	456	428	—	—
Due to credit institutions**	5,873	9,460	10,009	7,591	8,784
Other liabilities	6,939	8,792	10,253	8,715	8,551
Shareholders’ equity***	4,693	4,516	4,248	3,763	4,438
Other customer funds under management	10,481	10,933	9,765	9,432	10,503
Mutual funds	10,257	10,698	9,545	9,432	10,503
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	224	235	220	—	—
Customer funds under management	32,211	33,966	30,884	32,214	37,936

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	1.58	2.45	1.78	1.82	1.61
NPL coverage	234	165	176	176	195

Spread (Retail Banking)	10.67	10.44	10.26	10.32	10.65
Spread loans	8.58	8.40	8.27	8.36	8.69
Spread deposits	2.09	2.04	1.99	1.96	1.96

Mexico

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	625	549	76	13.9
Net fees	235	218	18	8.1
Gains (losses) on financial transactions	41	69	(29)	(41.6)
Other operating income*	(14)	(5)	(9)	176.6
Gross income	887	831	56	6.8
Operating expenses	(326)	(313)	(13)	4.1
General administrative expenses	(287)	(276)	(11)	4.2
Personnel	(166)	(161)	(5)	3.3
Other general administrative expenses	(121)	(115)	(6)	5.4
Depreciation and amortisation	(39)	(37)	(1)	3.8
Net operating income	561	518	44	8.4
Net loan-loss provisions	(102)	(87)	(16)	17.9
Other income	(3)	(8)	5	(66.4)
Profit before taxes	457	424	33	7.8
Tax on profit	(68)	(73)	5	(6.5)
Profit from continuing operations	388	351	38	10.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	388	351	38	10.8
Minority interests	1	0	0	11.7
Attributable profit to the Group	388	350	38	10.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	25,571	22,599	2,972	13.2
Trading portfolio (w/o loans)	20,429	17,378	3,051	17.6
Available-for-sale financial assets	4,871	4,648	223	4.8
Due from credit institutions**	8,452	5,312	3,140	59.1
Intangible assets and property and equipment	504	542	(38)	(7.0)
Other assets	5,892	5,853	39	0.7
Total assets/liabilities & shareholders’ equity	65,719	56,332	9,387	16.7
Customer deposits**	34,886	29,165	5,722	19.6
Marketable debt securities**	1,752	1,708	44	2.6
Subordinated debt**	—	—	—	—
Insurance liabilities	—	590	(590)	(100.0)
Due to credit institutions**	11,731	8,344	3,388	40.6
Other liabilities	11,421	9,858	1,563	15.9
Shareholders’ equity***	5,928	6,668	(740)	(11.1)
Other customer funds under management	14,028	14,890	(862)	(5.8)
Mutual funds	14,028	14,573	(544)	(3.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	318	(318)	(100.0)
Customer funds under management	50,667	45,763	4,904	10.7

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	549	588	608	570	625
Net fees	218	212	217	191	235
Gains (losses) on financial transactions	69	85	(10)	(9)	41
Other operating income*	(5)	3	(4)	(5)	(14)
Gross income	831	888	812	747	887
Operating expenses	(313)	(343)	(354)	(364)	(326)
General administrative expenses	(276)	(304)	(316)	(328)	(287)
Personnel	(161)	(168)	(162)	(156)	(166)
Other general administrative expenses	(115)	(135)	(154)	(172)	(121)
Depreciation and amortisation	(37)	(39)	(38)	(36)	(39)
Net operating income	518	546	458	383	561
Net loan-loss provisions	(87)	(133)	(135)	(114)	(102)
Other income	(8)	(2)	85	(29)	(3)
Profit before taxes	424	410	408	239	457
Tax on profit	(73)	(78)	(62)	35	(68)
Profit from continuing operations	351	332	346	274	388
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	351	332	346	274	388
Minority interests	0	0	0	1	1
Attributable profit to the Group	350	332	346	273	388

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	22,599	25,614	23,599	23,530	25,571
Trading portfolio (w/o loans)	17,378	21,351	19,413	15,749	20,429
Available-for-sale financial assets	4,648	4,010	3,394	4,412	4,871
Due from credit institutions**	5,312	8,375	10,076	5,775	8,452
Intangible assets and property and equipment	542	540	458	478	504
Other assets	5,853	6,966	5,252	5,502	5,892
Total assets/liabilities & shareholders’ equity	56,332	66,856	62,192	55,446	65,719
Customer deposits**	29,165	30,097	26,486	27,765	34,886
Marketable debt securities**	1,708	3,193	2,032	1,713	1,752
Subordinated debt**	—	—	—	—	—
Insurance liabilities	590	659	578	—	—
Due to credit institutions**	8,344	13,673	13,515	9,822	11,731
Other liabilities	9,858	12,707	13,845	11,277	11,421
Shareholders’ equity***	6,668	6,528	5,736	4,869	5,928
Other customer funds under management	14,890	15,802	13,185	12,204	14,028
Mutual funds	14,573	15,462	12,889	12,204	14,028
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	318	340	297	—	—
Customer funds under management	45,763	49,092	41,702	41,681	50,667

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	8,113	6,618	1,495	22.6
Net fees	3,056	2,626	430	16.4
Gains (losses) on financial transactions	526	837	(311)	(37.1)
Other operating income*	(179)	(60)	(119)	197.7
Gross income	11,517	10,022	1,496	14.9
Operating expenses	(4,228)	(3,774)	(454)	12.0
General administrative expenses	(3,726)	(3,324)	(402)	12.1
Personnel	(2,157)	(1,941)	(216)	11.1
Other general administrative expenses	(1,569)	(1,383)	(186)	13.4
Depreciation and amortisation	(502)	(450)	(53)	11.7
Net operating income	7,289	6,248	1,041	16.7
Net loan-loss provisions	(1,327)	(1,045)	(281)	26.9
Other income	(34)	(93)	59	(63.9)
Profit before taxes	5,929	5,110	819	16.0
Tax on profit	(886)	(881)	(6)	0.6
Profit from continuing operations	5,043	4,229	814	19.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,043	4,229	814	19.2
Minority interests	7	6	1	20.2
Attributable profit to the Group	5,036	4,224	812	19.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	325,901	269,266	56,636	21.0
Trading portfolio (w/o loans)	260,365	207,056	53,309	25.7
Available-for-sale financial assets	62,076	55,381	6,695	12.1
Due from credit institutions**	107,719	63,293	44,426	70.2
Intangible assets and property and equipment	6,427	6,461	(34)	(0.5)
Other assets	75,093	69,734	5,360	7.7
Total assets/liabilities & shareholders’ equity	837,582	671,191	166,391	24.8
Customer deposits**	444,626	347,496	97,129	28.0
Marketable debt securities**	22,332	20,349	1,984	9.7
Subordinated debt**	—	—	—	—
Insurance liabilities	—	7,026	(7,026)	(100.0)
Due to credit institutions**	149,517	99,415	50,103	50.4
Other liabilities	145,559	117,458	28,101	23.9
Shareholders’ equity***	75,547	79,447	(3,900)	(4.9)
Other customer funds under management	178,789	177,415	1,374	0.8
Mutual funds	178,789	173,631	5,157	3.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	3,784	(3,784)	(100.0)
Customer funds under management	645,746	545,260	100,486	18.4

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	6,618	6,902	7,461	7,729	8,113
Net fees	2,626	2,487	2,674	2,619	3,056
Gains (losses) on financial transactions	837	1,001	(94)	(52)	526
Other operating income*	(60)	38	(44)	(69)	(179)
Gross income	10,022	10,427	9,997	10,226	11,517
Operating expenses	(3,774)	(4,024)	(4,348)	(4,900)	(4,228)
General administrative expenses	(3,324)	(3,566)	(3,884)	(4,405)	(3,726)
Personnel	(1,941)	(1,977)	(1,996)	(2,121)	(2,157)
Other general administrative expenses	(1,383)	(1,589)	(1,889)	(2,285)	(1,569)
Depreciation and amortisation	(450)	(458)	(463)	(495)	(502)
Net operating income	6,248	6,403	5,649	5,326	7,289
Net loan-loss provisions	(1,045)	(1,571)	(1,649)	(1,554)	(1,327)
Other income	(93)	(20)	1,020	(333)	(34)
Profit before taxes	5,110	4,812	5,020	3,438	5,929
Tax on profit	(881)	(916)	(763)	354	(886)
Profit from continuing operations	4,229	3,896	4,257	3,793	5,043
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	4,229	3,896	4,257	3,793	5,043
Minority interests	6	5	6	12	7
Attributable profit to the Group	4,224	3,891	4,251	3,780	5,036

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	269,266	300,865	324,961	328,268	325,901
Trading portfolio (w/o loans)	207,056	250,785	267,312	219,709	260,365
Available-for-sale financial assets	55,381	47,103	46,739	61,549	62,076
Due from credit institutions**	63,293	98,371	138,749	80,569	107,719
Intangible assets and property and equipment	6,461	6,344	6,303	6,668	6,427
Other assets	69,734	81,820	72,320	76,764	75,093
Total assets/liabilities & shareholders’ equity	671,191	785,288	856,384	773,527	837,582
Customer deposits**	347,496	353,517	364,709	387,352	444,626
Marketable debt securities**	20,349	37,501	27,974	23,894	22,332
Subordinated debt**	—	—	—	—	—
Insurance liabilities	7,026	7,746	7,962	—	—
Due to credit institutions**	99,415	160,598	186,106	137,027	149,517
Other liabilities	117,458	149,252	190,647	157,321	145,559
Shareholders’ equity***	79,447	76,674	78,988	67,932	75,547
Other customer funds under management	177,415	185,612	181,559	170,252	178,789
Mutual funds	173,631	181,618	177,476	170,252	178,789
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	3,784	3,994	4,083	—	—
Customer funds under management	545,260	576,630	574,241	581,498	645,746

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	432	358	74	20.6
Net fees	111	110	2	1.5
Gains (losses) on financial transactions	16	30	(14)	(47.7)
Other operating income*	5	13	(8)	(64.4)
Gross income	564	511	52	10.3
Operating expenses	(212)	(191)	(21)	11.1
General administrative expenses	(191)	(168)	(23)	13.8
Personnel	(117)	(104)	(14)	13.3
Other general administrative expenses	(73)	(64)	(9)	14.8
Depreciation and amortisation	(21)	(23)	2	(8.6)
Net operating income	352	321	31	9.7
Net loan-loss provisions	(125)	(75)	(50)	66.6
Other income	(4)	2	(6)	—
Profit before taxes	223	247	(25)	(10.0)
Tax on profit	(31)	(40)	9	(23.3)
Profit from continuing operations	192	207	(15)	(7.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	192	207	(15)	(7.4)
Minority interests	59	45	14	31.4
Attributable profit to the Group	133	162	(29)	(18.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	27,257	24,562	2,695	11.0
Trading portfolio (w/o loans)	1,816	2,782	(966)	(34.7)
Available-for-sale financial assets	4,127	2,944	1,183	40.2
Due from credit institutions**	2,625	2,471	154	6.2
Intangible assets and property and equipment	365	332	34	10.1
Other assets	2,845	4,108	(1,263)	(30.7)
Total assets/liabilities & shareholders’ equity	39,035	37,198	1,837	4.9
Customer deposits**	20,547	18,353	2,193	12.0
Marketable debt securities**	5,819	5,462	357	6.5
Subordinated debt**	1,288	1,046	242	23.2
Insurance liabilities	—	314	(314)	(100.0)
Due to credit institutions**	4,825	4,207	618	14.7
Other liabilities	3,928	5,054	(1,127)	(22.3)
Shareholders’ equity***	2,629	2,761	(132)	(4.8)
Other customer funds under management	5,091	4,929	162	3.3
Mutual funds	5,091	4,868	223	4.6
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	61	(61)	(100.0)
Customer funds under management	32,745	29,791	2,954	9.9

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Ratios (%) and other data
ROE	21.62	23.97	(2.35 p.	)
Efficiency ratio (with amortisations)	37.6	37.3	0.3 p.
NPL ratio	4.52	3.80	0.72 p.
NPL coverage	68	89	(21 p.	)
Number of employees (direct & indirect)	12,216	11,815	401		3.4
Number of branches	499	506	(7)		(1.4)

Chile

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	358	388	366	406	432
Net fees	110	110	103	99	111
Gains (losses) on financial transactions	30	29	10	9	16
Other operating income*	13	18	9	1	5
Gross income	511	545	487	516	564
Operating expenses	(191)	(201)	(211)	(206)	(212)
General administrative expenses	(168)	(179)	(188)	(184)	(191)
Personnel	(104)	(115)	(121)	(117)	(117)
Other general administrative expenses	(64)	(64)	(67)	(67)	(73)
Depreciation and amortisation	(23)	(22)	(23)	(22)	(21)
Net operating income	321	344	277	311	352
Net loan-loss provisions	(75)	(85)	(131)	(89)	(125)
Other income	2	3	21	14	(4)
Profit before taxes	247	262	167	236	223
Tax on profit	(40)	(22)	(16)	(37)	(31)
Profit from continuing operations	207	241	151	199	192
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	207	241	151	199	192
Minority interests	45	54	33	55	59
Attributable profit to the Group	162	187	118	145	133

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	24,562	25,555	25,176	25,709	27,257
Trading portfolio (w/o loans)	2,782	3,360	3,283	3,019	1,816
Available-for-sale financial assets	2,944	4,402	3,512	2,572	4,127
Due from credit institutions**	2,471	2,713	2,860	2,049	2,625
Intangible assets and property and equipment	332	332	326	350	365
Other assets	4,108	2,534	3,405	5,208	2,845
Total assets/liabilities & shareholders’ equity	37,198	38,895	38,563	38,906	39,035
Customer deposits**	18,353	18,829	19,305	20,175	20,547
Marketable debt securities**	5,462	5,558	5,174	5,601	5,819
Subordinated debt**	1,046	1,124	1,223	1,285	1,288
Insurance liabilities	314	349	333	—	—
Due to credit institutions**	4,207	5,063	4,874	4,851	4,825
Other liabilities	5,054	5,609	5,430	5,112	3,928
Shareholders’ equity***	2,761	2,364	2,224	1,882	2,629
Other customer funds under management	4,929	4,757	4,712	4,846	5,091
Mutual funds	4,868	4,675	4,635	4,846	5,091
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	61	82	77	—	—
Customer funds under management	29,791	30,267	30,414	31,908	32,745

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.80	3.65	3.63	3.85	4.52
NPL coverage	89	89	88	73	68

Spread (Retail Banking)	7.47	7.04	6.83	6.87	7.01
Spread loans	4.38	4.14	4.18	4.35	4.56
Spread deposits	3.09	2.90	2.65	2.52	2.45

Chile

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	566	490	76	15.6
Net fees	146	150	(4)	(2.7)
Gains (losses) on financial transactions	21	41	(21)	(49.9)
Other operating income*	6	18	(12)	(65.9)
Gross income	739	699	40	5.7
Operating expenses	(278)	(261)	(17)	6.5
General administrative expenses	(250)	(229)	(21)	9.1
Personnel	(154)	(142)	(12)	8.6
Other general administrative expenses	(96)	(87)	(9)	10.0
Depreciation and amortisation	(28)	(31)	4	(12.3)
Net operating income	461	438	23	5.2
Net loan-loss provisions	(164)	(103)	(61)	59.7
Other income	(6)	2	(8)	—
Profit before taxes	292	338	(46)	(13.7)
Tax on profit	(40)	(55)	15	(26.5)
Profit from continuing operations	251	283	(32)	(11.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	251	283	(32)	(11.2)
Minority interests	77	61	16	25.9
Attributable profit to the Group	174	222	(48)	(21.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	36,405	34,896	1,509	4.3
Trading portfolio (w/o loans)	2,425	3,952	(1,527)	(38.6)
Available-for-sale financial assets	5,512	4,182	1,330	31.8
Due from credit institutions**	3,506	3,510	(4)	(0.1)
Intangible assets and property and equipment	488	471	17	3.5
Other assets	3,800	5,836	(2,037)	(34.9)
Total assets/liabilities & shareholders’ equity	52,136	52,848	(712)	(1.3)
Customer deposits**	27,442	26,074	1,368	5.2
Marketable debt securities**	7,772	7,760	11	0.1
Subordinated debt**	1,721	1,486	235	15.8
Insurance liabilities	—	447	(447)	(100.0)
Due to credit institutions**	6,444	5,977	467	7.8
Other liabilities	5,246	7,181	(1,935)	(26.9)
Shareholders’ equity***	3,511	3,923	(411)	(10.5)
Other customer funds under management	6,800	7,003	(203)	(2.9)
Mutual funds	6,800	6,916	(116)	(1.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	87	(87)	(100.0)
Customer funds under management	43,734	42,323	1,411	3.3

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	490	557	516	548	566
Net fees	150	158	146	133	146
Gains (losses) on financial transactions	41	42	14	12	21
Other operating income*	18	26	12	1	6
Gross income	699	782	688	694	739
Operating expenses	(261)	(288)	(297)	(277)	(278)
General administrative expenses	(229)	(257)	(265)	(247)	(250)
Personnel	(142)	(165)	(171)	(158)	(154)
Other general administrative expenses	(87)	(93)	(95)	(90)	(96)
Depreciation and amortisation	(31)	(31)	(32)	(30)	(28)
Net operating income	438	494	391	417	461
Net loan-loss provisions	(103)	(122)	(185)	(119)	(164)
Other income	2	5	30	19	(6)
Profit before taxes	338	376	236	318	292
Tax on profit	(55)	(32)	(23)	(50)	(40)
Profit from continuing operations	283	345	214	268	251
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	283	345	214	268	251
Minority interests	61	77	47	74	77
Attributable profit to the Group	222	267	166	194	174

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	34,896	36,934	33,996	33,265	36,405
Trading portfolio (w/o loans)	3,952	4,856	4,433	3,907	2,425
Available-for-sale financial assets	4,182	6,363	4,743	3,328	5,512
Due from credit institutions**	3,510	3,921	3,861	2,651	3,506
Intangible assets and property and equipment	471	479	440	453	488
Other assets	5,836	3,663	4,598	6,739	3,800
Total assets/liabilities & shareholders’ equity	52,848	56,215	52,071	50,341	52,136
Customer deposits**	26,074	27,213	26,068	26,105	27,442
Marketable debt securities**	7,760	8,033	6,986	7,247	7,772
Subordinated debt**	1,486	1,625	1,651	1,663	1,721
Insurance liabilities	447	505	449	—	—
Due to credit institutions**	5,977	7,317	6,581	6,277	6,444
Other liabilities	7,181	8,107	7,332	6,614	5,246
Shareholders’ equity***	3,923	3,416	3,003	2,435	3,511
Other customer funds under management	7,003	6,875	6,363	6,271	6,800
Mutual funds	6,916	6,757	6,259	6,271	6,800
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	87	118	104	—	—
Customer funds under management	42,323	43,746	41,068	41,285	43,734

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	276,624	236,045	40,579	17.2
Net fees	71,257	72,223	(966)	(1.3)
Gains (losses) on financial transactions	10,143	19,966	(9,824)	(49.2)
Other operating income*	2,981	8,618	(5,637)	(65.4)
Gross income	361,004	336,852	24,152	7.2
Operating expenses	(135,622)	(125,548)	(10,074)	8.0
General administrative expenses	(122,154)	(110,395)	(11,758)	10.7
Personnel	(75,162)	(68,269)	(6,892)	10.1
Other general administrative expenses	(46,992)	(42,126)	(4,866)	11.6
Depreciation and amortisation	(13,468)	(15,153)	1,685	(11.1)
Net operating income	225,382	211,304	14,079	6.7
Net loan-loss provisions	(80,018)	(49,410)	(30,609)	61.9
Other income	(2,746)	1,055	(3,801)	—
Profit before taxes	142,618	162,949	(20,331)	(12.5)
Tax on profit	(19,721)	(26,455)	6,734	(25.5)
Profit from continuing operations	122,897	136,494	(13,597)	(10.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	122,897	136,494	(13,597)	(10.0)
Minority interests	37,741	29,553	8,188	27.7
Attributable profit to the Group	85,155	106,940	(21,785)	(20.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	17,698,244	16,779,549	918,695	5.5
Trading portfolio (w/o loans)	1,179,112	1,900,341	(721,228)	(38.0)
Available-for-sale financial assets	2,679,752	2,011,073	668,679	33.2
Due from credit institutions**	1,704,231	1,687,726	16,504	1.0
Intangible assets and property and equipment	237,232	226,689	10,544	4.7
Other assets	1,847,166	2,806,379	(959,213)	(34.2)
Total assets/liabilities & shareholders’ equity	25,345,737	25,411,757	(66,019)	(0.3)
Customer deposits**	13,340,968	12,537,904	803,064	6.4
Marketable debt securities**	3,778,230	3,731,600	46,629	1.2
Subordinated debt**	836,527	714,574	121,952	17.1
Insurance liabilities	—	214,729	(214,729)	(100.0)
Due to credit institutions**	3,132,636	2,873,973	258,664	9.0
Other liabilities	2,550,263	3,452,794	(902,531)	(26.1)
Shareholders’ equity***	1,707,114	1,886,182	(179,069)	(9.5)
Other customer funds under management	3,305,670	3,367,169	(61,499)	(1.8)
Mutual funds	3,305,670	3,325,336	(19,666)	(0.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	41,833	(41,833)	(100.0)
Customer funds under management	21,261,394	20,351,248	910,146	4.5

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	236,045	261,700	243,326	279,199	276,624
Net fees	72,223	74,253	68,609	68,344	71,257
Gains (losses) on financial transactions	19,966	19,767	6,591	6,750	10,143
Other operating income*	8,618	12,132	5,662	1,172	2,981
Gross income	336,852	367,853	324,188	355,466	361,004
Operating expenses	(125,548)	(135,471)	(140,143)	(141,588)	(135,622)
General administrative expenses	(110,395)	(120,885)	(125,134)	(126,380)	(122,154)
Personnel	(68,269)	(77,392)	(80,416)	(80,574)	(75,162)
Other general administrative expenses	(42,126)	(43,493)	(44,717)	(45,805)	(46,992)
Depreciation and amortisation	(15,153)	(14,586)	(15,009)	(15,208)	(13,468)
Net operating income	211,304	232,381	184,045	213,878	225,382
Net loan-loss provisions	(49,410)	(57,574)	(87,269)	(61,113)	(80,018)
Other income	1,055	2,145	14,288	9,569	(2,746)
Profit before taxes	162,949	176,953	111,064	162,335	142,618
Tax on profit	(26,455)	(14,758)	(10,659)	(24,979)	(19,721)
Profit from continuing operations	136,494	162,195	100,405	137,355	122,897
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	136,494	162,195	100,405	137,355	122,897
Minority interests	29,553	36,460	22,221	37,647	37,741
Attributable profit to the Group	106,940	125,735	78,184	99,709	85,155

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	16,779,549	17,312,815	17,716,827	17,259,426	17,698,244
Trading portfolio (w/o loans)	1,900,341	2,276,042	2,310,269	2,026,907	1,179,112
Available-for-sale financial assets	2,011,073	2,982,570	2,471,693	1,726,478	2,679,752
Due from credit institutions**	1,687,726	1,837,839	2,012,385	1,375,240	1,704,231
Intangible assets and property and equipment	226,689	224,592	229,232	234,882	237,232
Other assets	2,806,379	1,717,032	2,396,458	3,496,311	1,847,166
Total assets/liabilities & shareholders’ equity	25,411,757	26,350,891	27,136,863	26,119,245	25,345,737
Customer deposits**	12,537,904	12,756,046	13,585,435	13,544,388	13,340,968
Marketable debt securities**	3,731,600	3,765,250	3,640,664	3,759,916	3,778,230
Subordinated debt**	714,574	761,731	860,474	863,006	836,527
Insurance liabilities	214,729	236,550	234,117	—	—
Due to credit institutions**	2,873,973	3,429,883	3,429,901	3,256,723	3,132,636
Other liabilities	3,452,794	3,800,166	3,821,126	3,431,580	2,550,263
Shareholders’ equity**	1,886,182	1,601,266	1,565,146	1,263,632	1,707,114
Other customer funds under management	3,367,169	3,222,683	3,316,065	3,253,601	3,305,670
Mutual funds	3,325,336	3,167,316	3,261,897	3,253,601	3,305,670
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	41,833	55,367	54,168	—	—
Customer funds under management	20,351,248	20,505,709	21,402,638	21,420,910	21,261,394

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	430	441	(12)	(2.6)
Net fees	95	93	2	2.3
Gains (losses) on financial transactions	58	37	21	57.2
Other operating income*	81	140	(59)	(42.5)
Gross income	663	711	(48)	(6.7)
Operating expenses	(276)	(240)	(36)	15.0
General administrative expenses	(246)	(216)	(31)	14.2
Personnel	(137)	(120)	(17)	14.3
Other general administrative expenses	(109)	(96)	(13)	14.0
Depreciation and amortisation	(30)	(24)	(6)	22.5
Net operating income	387	471	(84)	(17.8)
Net loan-loss provisions	(71)	(98)	27	(27.6)
Other income	(19)	(27)	8	(28.4)
Profit before taxes	297	346	(49)	(14.2)
Tax on profit	(57)	(57)	(1)	1.0
Profit from continuing operations	240	290	(50)	(17.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	240	290	(50)	(17.2)
Minority interests	—	—	—	—
Attributable profit to the Group	240	290	(50)	(17.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	40,030	35,850	4,180	11.7
Trading portfolio (w/o loans)	245	175	70	39.8
Available-for-sale financial assets	13,421	9,603	3,819	39.8
Due from credit institutions**	512	518	(6)	(1.2)
Intangible assets and property and equipment	479	507	(29)	(5.6)
Other assets	5,393	5,063	330	6.5
Total assets/liabilities & shareholders’ equity	60,081	51,717	8,364	16.2
Customer deposits**	37,828	33,190	4,637	14.0
Marketable debt securities**	563	1,499	(936)	(62.5)
Subordinated debt**	2,220	2,274	(55)	(2.4)
Insurance liabilities	0	—	0	—
Due to credit institutions**	12,363	8,611	3,751	43.6
Other liabilities	2,003	2,028	(25)	(1.2)
Shareholders’ equity***	5,105	4,114	991	24.1
Other customer funds under management	1	19	(19)	(97.3)
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	1	19	(19)	(97.3)
Savings-insurance policies	—	—	—	—
Customer funds under management	40,611	36,983	3,628	9.8

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	19.29	29.85	(10.56 p. )
Efficiency ratio (with amortisations)	41.6	33.8	7.9 p.
NPL ratio	2.46	4.15	(1.69 p. )
NPL coverage	107	82	26 p.
Number of employees (direct & indirect)	9,151	8,928	223	2.5
Number of branches	722	721	1	0.1

USA

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	441	420	422	419	430
Net fees	93	97	102	87	95
Gains (losses) on financial transactions	37	27	39	87	58
Other operating income*	140	121	91	114	81
Gross income	711	664	654	708	663
Operating expenses	(240)	(231)	(243)	(284)	(276)
General administrative expenses	(216)	(201)	(213)	(253)	(246)
Personnel	(120)	(115)	(121)	(122)	(137)
Other general administrative expenses	(96)	(86)	(92)	(132)	(109)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)
Net operating income	471	434	411	424	387
Net loan-loss provisions	(98)	(149)	(78)	(118)	(71)
Other income	(27)	(22)	(23)	11	(19)
Profit before taxes	346	263	310	318	297
Tax on profit	(57)	(35)	(66)	(68)	(57)
Profit from continuing operations	290	228	244	249	240
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	290	228	244	249	240
Minority interests	—	—	—	—	—
Attributable profit to the Group	290	228	244	249	240

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	35,850	35,407	37,936	40,194	40,030
Trading portfolio (w/o loans)	175	196	269	271	245
Available-for-sale financial assets	9,603	9,394	10,438	12,435	13,421
Due from credit institutions**	518	682	807	677	512
Intangible assets and property and equipment	507	518	568	493	479
Other assets	5,063	5,325	4,810	5,705	5,393
Total assets/liabilities & shareholders’ equity	51,717	51,522	54,829	59,776	60,081
Customer deposits**	33,190	32,776	35,141	36,884	37,828
Marketable debt securities**	1,499	1,751	1,617	1,653	563
Subordinated debt**	2,274	2,142	2,293	2,275	2,220
Insurance liabilities	—	—	—	—	0
Due to credit institutions**	8,611	8,616	8,837	11,564	12,363
Other liabilities	2,028	2,209	2,599	2,859	2,003
Shareholders’ equity***	4,114	4,027	4,342	4,542	5,105
Other customer funds under management	19	14	3	1	1
Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	19	14	3	1	1
Savings-insurance policies	—	—	—	—	—
Customer funds under management	36,983	36,682	39,054	40,812	40,611

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.15	3.76	3.22	2.85	2.46
NPL coverage	82	85	93	96	107

Spread (Retail Banking)	2.94	2.90	2.62	2.75	2.82
Spread loans	2.16	2.24	2.22	2.29	2.36
Spread deposits	0.78	0.66	0.40	0.46	0.46

USA

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	563	603	(40)	(6.7)
Net fees	125	128	(2)	(2.0)
Gains (losses) on financial transactions	76	50	26	50.7
Other operating income*	106	191	(86)	(44.9)
Gross income	869	972	(103)	(10.6)
Operating expenses	(362)	(328)	(34)	10.3
General administrative expenses	(323)	(295)	(28)	9.4
Personnel	(180)	(164)	(16)	9.5
Other general administrative expenses	(143)	(131)	(12)	9.3
Depreciation and amortisation	(39)	(33)	(6)	17.4
Net operating income	507	644	(137)	(21.2)
Net loan-loss provisions	(93)	(134)	41	(30.6)
Other income	(25)	(36)	11	(31.4)
Profit before taxes	389	474	(84)	(17.8)
Tax on profit	(75)	(78)	3	(3.2)
Profit from continuing operations	314	396	(82)	(20.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	314	396	(82)	(20.6)
Minority interests	—	—	—	—
Attributable profit to the Group	314	396	(82)	(20.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	53,464	50,932	2,532	5.0
Trading portfolio (w/o loans)	328	249	78	31.4
Available-for-sale financial assets	17,926	13,643	4,283	31.4
Due from credit institutions**	684	736	(52)	(7.1)
Intangible assets and property and equipment	640	721	(81)	(11.3)
Other assets	7,203	7,193	10	0.1
Total assets/liabilities & shareholders’ equity	80,244	73,474	6,770	9.2
Customer deposits**	50,523	47,154	3,369	7.1
Marketable debt securities**	752	2,130	(1,378)	(64.7)
Subordinated debt**	2,965	3,231	(266)	(8.2)
Insurance liabilities	0	—	0	—
Due to credit institutions**	16,511	12,234	4,278	35.0
Other liabilities	2,676	2,882	(206)	(7.1)
Shareholders’ equity***	6,818	5,844	973	16.7
Other customer funds under management	1	27	(27)	(97.4)
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	1	27	(27)	(97.4)
Savings-insurance policies	—	—	—	—
Customer funds under management	54,240	52,542	1,698	3.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	603	604	595	564	563
Net fees	128	140	143	116	125
Gains (losses) on financial transactions	50	39	56	120	76
Other operating income*	191	174	129	154	106
Gross income	972	957	924	953	869
Operating expenses	(328)	(332)	(342)	(383)	(362)
General administrative expenses	(295)	(290)	(300)	(343)	(323)
Personnel	(164)	(166)	(170)	(164)	(180)
Other general administrative expenses	(131)	(124)	(130)	(179)	(143)
Depreciation and amortisation	(33)	(42)	(42)	(41)	(39)
Net operating income	644	625	581	570	507
Net loan-loss provisions	(134)	(213)	(111)	(158)	(93)
Other income	(36)	(32)	(33)	16	(25)
Profit before taxes	474	380	438	428	389
Tax on profit	(78)	(51)	(93)	(93)	(75)
Profit from continuing operations	396	329	344	335	314
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	396	329	344	335	314
Minority interests	—	—	—	—	—
Attributable profit to the Group	396	329	344	335	314

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	50,932	51,174	51,225	52,007	53,464
Trading portfolio (w/o loans)	249	283	363	351	328
Available-for-sale financial assets	13,643	13,578	14,095	16,089	17,926
Due from credit institutions**	736	985	1,090	875	684
Intangible assets and property and equipment	721	748	768	639	640
Other assets	7,193	7,697	6,495	7,382	7,203
Total assets/liabilities & shareholders’ equity	73,474	74,464	74,035	77,344	80,244
Customer deposits**	47,154	47,371	47,451	47,724	50,523
Marketable debt securities**	2,130	2,531	2,183	2,138	752
Subordinated debt**	3,231	3,096	3,096	2,944	2,965
Insurance liabilities	—	—	—	—	0
Due to credit institutions**	12,234	12,453	11,932	14,963	16,511
Other liabilities	2,882	3,193	3,510	3,699	2,676
Shareholders’ equity***	5,844	5,821	5,863	5,877	6,818
Other customer funds under management	27	20	4	1	1
Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	27	20	4	1	1
Savings-insurance policies	—	—	—	—	—
Customer funds under management	52,542	53,017	52,735	52,807	54,240

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Sovereign Bank

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	430	432	(3)	(0.7)
Net fees	95	93	3	2.9
Gains (losses) on financial transactions	58	37	21	57.2
Other operating income*	(14)	(16)	2	(13.8)
Gross income	569	546	23	4.2
Operating expenses	(275)	(237)	(38)	16.2
General administrative expenses	(245)	(213)	(33)	15.4
Personnel	(137)	(118)	(19)	15.8
Other general administrative expenses	(109)	(95)	(14)	14.9
Depreciation and amortisation	(30)	(24)	(6)	23.7
Net operating income	293	309	(15)	(5.0)
Net loan-loss provisions	(71)	(98)	27	(27.6)
Other income	(19)	(27)	8	(28.4)
Profit before taxes	203	184	19	10.4
Tax on profit	(58)	(56)	(2)	3.2
Profit from continuing operations	146	128	17	13.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	146	128	17	13.6
Minority interests	—	—	—	—
Attributable profit to the Group	146	128	17	13.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	432	411	417	418	430
Net fees	93	96	100	85	95
Gains (losses) on financial transactions	37	27	39	87	58
Other operating income*	(16)	(16)	(12)	(11)	(14)
Gross income	546	518	545	579	569
Operating expenses	(237)	(227)	(239)	(272)	(275)
General administrative expenses	(213)	(198)	(210)	(242)	(245)
Personnel	(118)	(113)	(119)	(120)	(137)
Other general administrative expenses	(95)	(85)	(91)	(123)	(109)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)
Net operating income	309	291	306	307	293
Net loan-loss provisions	(98)	(81)	(78)	(117)	(71)
Other income	(27)	(22)	(23)	11	(19)
Profit before taxes	184	187	204	201	203
Tax on profit	(56)	(60)	(66)	(69)	(58)
Profit from continuing operations	128	128	138	132	146
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	128	128	138	132	146
Minority interests	—	—	—	—	—
Attributable profit to the Group	128	128	138	132	146

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	563	591	(28)	(4.8)
Net fees	125	127	(2)	(1.4)
Gains (losses) on financial transactions	76	50	26	50.7
Other operating income*	(18)	(22)	4	(17.4)
Gross income	745	746	(1)	(0.1)
Operating expenses	(361)	(324)	(37)	11.4
General administrative expenses	(322)	(291)	(31)	10.6
Personnel	(179)	(161)	(18)	11.0
Other general administrative expenses	(143)	(130)	(13)	10.1
Depreciation and amortisation	(39)	(33)	(6)	18.6
Net operating income	385	422	(38)	(8.9)
Net loan-loss provisions	(93)	(134)	41	(30.6)
Other income	(25)	(36)	11	(31.4)
Profit before taxes	266	252	15	5.9
Tax on profit	(75)	(76)	1	(1.1)
Profit from continuing operations	191	176	16	8.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	191	176	16	8.9
Minority interests	—	—	—	—
Attributable profit to the Group	191	176	16	8.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	591	591	589	562	563
Net fees	127	138	141	114	125
Gains (losses) on financial transactions	50	39	56	120	76
Other operating income*	(22)	(23)	(17)	(14)	(18)
Gross income	746	745	770	781	745
Operating expenses	(324)	(327)	(338)	(368)	(361)
General administrative expenses	(291)	(285)	(296)	(328)	(322)
Personnel	(161)	(163)	(168)	(161)	(179)
Other general administrative expenses	(130)	(123)	(129)	(167)	(143)
Depreciation and amortisation	(33)	(42)	(42)	(40)	(39)
Net operating income	422	418	432	413	385
Net loan-loss provisions	(134)	(117)	(111)	(158)	(93)
Other income	(36)	(32)	(33)	16	(25)
Profit before taxes	252	269	288	271	266
Tax on profit	(76)	(86)	(93)	(93)	(75)
Profit from continuing operations	176	183	195	177	191
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	176	183	195	177	191
Minority interests	—	—	—	—	—
Attributable profit to the Group	176	183	195	177	191

*	Including dividends, income from equity-accounted method and other operating income/expenses

Corporate Activities

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	(513)	(511)	(2)	0.3
Net fees	(13)	(4)	(9)	216.1
Gains (losses) on financial transactions	46	(74)	120	—
Dividends	14	4	10	242.8
Income from equity-accounted method	(16)	1	(17)	—
Other operating income/expenses	31	28	3	9.1
Gross income	(452)	(556)	105	(18.8)
Operating expenses	(249)	(245)	(4)	1.6
General administrative expenses	(214)	(212)	(2)	0.9
Personnel	(78)	(88)	11	(12.0)
Other general administrative expenses	(136)	(124)	(13)	10.1
Depreciation and amortisation	(35)	(33)	(2)	6.5
Net operating income	(700)	(801)	101	(12.6)
Net loan-loss provisions	(15)	(69)	54	(78.8)
Other income	(117)	(187)	70	(37.2)
Profit before taxes	(832)	(1,056)	224	(21.2)
Tax on profit	56	222	(166)	(74.6)
Profit from continuing operations	(776)	(834)	59	(7.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(776)	(834)	59	(7.0)
Minority interests	(32)	0	(32)	—
Attributable profit to the Group	(744)	(835)	91	(10.9)

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Trading portfolio (w/o loans)	7,476	4,833	2,643	54.7
Available-for-sale financial assets	30,379	21,386	8,993	42.1
Investments	900	38	862	—
Goodwill	25,200	23,856	1,344	5.6
Liquidity lent to the Group	1,806	30,236	(28,429)	(94.0)
Capital assigned to Group areas	73,543	69,132	4,411	6.4
Other assets	102,191	74,185	28,006	37.8
Total assets/liabilities & shareholders’ equity	241,496	223,665	17,831	8.0
Customer deposits*	17,385	11,448	5,936	51.9
Marketable debt securities*	66,098	64,020	2,078	3.2
Subordinated debt	5,505	10,000	(4,495)	(45.0)
Other liabilities	73,418	59,385	14,033	23.6
Group capital and reserves**	79,091	78,812	279	0.4
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	88,988	85,469	3,519	4.1

* Including all on-balance sheet balances for this item ** Not including profit of the year

Resources
Number of employees (direct & indirect)	2,331	2,250	81	3.6

Corporate Activities

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	(511)	(613)	(553)	(495)	(513)
Net fees	(4)	(4)	(2)	(6)	(13)
Gains (losses) on financial transactions	(74)	159	286	234	46
Dividends	4	17	20	15	14
Income from equity-accounted method	1	1	0	3	(16)
Other operating income/expenses	28	46	30	24	31
Gross income	(556)	(394)	(219)	(223)	(452)
Operating expenses	(245)	(207)	(203)	(183)	(249)
General administrative expenses	(212)	(179)	(173)	(169)	(214)
Personnel	(88)	(69)	(78)	(49)	(78)
Other general administrative expenses	(124)	(110)	(95)	(120)	(136)
Depreciation and amortisation	(33)	(28)	(30)	(14)	(35)
Net operating income	(801)	(601)	(422)	(406)	(700)
Net loan-loss provisions	(69)	87	22	(3)	(15)
Other income	(187)	(143)	(21)	(78)	(117)
Profit before taxes (w/o capital gains)	(1,056)	(657)	(422)	(487)	(832)
Tax on profit	222	63	55	101	56
Profit from continuing operations (w/o capital gains)	(834)	(594)	(367)	(387)	(776)
Net profit from discontinued operations	—	—	(19)	19	—
Consolidated profit (w/o capital gains)	(834)	(594)	(386)	(368)	(776)
Minority interests	0	4	(2)	(22)	(32)
Attributable profit to the Group (w/o capital gains)	(835)	(598)	(384)	(346)	(744)
Net capital gains and provisions	—	—	—	(1,670)	—
Attributable profit to the Group	(835)	(598)	(384)	(2,016)	(744)

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Trading portfolio (w/o loans)	4,833	5,268	4,842	7,727	7,476
Available-for-sale financial assets	21,386	21,890	19,806	23,297	30,379
Investments	38	39	959	908	900
Goodwill	23,856	26,527	25,914	25,089	25,200
Liquidity lent to the Group	30,236	23,035	15,621	10,440	1,806
Capital assigned to Group areas	69,132	69,199	67,798	67,699	73,543
Other assets	74,185	72,618	91,989	101,749	102,191
Total assets/liabilities & shareholders’ equity	223,665	218,575	226,930	236,908	241,496
Customer deposits*	11,448	11,256	11,981	19,672	17,385
Marketable debt securities*	64,020	61,598	61,382	62,253	66,098
Subordinated debt	10,000	9,202	8,973	5,477	5,505
Other liabilities	59,385	61,182	69,612	72,391	73,418
Group capital and reserves**	78,812	75,337	74,982	77,115	79,091
Other customer funds under management	—	—	—	—	—
Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	85,469	82,056	82,336	87,402	88,988

*	Including all on-balance sheet balances for this item

Spain

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	1,478	1,339	138	10.3
Net fees	533	621	(87)	(14.1)
Gains (losses) on financial transactions	258	227	31	13.5
Other operating income*	37	61	(24)	(39.8)
Gross income	2,306	2,248	58	2.6
Operating expenses	(1,009)	(1,027)	17	(1.7)
General administrative expenses	(912)	(929)	17	(1.8)
Personnel	(590)	(610)	20	(3.2)
Other general administrative expenses	(322)	(319)	(3)	1.0
Depreciation and amortisation	(97)	(98)	1	(0.6)
Net operating income	1,296	1,222	75	6.1
Net loan-loss provisions	(774)	(312)	(462)	148.4
Other income	(150)	(75)	(75)	99.8
Profit before taxes	373	835	(462)	(55.4)
Tax on profit	(84)	(226)	142	(63.0)
Profit from continuing operations	289	609	(320)	(52.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	289	609	(320)	(52.5)
Minority interests	6	16	(10)	(63.5)
Attributable profit to the Group	283	593	(310)	(52.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Balance sheet
Customer loans**	208,480	217,413	(8,933)	(4.1)
Trading portfolio (w/o loans)	69,715	42,226	27,489	65.1
Available-for-sale financial assets	17,969	14,620	3,348	22.9
Due from credit institutions**	16,669	20,324	(3,656)	(18.0)
Intangible assets and property and equipment	4,539	3,952	587	14.9
Other assets	15,516	8,351	7,165	85.8
Total assets/liabilities & shareholders’ equity	332,887	306,886	26,001	8.5
Customer deposits**	179,237	192,573	(13,336)	(6.9)
Marketable debt securities**	32,076	29,045	3,031	10.4
Subordinated debt**	803	1,215	(412)	(33.9)
Insurance liabilities	511	889	(378)	(42.6)
Due to credit institutions**	24,044	3,280	20,764	633.1
Other liabilities	76,171	59,498	16,673	28.0
Shareholders’ equity***	20,045	20,386	(341)	(1.7)
Other customer funds under management	40,660	46,795	(6,135)	(13.1)
Mutual funds	27,292	31,974	(4,682)	(14.6)
Pension funds	8,983	9,602	(619)	(6.4)
Managed portfolios	4,385	5,220	(834)	(16.0)
Savings-insurance policies	—	—	—	—
Customer funds under management	252,776	269,629	(16,852)	(6.3)
** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	5.65	11.70	(6.05 p. )
Efficiency ratio (with amortisations)	43.8	45.7	(1.9 p. )
NPL ratio	5.75	4.57	1.18 p.
NPL coverage	46	53	(7 p. )
Number of employees (direct & indirect)	31,809	32,192	(383)	(1.2)
Number of branches	4,763	4,794	(31)	(0.6)

Spain

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	1,339	1,506	1,451	1,440	1,478
Net fees	621	607	573	493	533
Gains (losses) on financial transactions	227	(10)	(46)	16	258
Other operating income*	61	152	61	90	37
Gross income	2,248	2,256	2,038	2,039	2,306
Operating expenses	(1,027)	(1,028)	(1,018)	(1,015)	(1,009)
General administrative expenses	(929)	(927)	(919)	(923)	(912)
Personnel	(610)	(614)	(604)	(590)	(590)
Other general administrative expenses	(319)	(313)	(315)	(334)	(322)
Depreciation and amortisation	(98)	(101)	(99)	(92)	(97)
Net operating income	1,222	1,229	1,020	1,024	1,296
Net loan-loss provisions	(312)	(595)	(724)	(838)	(774)
Other income	(75)	(101)	(96)	(133)	(150)
Profit before taxes	835	532	199	53	373
Tax on profit	(226)	(132)	(51)	(27)	(84)
Profit from continuing operations	609	400	148	25	289
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	609	400	148	25	289
Minority interests	16	13	7	(3)	6
Attributable profit to the Group	593	387	141	29	283

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Balance sheet
Customer loans**	217,413	216,456	213,585	212,104	208,480
Trading portfolio (w/o loans)	42,226	47,412	66,688	68,791	69,715
Available-for-sale financial assets	14,620	14,691	12,156	15,229	17,969
Due from credit institutions**	20,324	16,728	15,582	14,836	16,669
Intangible assets and property and equipment	3,952	3,937	3,792	3,796	4,539
Other assets	8,351	9,849	8,114	13,894	15,516
Total assets/liabilities & shareholders’ equity	306,886	309,074	319,917	328,651	332,887
Customer deposits**	192,573	182,192	179,225	174,268	179,237
Marketable debt securities**	29,045	28,138	26,703	29,603	32,076
Subordinated debt**	1,215	1,236	858	855	803
Insurance liabilities	889	837	793	382	511
Due to credit institutions**	3,280	7,186	10,836	25,937	24,044
Other liabilities	59,498	68,946	81,535	77,921	76,171
Shareholders’ equity***	20,386	20,538	19,967	19,686	20,045
Other customer funds under management	46,795	45,276	42,244	41,197	40,660
Mutual funds	31,974	30,209	28,331	27,425	27,292
Pension funds	9,602	9,477	8,910	8,884	8,983
Managed portfolios	5,220	5,590	5,003	4,888	4,385
Savings-insurance policies	—	—	—	—	—
Customer funds under management	269,629	256,842	249,029	245,923	252,776
** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.57	4.81	5.15	5.49	5.75
NPL coverage	53	49	46	45	46

Retail Banking

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	7,693	6,994	699	10.0
Net fees	2,221	2,093	128	6.1
Gains (losses) on financial transactions	309	332	(22)	(6.7)
Other operating income*	(55)	55	(110)	—
Gross income	10,168	9,473	695	7.3
Operating expenses	(4,342)	(4,023)	(319)	7.9
General administrative expenses	(3,897)	(3,595)	(302)	8.4
Personnel	(2,279)	(2,112)	(167)	7.9
Other general administrative expenses	(1,618)	(1,483)	(135)	9.1
Depreciation and amortisation	(445)	(428)	(17)	3.9
Net operating income	5,827	5,450	377	6.9
Net loan-loss provisions	(3,059)	(2,013)	(1,046)	52.0
Other income	(453)	(380)	(73)	19.3
Profit before taxes	2,315	3,057	(742)	(24.3)
Tax on profit	(477)	(707)	230	(32.5)
Profit from continuing operations	1,838	2,351	(512)	(21.8)
Net profit from discontinued operations	1	(6)	7	—
Consolidated profit	1,839	2,345	(506)	(21.6)
Minority interests	192	158	34	21.3
Attributable profit to the Group	1,647	2,187	(539)	(24.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Business volumes
Total assets	879,077	830,146	48,931	5.9
Customer loans	670,702	627,624	43,079	6.9
Customer deposits	542,022	512,922	29,099	5.7

Retail Banking

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	6,994	7,180	7,190	7,369	7,693
Net fees	2,093	2,250	2,248	2,073	2,221
Gains (losses) on financial transactions	332	430	213	127	309
Other operating income*	55	23	(22)	27	(55)
Gross income	9,473	9,883	9,629	9,596	10,168
Operating expenses	(4,023)	(4,125)	(4,215)	(4,415)	(4,342)
General administrative expenses	(3,595)	(3,674)	(3,755)	(3,940)	(3,897)
Personnel	(2,112)	(2,151)	(2,203)	(2,249)	(2,279)
Other general administrative expenses	(1,483)	(1,523)	(1,552)	(1,691)	(1,618)
Depreciation and amortisation	(428)	(451)	(460)	(476)	(445)
Net operating income	5,450	5,758	5,414	5,181	5,827
Net loan-loss provisions	(2,013)	(2,527)	(2,691)	(2,563)	(3,059)
Other income	(380)	(1,287)	(361)	(443)	(453)
Profit before taxes	3,057	1,943	2,363	2,175	2,315
Tax on profit	(707)	(365)	(543)	(445)	(477)
Profit from continuing operations	2,351	1,578	1,820	1,729	1,838
Net profit from discontinued operations	(6)	(0)	3	(22)	1
Consolidated profit	2,345	1,578	1,823	1,708	1,839
Minority interests	158	151	96	138	192
Attributable profit to the Group	2,187	1,427	1,727	1,570	1,647

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Business volumes
Total assets	830,146	849,019	851,198	872,710	879,077
Customer loans	627,624	631,470	639,764	659,573	670,702
Customer deposits	512,922	520,807	522,405	532,034	542,022

Retail Banking Continental Europe

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	2,078	1,857	221	11.9
Net fees	788	746	42	5.7
Gains (losses) on financial transactions	196	77	119	154.3
Other operating income*	(43)	(8)	(35)	468.1
Gross income	3,019	2,673	347	13.0
Operating expenses	(1,363)	(1,241)	(122)	9.8
General administrative expenses	(1,228)	(1,123)	(105)	9.4
Personnel	(763)	(706)	(57)	8.1
Other general administrative expenses	(466)	(417)	(49)	11.6
Depreciation and amortisation	(135)	(118)	(16)	13.9
Net operating income	1,656	1,431	225	15.7
Net loan-loss provisions	(1,045)	(522)	(522)	100.0
Other income	(135)	(79)	(56)	71.1
Profit before taxes	476	830	(354)	(42.6)
Tax on profit	(90)	(201)	111	(55.1)
Profit from continuing operations	386	629	(243)	(38.6)
Net profit from discontinued operations	1	(6)	7	—
Consolidated profit	387	623	(236)	(37.9)
Minority interests	16	22	(6)	(27.3)
Attributable profit to the Group	371	601	(230)	(38.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	1,857	2,101	2,056	1,989	2,078
Net fees	746	845	830	748	788
Gains (losses) on financial transactions	77	85	72	33	196
Other operating income*	(8)	20	(21)	(16)	(43)
Gross income	2,673	3,051	2,937	2,754	3,019
Operating expenses	(1,241)	(1,376)	(1,362)	(1,397)	(1,363)
General administrative expenses	(1,123)	(1,246)	(1,233)	(1,265)	(1,228)
Personnel	(706)	(783)	(774)	(762)	(763)
Other general administrative expenses	(417)	(464)	(459)	(503)	(466)
Depreciation and amortisation	(118)	(130)	(129)	(133)	(135)
Net operating income	1,431	1,674	1,575	1,356	1,656
Net loan-loss provisions	(522)	(773)	(945)	(1,073)	(1,045)
Other income	(79)	(118)	(103)	(126)	(135)
Profit before taxes	830	783	526	157	476
Tax on profit	(201)	(184)	(99)	(0)	(90)
Profit from continuing operations	629	600	427	157	386
Net profit from discontinued operations	(6)	(0)	3	(22)	1
Consolidated profit	623	599	430	135	387
Minority interests	22	22	14	4	16
Attributable profit to the Group	601	578	416	132	371

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	1,310	1,191	118	9.9
Net fees	442	478	(36)	(7.6)
Gains (losses) on financial transactions	127	78	49	62.3
Other operating income*	(41)	(7)	(35)	512.5
Gross income	1,837	1,741	96	5.5
Operating expenses	(831)	(847)	15	(1.8)
General administrative expenses	(754)	(770)	15	(2.0)
Personnel	(496)	(510)	14	(2.7)
Other general administrative expenses	(258)	(259)	1	(0.5)
Depreciation and amortisation	(77)	(77)	(0)	0.1
Net operating income	1,006	894	111	12.4
Net loan-loss provisions	(743)	(313)	(430)	137.6
Other income	(126)	(68)	(58)	85.7
Profit before taxes	137	514	(377)	(73.4)
Tax on profit	(18)	(135)	117	(87.0)
Profit from continuing operations	119	379	(260)	(68.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	119	379	(260)	(68.5)
Minority interests	4	15	(11)	(73.9)
Attributable profit to the Group	115	364	(248)	(68.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	1,191	1,318	1,304	1,233	1,310
Net fees	478	478	460	438	442
Gains (losses) on financial transactions	78	68	51	28	127
Other operating income*	(7)	0	(15)	(11)	(41)
Gross income	1,741	1,865	1,801	1,689	1,837
Operating expenses	(847)	(847)	(838)	(837)	(831)
General administrative expenses	(770)	(768)	(760)	(759)	(754)
Personnel	(510)	(513)	(504)	(489)	(496)
Other general administrative expenses	(259)	(255)	(256)	(270)	(258)
Depreciation and amortisation	(77)	(79)	(78)	(78)	(77)
Net operating income	894	1,018	963	852	1,006
Net loan-loss provisions	(313)	(542)	(711)	(792)	(743)
Other income	(68)	(95)	(72)	(130)	(126)
Profit before taxes	514	381	180	(70)	137
Tax on profit	(135)	(88)	(43)	9	(18)
Profit from continuing operations	379	294	137	(61)	119
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	379	294	137	(61)	119
Minority interests	15	11	5	(5)	4
Attributable profit to the Group	364	283	132	(56)	115

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	124	154	(30)	(19.3)
Net fees	73	71	2	2.6
Gains (losses) on financial transactions	65	(1)	66	—
Other operating income*	1	1	0	40.3
Gross income	263	224	38	17.2
Operating expenses	(117)	(121)	4	(3.3)
General administrative expenses	(100)	(105)	5	(4.8)
Personnel	(71)	(73)	3	(3.8)
Other general administrative expenses	(29)	(32)	2	(7.0)
Depreciation and amortisation	(17)	(16)	(1)	6.4
Net operating income	146	103	42	41.2
Net loan-loss provisions	(130)	(33)	(96)	289.4
Other income	(16)	(8)	(7)	87.8
Profit before taxes	0	61	(61)	(99.7)
Tax on profit	3	(4)	8	—
Profit from continuing operations	3	57	(54)	(94.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3	57	(54)	(94.3)
Minority interests	(0)	0	(0)	—
Attributable profit to the Group	3	57	(53)	(93.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	154	136	117	114	124
Net fees	71	66	69	65	73
Gains (losses) on financial transactions	(1)	(5)	(4)	3	65
Other operating income*	1	0	2	(4)	1
Gross income	224	198	183	179	263
Operating expenses	(121)	(122)	(123)	(127)	(117)
General administrative expenses	(105)	(106)	(106)	(110)	(100)
Personnel	(73)	(73)	(74)	(75)	(71)
Other general administrative expenses	(32)	(32)	(32)	(35)	(29)
Depreciation and amortisation	(16)	(16)	(17)	(17)	(17)
Net operating income	103	76	60	52	146
Net loan-loss provisions	(33)	(39)	(46)	(84)	(130)
Other income	(8)	(14)	(19)	21	(16)
Profit before taxes	61	24	(5)	(11)	0
Tax on profit	(4)	(7)	8	28	3
Profit from continuing operations	57	17	3	16	3
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	57	17	3	16	3
Minority interests	0	(0)	(0)	(0)	(0)
Attributable profit to the Group	57	17	3	17	3
* Including dividends, income from equity-accounted method and other operating income/expenses
Other information
Spread	2.08	1.75	1.68	1.45	1.43
Spread loans	1.96	2.06	2.15	2.23	2.34
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)

Retail Banking United Kingdom

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	958	1,147	(188)	(16.4)
Net fees	224	211	13	6.2
Gains (losses) on financial transactions	(20)	16	(36)	—
Other operating income*	2	4	(2)	(42.4)
Gross income	1,164	1,377	(213)	(15.5)
Operating expenses	(609)	(603)	(6)	1.0
General administrative expenses	(516)	(513)	(3)	0.7
Personnel	(321)	(312)	(9)	2.8
Other general administrative expenses	(196)	(201)	5	(2.6)
Depreciation and amortisation	(93)	(90)	(3)	3.0
Net operating income	555	774	(219)	(28.3)
Net loan-loss provisions	(223)	(153)	(70)	45.9
Other income	(53)	(43)	(10)	24.5
Profit before taxes	279	579	(300)	(51.8)
Tax on profit	(78)	(171)	93	(54.3)
Profit from continuing operations	201	408	(207)	(50.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	201	408	(207)	(50.7)
Minority interests	0	(0)	0	—
Attributable profit to the Group	201	408	(207)	(50.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	1,147	1,064	1,051	1,071	958
Net fees	211	265	253	223	224
Gains (losses) on financial transactions	16	35	(7)	(34)	(20)
Other operating income*	4	4	2	4	2
Gross income	1,377	1,367	1,299	1,263	1,164
Operating expenses	(603)	(572)	(574)	(598)	(609)
General administrative expenses	(513)	(485)	(486)	(516)	(516)
Personnel	(312)	(294)	(318)	(337)	(321)
Other general administrative expenses	(201)	(190)	(168)	(179)	(196)
Depreciation and amortisation	(90)	(88)	(89)	(82)	(93)
Net operating income	774	795	725	665	555
Net loan-loss provisions	(153)	(139)	(171)	(176)	(223)
Other income	(43)	(874)	(28)	(15)	(53)
Profit before taxes	579	(218)	526	474	279
Tax on profit	(171)	42	(149)	(116)	(78)
Profit from continuing operations	408	(176)	377	358	201
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	408	(176)	377	358	201
Minority interests	(0)	0	(0)	0	0
Attributable profit to the Group	408	(176)	377	358	201
* Including dividends, income from equity-accounted method and other operating income/expenses
Other information
Spread	2.08	2.00	2.01	2.03	1.98
Spread loans	2.40	2.40	2.46	2.53	2.57
Spread deposits	(0.32)	(0.40)	(0.45)	(0.50)	(0.59)

Retail Banking United Kingdom

£ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	800	979	(179)	(18.3)
Net fees	187	180	7	3.8
Gains (losses) on financial transactions	(17)	14	(31)	—
Other operating income*	2	3	(1)	(43.7)
Gross income	971	1,176	(204)	(17.4)
Operating expenses	(508)	(515)	7	(1.3)
General administrative expenses	(431)	(438)	7	(1.6)
Personnel	(267)	(266)	(1)	0.5
Other general administrative expenses	(163)	(171)	8	(4.8)
Depreciation and amortisation	(78)	(77)	(0)	0.6
Net operating income	463	661	(198)	(29.9)
Net loan-loss provisions	(186)	(130)	(56)	42.7
Other income	(44)	(36)	(8)	21.7
Profit before taxes	233	494	(261)	(52.9)
Tax on profit	(65)	(146)	81	(55.3)
Profit from continuing operations	168	348	(181)	(51.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	168	348	(181)	(51.8)
Minority interests	0	(0)	0	—
Attributable profit to the Group	168	348	(181)	(51.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	979	940	923	917	800
Net fees	180	233	222	190	187
Gains (losses) on financial transactions	14	30	(6)	(30)	(17)
Other operating income*	3	4	2	3	2
Gross income	1,176	1,206	1,141	1,081	971
Operating expenses	(515)	(505)	(504)	(513)	(508)
General administrative expenses	(438)	(428)	(426)	(442)	(431)
Personnel	(266)	(260)	(279)	(289)	(267)
Other general administrative expenses	(171)	(168)	(147)	(153)	(163)
Depreciation and amortisation	(77)	(77)	(78)	(70)	(78)
Net operating income	661	701	636	568	463
Net loan-loss provisions	(130)	(123)	(150)	(151)	(186)
Other income	(36)	(759)	(27)	(10)	(44)
Profit before taxes	494	(181)	459	408	233
Tax on profit	(146)	34	(131)	(100)	(65)
Profit from continuing operations	348	(147)	329	308	168
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	348	(147)	329	308	168
Minority interests	(0)	0	(0)	0	0
Attributable profit to the Group	348	(147)	329	308	168

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	4,247	3,557	689	19.4
Net fees	1,127	1,048	79	7.5
Gains (losses) on financial transactions	82	204	(122)	(59.7)
Other operating income*	(95)	(81)	(13)	16.4
Gross income	5,361	4,727	633	13.4
Operating expenses	(2,101)	(1,941)	(160)	8.2
General administrative expenses	(1,914)	(1,746)	(168)	9.6
Personnel	(1,063)	(975)	(88)	9.0
Other general administrative expenses	(851)	(771)	(80)	10.4
Depreciation and amortisation	(187)	(195)	8	(4.0)
Net operating income	3,260	2,786	474	17.0
Net loan-loss provisions	(1,734)	(1,243)	(491)	39.5
Other income	(246)	(232)	(14)	6.2
Profit before taxes	1,280	1,312	(32)	(2.4)
Tax on profit	(257)	(282)	25	(8.8)
Profit from continuing operations	1,022	1,029	(7)	(0.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,022	1,029	(7)	(0.7)
Minority interests	175	135	40	29.3
Attributable profit to the Group	847	894	(47)	(5.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	3,557	3,606	3,671	3,904	4,247
Net fees	1,048	1,050	1,067	1,019	1,127
Gains (losses) on financial transactions	204	286	111	49	82
Other operating income*	(81)	(122)	(95)	(75)	(95)
Gross income	4,727	4,820	4,755	4,896	5,361
Operating expenses	(1,941)	(1,948)	(2,039)	(2,140)	(2,101)
General administrative expenses	(1,746)	(1,744)	(1,827)	(1,910)	(1,914)
Personnel	(975)	(960)	(992)	(1,030)	(1,063)
Other general administrative expenses	(771)	(784)	(835)	(880)	(851)
Depreciation and amortisation	(195)	(204)	(212)	(230)	(187)
Net operating income	2,786	2,872	2,716	2,756	3,260
Net loan-loss provisions	(1,243)	(1,467)	(1,499)	(1,205)	(1,734)
Other income	(232)	(273)	(206)	(313)	(246)
Profit before taxes	1,312	1,132	1,010	1,238	1,280
Tax on profit	(282)	(193)	(232)	(266)	(257)
Profit from continuing operations	1,029	939	778	973	1,022
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,029	939	778	973	1,022
Minority interests	135	129	82	134	175
Attributable profit to the Group	894	810	696	839	847

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	5,565	4,863	702	14.4
Net fees	1,477	1,433	44	3.1
Gains (losses) on financial transactions	107	279	(171)	(61.4)
Other operating income*	(124)	(111)	(13)	11.6
Gross income	7,025	6,463	562	8.7
Operating expenses	(2,753)	(2,654)	(99)	3.7
General administrative expenses	(2,508)	(2,387)	(121)	5.1
Personnel	(1,393)	(1,334)	(60)	4.5
Other general administrative expenses	(1,115)	(1,054)	(61)	5.8
Depreciation and amortisation	(245)	(266)	21	(8.0)
Net operating income	4,272	3,810	463	12.1
Net loan-loss provisions	(2,272)	(1,699)	(573)	33.7
Other income	(322)	(317)	(6)	1.8
Profit before taxes	1,677	1,793	(116)	(6.5)
Tax on profit	(337)	(386)	49	(12.6)
Profit from continuing operations	1,340	1,408	(68)	(4.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,340	1,408	(68)	(4.8)
Minority interests	230	185	44	24.0
Attributable profit to the Group	1,110	1,222	(112)	(9.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	4,863	5,181	5,184	5,263	5,565
Net fees	1,433	1,509	1,507	1,369	1,477
Gains (losses) on financial transactions	279	408	158	58	107
Other operating income*	(111)	(174)	(134)	(100)	(124)
Gross income	6,463	6,924	6,715	6,590	7,025
Operating expenses	(2,654)	(2,799)	(2,879)	(2,885)	(2,753)
General administrative expenses	(2,387)	(2,507)	(2,579)	(2,574)	(2,508)
Personnel	(1,334)	(1,380)	(1,401)	(1,387)	(1,393)
Other general administrative expenses	(1,054)	(1,127)	(1,178)	(1,187)	(1,115)
Depreciation and amortisation	(266)	(292)	(300)	(311)	(245)
Net operating income	3,810	4,125	3,836	3,705	4,272
Net loan-loss provisions	(1,699)	(2,101)	(2,117)	(1,611)	(2,272)
Other income	(317)	(391)	(292)	(424)	(322)
Profit before taxes	1,793	1,633	1,428	1,669	1,677
Tax on profit	(386)	(280)	(328)	(359)	(337)
Profit from continuing operations	1,408	1,353	1,100	1,311	1,340
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,408	1,353	1,100	1,311	1,340
Minority interests	185	185	116	181	230
Attributable profit to the Group	1,222	1,168	984	1,130	1,110

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	3,097	2,622	474	18.1
Net fees	727	684	42	6.2
Gains (losses) on financial transactions	68	127	(59)	(46.6)
Other operating income*	(80)	(65)	(15)	22.5
Gross income	3,812	3,369	443	13.1
Operating expenses	(1,418)	(1,342)	(76)	5.7
General administrative expenses	(1,297)	(1,208)	(89)	7.4
Personnel	(707)	(663)	(44)	6.6
Other general administrative expenses	(590)	(545)	(45)	8.3
Depreciation and amortisation	(122)	(134)	12	(9.3)
Net operating income	2,394	2,027	366	18.1
Net loan-loss provisions	(1,485)	(1,037)	(448)	43.2
Other income	(220)	(228)	7	(3.3)
Profit before taxes	688	762	(75)	(9.8)
Tax on profit	(161)	(181)	21	(11.4)
Profit from continuing operations	527	581	(54)	(9.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	527	581	(54)	(9.3)
Minority interests	127	101	26	26.3
Attributable profit to the Group	400	480	(81)	(16.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	2,622	2,653	2,683	2,865	3,097
Net fees	684	689	696	649	727
Gains (losses) on financial transactions	127	215	94	31	68
Other operating income*	(65)	(112)	(73)	(56)	(80)
Gross income	3,369	3,445	3,400	3,490	3,812
Operating expenses	(1,342)	(1,339)	(1,389)	(1,452)	(1,418)
General administrative expenses	(1,208)	(1,194)	(1,239)	(1,287)	(1,297)
Personnel	(663)	(641)	(663)	(688)	(707)
Other general administrative expenses	(545)	(553)	(577)	(599)	(590)
Depreciation and amortisation	(134)	(146)	(150)	(166)	(122)
Net operating income	2,027	2,106	2,011	2,038	2,394
Net loan-loss provisions	(1,037)	(1,249)	(1,213)	(979)	(1,485)
Other income	(228)	(269)	(282)	(307)	(220)
Profit before taxes	762	589	516	752	688
Tax on profit	(181)	(107)	(155)	(237)	(161)
Profit from continuing operations	581	481	361	515	527
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	581	481	361	515	527
Minority interests	101	83	54	89	127
Attributable profit to the Group	480	399	307	426	400
* Including dividends, income from equity-accounted method and other operating income/expenses
Other information
Spread	15.84	16.17	15.41	15.44	15.17
Spread loans	14.72	15.05	14.23	14.44	14.44
Spread deposits	1.12	1.12	1.18	1.00	0.73

Retail Banking Brazil

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	4,059	3,585	473	13.2
Net fees	952	936	16	1.8
Gains (losses) on financial transactions	89	174	(85)	(48.9)
Other operating income*	(104)	(89)	(15)	17.4
Gross income	4,996	4,607	389	8.4
Operating expenses	(1,859)	(1,835)	(24)	1.3
General administrative expenses	(1,699)	(1,651)	(48)	2.9
Personnel	(926)	(907)	(20)	2.2
Other general administrative expenses	(773)	(745)	(28)	3.8
Depreciation and amortisation	(159)	(183)	24	(13.1)
Net operating income	3,137	2,772	365	13.2
Net loan-loss provisions	(1,947)	(1,418)	(529)	37.3
Other income	(289)	(312)	23	(7.3)
Profit before taxes	901	1,042	(141)	(13.5)
Tax on profit	(211)	(248)	37	(15.1)
Profit from continuing operations	691	794	(104)	(13.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	691	794	(104)	(13.1)
Minority interests	167	138	29	21.0
Attributable profit to the Group	524	657	(133)	(20.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	3,585	3,812	3,789	3,863	4,059
Net fees	936	991	982	871	952
Gains (losses) on financial transactions	174	306	133	37	89
Other operating income*	(89)	(159)	(103)	(74)	(104)
Gross income	4,607	4,949	4,801	4,697	4,996
Operating expenses	(1,835)	(1,925)	(1,961)	(1,957)	(1,859)
General administrative expenses	(1,651)	(1,716)	(1,750)	(1,733)	(1,699)
Personnel	(907)	(922)	(936)	(927)	(926)
Other general administrative expenses	(745)	(794)	(814)	(807)	(773)
Depreciation and amortisation	(183)	(209)	(212)	(224)	(159)
Net operating income	2,772	3,024	2,840	2,740	3,137
Net loan-loss provisions	(1,418)	(1,787)	(1,712)	(1,308)	(1,947)
Other income	(312)	(385)	(398)	(415)	(289)
Profit before taxes	1,042	852	730	1,017	901
Tax on profit	(248)	(157)	(219)	(323)	(211)
Profit from continuing operations	794	695	511	694	691
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	794	695	511	694	691
Minority interests	138	119	77	120	167
Attributable profit to the Group	657	576	434	574	524

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	7,171	5,976	1,195	20.0
Net fees	1,682	1,560	123	7.9
Gains (losses) on financial transactions	157	291	(133)	(45.8)
Other operating income*	(185)	(148)	(36)	24.5
Gross income	8,827	7,678	1,148	15.0
Operating expenses	(3,284)	(3,058)	(226)	7.4
General administrative expenses	(3,003)	(2,752)	(250)	9.1
Personnel	(1,637)	(1,511)	(126)	8.3
Other general administrative expenses	(1,366)	(1,241)	(125)	10.0
Depreciation and amortisation	(282)	(306)	24	(7.8)
Net operating income	5,542	4,620	922	20.0
Net loan-loss provisions	(3,440)	(2,364)	(1,076)	45.5
Other income	(510)	(519)	9	(1.7)
Profit before taxes	1,592	1,737	(145)	(8.3)
Tax on profit	(372)	(413)	41	(10.0)
Profit from continuing operations	1,220	1,324	(104)	(7.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,220	1,324	(104)	(7.8)
Minority interests	294	229	65	28.3
Attributable profit to the Group	926	1,095	(169)	(15.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	5,976	6,090	6,181	6,911	7,171
Net fees	1,560	1,582	1,602	1,575	1,682
Gains (losses) on financial transactions	291	493	218	87	157
Other operating income*	(148)	(256)	(168)	(137)	(185)
Gross income	7,678	7,908	7,833	8,436	8,827
Operating expenses	(3,058)	(3,075)	(3,200)	(3,505)	(3,284)
General administrative expenses	(2,752)	(2,741)	(2,854)	(3,106)	(3,003)
Personnel	(1,511)	(1,472)	(1,526)	(1,661)	(1,637)
Other general administrative expenses	(1,241)	(1,269)	(1,328)	(1,445)	(1,366)
Depreciation and amortisation	(306)	(334)	(346)	(399)	(282)
Net operating income	4,620	4,834	4,633	4,931	5,542
Net loan-loss provisions	(2,364)	(2,864)	(2,793)	(2,387)	(3,440)
Other income	(519)	(617)	(649)	(738)	(510)
Profit before taxes	1,737	1,353	1,191	1,807	1,592
Tax on profit	(413)	(247)	(358)	(565)	(372)
Profit from continuing operations	1,324	1,106	834	1,242	1,220
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,324	1,106	834	1,242	1,220
Minority interests	229	190	125	215	294
Attributable profit to the Group	1,095	916	709	1,027	926

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	422	349	73	20.8
Net fees	137	124	13	10.4
Gains (losses) on financial transactions	7	58	(51)	(88.4)
Other operating income*	(8)	(9)	2	(18.2)
Gross income	558	521	36	7.0
Operating expenses	(223)	(200)	(23)	11.5
General administrative expenses	(196)	(175)	(20)	11.5
Personnel	(111)	(100)	(11)	11.3
Other general administrative expenses	(85)	(76)	(9)	11.9
Depreciation and amortisation	(27)	(24)	(3)	11.0
Net operating income	335	322	14	4.2
Net loan-loss provisions	(77)	(74)	(3)	4.1
Other income	(2)	(6)	4	(65.0)
Profit before taxes	256	242	14	5.9
Tax on profit	(25)	(36)	10	(28.8)
Profit from continuing operations	230	206	24	11.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	230	206	24	11.9
Minority interests	0	0	0	16.6
Attributable profit to the Group	230	206	24	11.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	349	350	372	373	422
Net fees	124	119	121	121	137
Gains (losses) on financial transactions	58	43	5	7	7
Other operating income*	(9)	(5)	(13)	(8)	(8)
Gross income	521	506	485	493	558
Operating expenses	(200)	(210)	(224)	(244)	(223)
General administrative expenses	(175)	(186)	(199)	(219)	(196)
Personnel	(100)	(100)	(98)	(101)	(111)
Other general administrative expenses	(76)	(86)	(102)	(118)	(85)
Depreciation and amortisation	(24)	(24)	(24)	(25)	(27)
Net operating income	322	296	261	249	335
Net loan-loss provisions	(74)	(89)	(95)	(85)	(77)
Other income	(6)	(1)	60	(20)	(2)
Profit before taxes	242	205	226	144	256
Tax on profit	(36)	(34)	(29)	33	(25)
Profit from continuing operations	206	172	197	176	230
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	206	172	197	176	230
Minority interests	0	0	0	1	0
Attributable profit to the Group	206	171	197	176	230
* Including dividends, income from equity-accounted method and other operating income/expenses
Other information
Spread	10.67	10.44	10.26	10.32	10.65
Spread loans	8.58	8.40	8.27	8.36	8.69
Spread deposits	2.09	2.04	1.99	1.96	1.96

Retail Banking Mexico

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	552	477	75	15.8
Net fees	180	170	10	5.8
Gains (losses) on financial transactions	9	79	(70)	(88.9)
Other operating income*	(10)	(13)	3	(21.6)
Gross income	731	713	18	2.6
Operating expenses	(292)	(273)	(19)	6.9
General administrative expenses	(256)	(240)	(17)	6.9
Personnel	(145)	(136)	(9)	6.7
Other general administrative expenses	(111)	(103)	(7)	7.2
Depreciation and amortisation	(35)	(33)	(2)	6.4
Net operating income	439	440	(0)	(0.1)
Net loan-loss provisions	(101)	(101)	0	(0.2)
Other income	(3)	(8)	5	(66.4)
Profit before taxes	335	331	5	1.5
Tax on profit	(33)	(49)	16	(31.7)
Profit from continuing operations	302	282	20	7.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	302	282	20	7.2
Minority interests	1	0	0	11.8
Attributable profit to the Group	302	281	20	7.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	477	503	525	502	552
Net fees	170	171	171	162	180
Gains (losses) on financial transactions	79	62	7	8	9
Other operating income*	(13)	(7)	(18)	(10)	(10)
Gross income	713	728	685	662	731
Operating expenses	(273)	(302)	(316)	(329)	(292)
General administrative expenses	(240)	(267)	(281)	(296)	(256)
Personnel	(136)	(143)	(138)	(135)	(145)
Other general administrative expenses	(103)	(124)	(143)	(161)	(111)
Depreciation and amortisation	(33)	(35)	(34)	(33)	(35)
Net operating income	440	426	369	333	439
Net loan-loss provisions	(101)	(128)	(135)	(114)	(101)
Other income	(8)	(2)	85	(29)	(3)
Profit before taxes	331	296	319	189	335
Tax on profit	(49)	(48)	(41)	47	(33)
Profit from continuing operations	282	248	279	236	302
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	282	248	279	236	302
Minority interests	0	0	0	1	1
Attributable profit to the Group	281	247	278	235	302

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	7,172	5,754	1,418	24.6
Net fees	2,337	2,053	284	13.8
Gains (losses) on financial transactions	114	949	(835)	(88.0)
Other operating income*	(132)	(156)	24	(15.6)
Gross income	9,491	8,599	891	10.4
Operating expenses	(3,789)	(3,295)	(494)	15.0
General administrative expenses	(3,328)	(2,893)	(435)	15.0
Personnel	(1,889)	(1,646)	(243)	14.8
Other general administrative expenses	(1,440)	(1,247)	(192)	15.4
Depreciation and amortisation	(460)	(402)	(58)	14.5
Net operating income	5,702	5,304	398	7.5
Net loan-loss provisions	(1,314)	(1,223)	(90)	7.4
Other income	(34)	(93)	59	(63.9)
Profit before taxes	4,355	3,988	367	9.2
Tax on profit	(433)	(590)	156	(26.5)
Profit from continuing operations	3,921	3,398	523	15.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,921	3,398	523	15.4
Minority interests	7	6	1	20.3
Attributable profit to the Group	3,914	3,393	522	15.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	5,754	5,900	6,446	6,796	7,172
Net fees	2,053	2,005	2,106	2,205	2,337
Gains (losses) on financial transactions	949	723	99	160	114
Other operating income*	(156)	(87)	(223)	(139)	(132)
Gross income	8,599	8,541	8,428	9,022	9,491
Operating expenses	(3,295)	(3,545)	(3,876)	(4,423)	(3,789)
General administrative expenses	(2,893)	(3,134)	(3,454)	(3,970)	(3,328)
Personnel	(1,646)	(1,681)	(1,698)	(1,837)	(1,889)
Other general administrative expenses	(1,247)	(1,453)	(1,756)	(2,132)	(1,440)
Depreciation and amortisation	(402)	(411)	(422)	(453)	(460)
Net operating income	5,304	4,996	4,552	4,599	5,702
Net loan-loss provisions	(1,223)	(1,506)	(1,649)	(1,558)	(1,314)
Other income	(93)	(20)	1,020	(333)	(34)
Profit before taxes	3,988	3,470	3,922	2,708	4,355
Tax on profit	(590)	(568)	(500)	529	(433)
Profit from continuing operations	3,398	2,902	3,422	3,237	3,921
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	3,398	2,902	3,422	3,237	3,921
Minority interests	6	5	6	12	7
Attributable profit to the Group	3,393	2,896	3,416	3,225	3,914

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	403	332	71	21.5
Net fees	97	96	0	0.2
Gains (losses) on financial transactions	(7)	3	(10)	—
Other operating income*	(5)	(5)	0	(6.4)
Gross income	489	427	62	14.5
Operating expenses	(190)	(173)	(17)	10.1
General administrative expenses	(171)	(152)	(19)	12.7
Personnel	(105)	(93)	(12)	12.7
Other general administrative expenses	(66)	(58)	(7)	12.7
Depreciation and amortisation	(19)	(21)	2	(8.6)
Net operating income	299	254	45	17.6
Net loan-loss provisions	(125)	(87)	(38)	43.7
Other income	(4)	4	(8)	—
Profit before taxes	169	171	(2)	(0.9)
Tax on profit	(24)	(30)	6	(20.4)
Profit from continuing operations	146	141	4	3.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	146	141	4	3.2
Minority interests	47	34	13	39.7
Attributable profit to the Group	99	108	(9)	(8.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	332	358	343	377	403
Net fees	96	98	91	85	97
Gains (losses) on financial transactions	3	12	(7)	1	(7)
Other operating income*	(5)	(3)	(6)	(9)	(5)
Gross income	427	464	421	454	489
Operating expenses	(173)	(179)	(189)	(183)	(190)
General administrative expenses	(152)	(159)	(168)	(163)	(171)
Personnel	(93)	(102)	(108)	(104)	(105)
Other general administrative expenses	(58)	(57)	(60)	(59)	(66)
Depreciation and amortisation	(21)	(20)	(21)	(20)	(19)
Net operating income	254	286	233	271	299
Net loan-loss provisions	(87)	(91)	(135)	(90)	(125)
Other income	4	2	21	13	(4)
Profit before taxes	171	197	119	194	169
Tax on profit	(30)	(14)	(10)	(32)	(24)
Profit from continuing operations	141	183	109	163	146
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	141	183	109	163	146
Minority interests	34	45	27	43	47
Attributable profit to the Group	108	138	82	120	99

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.47	7.04	6.83	6.87	7.01
Spread loans	4.38	4.14	4.18	4.35	4.56
Spread deposits	3.09	2.90	2.65	2.52	2.45

Retail Banking Chile

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	529	454	75	16.5
Net fees	127	132	(5)	(4.0)
Gains (losses) on financial transactions	(9)	4	(13)	—
Other operating income*	(6)	(7)	1	(10.2)
Gross income	641	584	57	9.8
Operating expenses	(249)	(236)	(13)	5.5
General administrative expenses	(224)	(207)	(17)	8.0
Personnel	(138)	(128)	(10)	8.0
Other general administrative expenses	(86)	(80)	(6)	8.0
Depreciation and amortisation	(25)	(29)	4	(12.4)
Net operating income	391	347	44	12.7
Net loan-loss provisions	(164)	(119)	(45)	37.7
Other income	(6)	5	(11)	—
Profit before taxes	222	234	(12)	(5.0)
Tax on profit	(31)	(40)	10	(23.7)
Profit from continuing operations	191	193	(2)	(1.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	191	193	(2)	(1.1)
Minority interests	62	46	16	33.9
Attributable profit to the Group	129	147	(18)	(12.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	454	513	485	509	529
Net fees	132	140	129	114	127
Gains (losses) on financial transactions	4	17	(10)	1	(9)
Other operating income*	(7)	(4)	(9)	(13)	(6)
Gross income	584	666	595	612	641
Operating expenses	(236)	(257)	(266)	(247)	(249)
General administrative expenses	(207)	(228)	(237)	(220)	(224)
Personnel	(128)	(146)	(152)	(140)	(138)
Other general administrative expenses	(80)	(82)	(85)	(80)	(86)
Depreciation and amortisation	(29)	(29)	(30)	(27)	(25)
Net operating income	347	410	329	365	391
Net loan-loss provisions	(119)	(130)	(190)	(121)	(164)
Other income	5	3	29	18	(6)
Profit before taxes	234	283	168	263	222
Tax on profit	(40)	(21)	(14)	(43)	(31)
Profit from continuing operations	193	262	154	219	191
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	193	262	154	219	191
Minority interests	46	65	38	58	62
Attributable profit to the Group	147	197	116	161	129

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	258,325	218,735	39,589	18.1
Net fees	61,893	63,572	(1,679)	(2.6)
Gains (losses) on financial transactions	(4,173)	2,162	(6,335)	—
Other operating income*	(2,902)	(3,188)	287	(9.0)
Gross income	313,143	281,281	31,862	11.3
Operating expenses	(121,825)	(113,859)	(7,966)	7.0
General administrative expenses	(109,413)	(99,884)	(9,529)	9.5
Personnel	(67,361)	(61,491)	(5,870)	9.5
Other general administrative expenses	(42,052)	(38,392)	(3,659)	9.5
Depreciation and amortisation	(12,412)	(13,976)	1,564	(11.2)
Net operating income	191,319	167,422	23,896	14.3
Net loan-loss provisions	(79,990)	(57,274)	(22,715)	39.7
Other income	(2,874)	2,460	(5,334)	—
Profit before taxes	108,455	112,608	(4,153)	(3.7)
Tax on profit	(15,069)	(19,466)	4,397	(22.6)
Profit from continuing operations	93,387	93,142	245	0.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	93,387	93,142	245	0.3
Minority interests	30,268	22,287	7,981	35.8
Attributable profit to the Group	63,119	70,855	(7,737)	(10.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	218,735	241,346	228,448	259,366	258,325
Net fees	63,572	65,958	60,862	58,755	61,893
Gains (losses) on financial transactions	2,162	8,004	(4,768)	806	(4,173)
Other operating income*	(3,188)	(2,039)	(4,030)	(6,247)	(2,902)
Gross income	281,281	313,270	280,511	312,681	313,143
Operating expenses	(113,859)	(120,617)	(125,589)	(126,194)	(121,825)
General administrative expenses	(99,884)	(107,238)	(111,680)	(112,365)	(109,413)
Personnel	(61,491)	(68,520)	(71,623)	(71,499)	(67,361)
Other general administrative expenses	(38,392)	(38,718)	(40,057)	(40,865)	(42,052)
Depreciation and amortisation	(13,976)	(13,379)	(13,910)	(13,829)	(12,412)
Net operating income	167,422	192,653	154,922	186,488	191,319
Net loan-loss provisions	(57,274)	(61,113)	(89,847)	(62,317)	(79,990)
Other income	2,460	1,478	13,895	9,052	(2,874)
Profit before taxes	112,608	133,019	78,969	133,223	108,455
Tax on profit	(19,466)	(9,781)	(6,718)	(21,550)	(15,069)
Profit from continuing operations	93,142	123,238	72,252	111,673	93,387
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	93,142	123,238	72,252	111,673	93,387
Minority interests	22,287	30,492	17,825	29,496	30,268
Attributable profit to the Group	70,855	92,746	54,427	82,177	63,119

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	410	433	(23)	(5.3)
Net fees	82	88	(6)	(6.9)
Gains (losses) on financial transactions	52	35	17	48.1
Other operating income*	81	140	(59)	(42.3)
Gross income	625	696	(71)	(10.3)
Operating expenses	(268)	(238)	(31)	13.0
General administrative expenses	(238)	(213)	(25)	11.9
Personnel	(133)	(119)	(13)	11.2
Other general administrative expenses	(106)	(94)	(12)	12.8
Depreciation and amortisation	(30)	(24)	(5)	22.3
Net operating income	356	458	(102)	(22.3)
Net loan-loss provisions	(58)	(95)	38	(39.5)
Other income	(19)	(27)	8	(28.4)
Profit before taxes	279	337	(57)	(17.0)
Tax on profit	(51)	(53)	2	(3.0)
Profit from continuing operations	229	284	(55)	(19.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	229	284	(55)	(19.5)
Minority interests	—	—	—	—
Attributable profit to the Group	229	284	(55)	(19.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	433	409	411	406	410
Net fees	88	91	99	83	82
Gains (losses) on financial transactions	35	24	37	80	52
Other operating income*	140	121	91	115	81
Gross income	696	645	639	683	625
Operating expenses	(238)	(228)	(240)	(279)	(268)
General administrative expenses	(213)	(199)	(210)	(249)	(238)
Personnel	(119)	(114)	(120)	(120)	(133)
Other general administrative expenses	(94)	(85)	(90)	(130)	(106)
Depreciation and amortisation	(24)	(29)	(30)	(30)	(30)
Net operating income	458	416	399	404	356
Net loan-loss provisions	(95)	(148)	(75)	(109)	(58)
Other income	(27)	(22)	(23)	11	(19)
Profit before taxes	337	246	301	305	279
Tax on profit	(53)	(31)	(62)	(63)	(51)
Profit from continuing operations	284	215	239	242	229
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	284	215	239	242	229
Minority interests	—	—	—	—	—
Attributable profit to the Group	284	215	239	242	229
* Including dividends, income from equity-accounted method and other operating income/expenses
Other information
Spread	2.94	2.90	2.62	2.75	2.82
Spread loans	2.16	2.24	2.22	2.29	2.36
Spread deposits	0.78	0.66	0.40	0.46	0.46

Retail Banking USA

US$ million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	537	592	(54)	(9.2)
Net fees	108	121	(13)	(10.8)
Gains (losses) on financial transactions	68	48	20	42.0
Other operating income*	106	191	(86)	(44.7)
Gross income	818	951	(133)	(14.0)
Operating expenses	(352)	(325)	(27)	8.3
General administrative expenses	(313)	(291)	(21)	7.3
Personnel	(174)	(163)	(11)	6.6
Other general administrative expenses	(139)	(128)	(10)	8.2
Depreciation and amortisation	(39)	(33)	(6)	17.2
Net operating income	467	627	(160)	(25.5)
Net loan-loss provisions	(75)	(130)	55	(42.0)
Other income	(25)	(36)	11	(31.4)
Profit before taxes	366	460	(94)	(20.4)
Tax on profit	(67)	(72)	5	(7.0)
Profit from continuing operations	300	388	(89)	(22.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	300	388	(89)	(22.9)
Minority interests	—	—	—	—
Attributable profit to the Group	300	388	(89)	(22.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	592	589	581	545	537
Net fees	121	130	139	111	108
Gains (losses) on financial transactions	48	35	53	109	68
Other operating income*	191	174	129	154	106
Gross income	951	928	902	919	818
Operating expenses	(325)	(329)	(338)	(378)	(352)
General administrative expenses	(291)	(286)	(296)	(337)	(313)
Personnel	(163)	(164)	(169)	(161)	(174)
Other general administrative expenses	(128)	(122)	(127)	(176)	(139)
Depreciation and amortisation	(33)	(42)	(42)	(41)	(39)
Net operating income	627	600	564	542	467
Net loan-loss provisions	(130)	(211)	(106)	(147)	(75)
Other income	(36)	(32)	(33)	16	(25)
Profit before taxes	460	356	425	411	366
Tax on profit	(72)	(45)	(87)	(86)	(67)
Profit from continuing operations	388	311	337	325	300
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	388	311	337	325	300
Minority interests	—	—	—	—	—
Attributable profit to the Group	388	311	337	325	300

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	612	561	51	9.1
Net fees	319	327	(8)	(2.5)
Gains (losses) on financial transactions	440	405	35	8.7
Other operating income*	38	30	9	29.8
Gross income	1,409	1,322	87	6.6
Operating expenses	(407)	(386)	(20)	5.3
General administrative expenses	(370)	(351)	(19)	5.4
Personnel	(242)	(232)	(10)	4.4
Other general administrative expenses	(128)	(119)	(9)	7.3
Depreciation and amortisation	(36)	(35)	(2)	4.4
Net operating income	1,002	936	67	7.1
Net loan-loss provisions	(54)	16	(70)	—
Other income	(33)	(20)	(13)	64.6
Profit before taxes	916	932	(16)	(1.7)
Tax on profit	(256)	(241)	(16)	6.6
Profit from continuing operations	660	691	(32)	(4.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	660	691	(32)	(4.6)
Minority interests	57	55	2	4.3
Attributable profit to the Group	602	636	(34)	(5.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Business volumes
Total assets	288,486	274,311	14,175	5.2
Customer loans	73,031	68,092	4,939	7.3
Customer deposits	77,289	91,767	(14,478)	(15.8)

Global Wholesale Banking

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	561	625	605	624	612
Net fees	327	320	284	219	319
Gains (losses) on financial transactions	405	126	146	112	440
Other operating income*	30	112	43	69	38
Gross income	1,322	1,183	1,078	1,025	1,409
Operating expenses	(386)	(414)	(411)	(410)	(407)
General administrative expenses	(351)	(380)	(376)	(380)	(370)
Personnel	(232)	(249)	(245)	(261)	(242)
Other general administrative expenses	(119)	(131)	(131)	(120)	(128)
Depreciation and amortisation	(35)	(34)	(35)	(30)	(36)
Net operating income	936	769	667	614	1,002
Net loan-loss provisions	16	(106)	(42)	(12)	(54)
Other income	(20)	1	(29)	12	(33)
Profit before taxes	932	664	597	615	916
Tax on profit	(241)	(176)	(165)	(171)	(256)
Profit from continuing operations	691	488	431	443	660
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	691	488	431	443	660
Minority interests	55	53	60	46	57
Attributable profit to the Group	636	435	372	397	602

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Business volumes
Total assets	274,311	283,465	300,640	280,664	288,486
Customer loans	68,092	73,602	75,076	81,148	73,031
Customer deposits	91,767	86,999	80,018	75,100	77,289

Asset Management and Insurance

EUR million

			Variation
	Q1 ’12	Q1 ’11	Amount	%
Income statement
Net interest income	30	31	(2)	(5.4)
Net fees	96	103	(7)	(6.6)
Gains (losses) on financial transactions	1	1	0	49.8
Other operating income*	102	108	(7)	(6.0)
Gross income	229	243	(15)	(6.0)
Operating expenses	(77)	(77)	0	(0.5)
General administrative expenses	(68)	(69)	1	(1.0)
Personnel	(39)	(42)	4	(8.5)
Other general administrative expenses	(29)	(27)	(3)	10.8
Depreciation and amortisation	(9)	(9)	(0)	3.6
Net operating income	152	166	(14)	(8.6)
Net loan-loss provisions	(0)	(0)	(0)	—
Other income	(5)	(7)	1	(18.8)
Profit before taxes	146	159	(13)	(8.1)
Tax on profit	(40)	(34)	(6)	16.4
Profit from continuing operations	106	125	(19)	(14.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	106	125	(19)	(14.8)
Minority interests	9	5	3	68.2
Attributable profit to the Group	98	120	(22)	(18.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.12	31.03.11	Amount	%
Business volumes
Total assets	26,412	33,439	(7,027)	(21.0)
Customer loans	431	472	(41)	(8.7)
Customer deposits	6,091	4,636	1,455	31.4

Asset Management and Insurance

EUR million

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12
Income statement
Net interest income	31	33	33	37	30
Net fees	103	101	106	100	96
Gains (losses) on financial transactions	1	8	(6)	2	1
Other operating income*	108	108	101	93	102
Gross income	243	250	234	231	229
Operating expenses	(77)	(79)	(80)	(84)	(77)
General administrative expenses	(69)	(70)	(71)	(73)	(68)
Personnel	(42)	(43)	(43)	(43)	(39)
Other general administrative expenses	(27)	(27)	(29)	(30)	(29)
Depreciation and amortisation	(9)	(9)	(9)	(11)	(9)
Net operating income	166	170	154	147	152
Net loan-loss provisions	(0)	0	(0)	0	(0)
Other income	(7)	(1)	(30)	(11)	(5)
Profit before taxes	159	170	124	137	146
Tax on profit	(34)	(34)	(30)	(29)	(40)
Profit from continuing operations	125	136	94	108	106
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	125	136	94	108	106
Minority interests	5	7	6	11	9
Attributable profit to the Group	120	129	88	97	98

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12
Business volumes
Total assets	33,439	36,281	35,453	26,227	26,412
Customer loans	472	448	450	432	431
Customer deposits	4,636	5,352	5,508	5,727	6,091

NPL ratio

%

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12

Continental Europe	4.53	4.76	5.04	5.18	5.42
Santander Branch Network	5.99	6.73	7.70	8.47	8.90
Banesto	4.31	4.54	4.69	5.01	5.07
Portugal	3.03	3.25	3.78	4.06	4.59
Santander Consumer Finance	4.99	4.74	4.50	3.97	4.05
Retail Poland (BZ WBK)	#¡DIV/0!	6.43	6.26	4.89	4.74
United Kingdom	1.73	1.81	1.86	1.84	1.82
Latin America	4.01	4.20	4.10	4.32	4.67
Brazil	4.85	5.05	5.05	5.38	5.76
Mexico	1.58	2.45	1.78	1.82	1.61
Chile	3.80	3.65	3.63	3.85	4.52
USA	4.15	3.76	3.22	2.85	2.46
Operating Areas	3.54	3.71	3.78	3.83	3.95
Total Group	3.61	3.78	3.86	3.89	3.98

Spain	4.57	4.81	5.15	5.49	5.75

NPL coverage

%

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12

Continental Europe	62	61	58	56	55
Santander Branch Network	50	47	41	40	40
Banesto	52	52	53	53	51
Portugal	62	62	53	55	58
Santander Consumer Finance	98	103	105	109	108
Retail Poland (BZ WBK)	#¡DIV/0!	67	69	65	66
United Kingdom	47	43	42	40	40
Latin America	107	105	102	97	92
Brazil	104	102	100	95	90
Mexico	234	165	176	176	195
Chile	89	89	88	73	68
USA	82	85	93	96	107
Operating Areas	71	69	66	64	63
Total Group	71	69	66	61	62

Spain	53	49	46	45	46

Spreads loans and deposits

%

	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11	Q1 ’12

Santander Branch Network
Spread loans	1.90	1.97	2.03	2.01	2.19
Spread deposits	0.05	0.56	0.65	0.53	0.51
SUM	1.95	2.53	2.68	2.54	2.70

Retail Banking Banesto
Spread loans	2.03	2.08	2.12	2.16	2.33
Spread deposits	(0.36)	0.12	0.42	0.36	0.33
SUM	1.67	2.20	2.54	2.52	2.66

Retail Banking Portugal
Spread loans	1.96	2.06	2.15	2.23	2.34
Spread deposits	0.12	(0.31)	(0.47)	(0.78)	(0.91)
SUM	2.08	1.75	1.68	1.45	1.43

Santander Consumer Finance
Spread loans	4.83	4.43	4.48	4.57	4.51

Retail Banking United Kingdom
Spread loans	2.40	2.40	2.46	2.53	2.57
Spread deposits	(0.32)	(0.40)	(0.45)	(0.50)	(0.59)
SUM	2.08	2.00	2.01	2.03	1.98

Retail Banking Brazil
Spread loans	14.72	15.05	14.23	14.44	14.44
Spread deposits	1.12	1.12	1.18	1.00	0.73
SUM	15.84	16.17	15.41	15.44	15.17

Retail Banking Mexico
Spread loans	8.58	8.40	8.27	8.36	8.69
Spread deposits	2.09	2.04	1.99	1.96	1.96
SUM	10.67	10.44	10.26	10.32	10.65

Retail Banking Chile
Spread loans	4.38	4.14	4.18	4.35	4.56
Spread deposits	3.09	2.90	2.65	2.52	2.45
SUM	7.47	7.04	6.83	6.87	7.01

Retail Banking USA
Spread loans	2.16	2.24	2.22	2.29	2.36
Spread deposits	0.78	0.66	0.40	0.46	0.46
SUM	2.94	2.90	2.62	2.75	2.82

Risk-weighted assets

EUR million

	31.03.11	30.06.11	30.09.11	31.12.11	31.03.12

Continental Europe	235,191	240,008	236,164	229,586	225,553
Santander Branch Network	67,886	64,870	62,006	59,224	59,200
Banesto	53,818	52,122	53,885	51,251	49,293
Portugal	22,339	22,412	22,396	20,660	19,960
Santander Consumer	47,556	47,760	46,434	47,410	47,232
Retail Poland (BZ WBK)	—	9,353	7,677	8,003	8,756
United Kingdom	87,286	86,432	90,445	93,604	93,128
Latin America	171,431	176,039	155,566	162,195	167,495
Brazil	105,612	109,717	92,448	99,073	101,848
Mexico	21,786	22,537	19,745	18,990	20,450
Chile	23,217	23,520	21,191	22,556	23,746
USA	46,433	46,058	47,358	47,570	48,151
Operating Areas	540,341	548,537	529,533	532,955	534,327
Corporate Activities	33,695	31,942	29,254	33,003	35,912
Total Group	574,036	580,480	558,787	565,958	570,239

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 26, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President